SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549



04037664

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

GS Mortgage Securities Corp.	0000807641
(Exact Name of Registrant as Specified in Charter)	(Registrant CIK Number)

Form 8-K for July 12, 2004	333-100818
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))	(SEC File Number, if Available)

N/A

(Name of Person Filing the Document (if Other Than the Registrant)



PROCESSED

JUL 15 2004

THOMSON
FINANCIAL

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on July ___, 2004.

GS MORTGAGE SECURITIES CORP.

By: _____
       Name: Howard Altarescu
      Title: Vice President

Exhibit Index

113160 GSR 2004-9
Form SE

IN ACCORDANCE WITH RULE 311 (h) OF REGULATION S-T, THESE PRELIMINARY STRUCTURAL AND COLLATERAL TERM SHEETS ARE BEING FILED IN PAPER.

PRELIMINARY STRUCTURAL AND COLLATERAL TERM SHEETS

for

GS MORTGAGE SECURITIES CORP.

GSR Mortgage-Backed Certificates 2004-9, Series 2004-9

113160 GSR 2004-9
Form SE

All information in this Term Sheet, whether regarding assets backing any securities discussed herein or otherwise, will be superseded by the information contained in the final prospectus.

Preliminary Structural and Collateral Term Sheet   July 9, 2004



$ 1,117,600,000 (approximate) of Offered Certificates

GSR Mortgage Loan Trust 2004-9
GS Mortgage Securities Corp., Depositor
Mortgage Pass-Through Certificates, Series 2004-9

Overview of the Offered Certificates

Certificates	Group	Product Type	Approximate Certificate Balance [1]	Expected Ratings (S&P, Moody's or Fitch)	Expected Credit Enhancement Percentage [2]	Initial Pass-Through Rate [3]	Estimated Avg. Life (yrs) CPB [4]	Estimated Avg. Life (yrs) MAT [4]	Principal Payment Window CPB [4]	Principal Payment Window MAT [4]	Group Prepay
1A1 [5]	1	6 MO IO	71,205,000	AAA/Aaa	3.50%	1ML + 0.28%	N/A	4.31	N/A	08/04-05/34	20 CPR
2A1	2	3/1 & 3/6	231,720,000	AAA/Aaa	3.50%	4.719%	1.93	3.27	08/04-06/07	08/04-06/34	25 CPB
3A1	3	3/1 & 3/6	160,277,000	AAA/Aaa	3.50%	3.692%	2.05	4.07	08/04-05/07	08/04-06/34	20 CPB
4A1	4	5/1 & 5/6	157,782,000	AAA/Aaa	3.50%	4.984%	2.56	3.30	08/04-06/09	08/04-06/34	25 CPB
5A1	5	5/1 & 5/6	90,457,000	AAA/Aaa	3.50%	4.073%	2.89	4.17	08/04-06/09	08/04-06/34	20 CPB
6A1	6	7/1	37,500,000	AAA/Aaa	3.50%	3.935%	0.50	0.50	08/04-07/05	08/04-07/05	20 CPB
6A2	6	7/1	15,955,000	AAA/Aaa	3.50%	3.935%	1.25	1.25	07/05-01/06	07/05-01/06	20 CPB
6A3	6	7/1	28,177,000	AAA/Aaa	3.50%	3.935%	2.00	2.00	01/06-02/07	01/06-02/07	20 CPB
6A4	6	7/1	20,377,000	AAA/Aaa	3.50%	3.935%	3.00	3.00	02/07-01/08	02/07-01/08	20 CPB
6A5	6	7/1	16,330,000	AAA/Aaa	3.50%	3.935%	4.00	4.00	01/08-02/09	01/08-02/09	20 CPB
6A6	6	7/1	12,335,000	AAA/Aaa	3.50%	3.935%	5.00	5.00	02/09-01/10	02/09-01/10	20 CPB
6A7	6	7/1	21,815,000	AAA/Aaa	3.50%	3.935%	6.32	6.63	01/10-05/11	01/10-07/12	20 CPB
6A8	6	7/1	26,909,000	AAA/Aaa	3.50%	3.935%	6.82	11.79	05/11-05/11	07/12-05/34	20 CPB
7A1	7	10/1	29,876,000	AAA/Aaa	3.50%	5.192%	0.50	0.50	08/04-07/05	08/04-07/05	20 CPB
7A2	7	10/1	12,749,000	AAA/Aaa	3.50%	5.192%	1.25	1.25	07/05-01/06	07/05-01/06	20 CPB
7A3	7	10/1	22,497,000	AAA/Aaa	3.50%	5.192%	2.00	2.00	01/06-02/07	01/06-02/07	20 CPB
7A4	7	10/1	16,338,000	AAA/Aaa	3.50%	5.192%	3.00	3.00	02/07-01/08	02/07-01/08	20 CPB
7A5	7	10/1	13,072,000	AAA/Aaa	3.50%	5.192%	4.00	4.00	01/08-02/09	01/08-01/09	20 CPB
7A6	7	10/1	9,931,000	AAA/Aaa	3.50%	5.192%	5.00	5.00	02/09-01/10	01/09-01/10	20 CPB
7A7	7	10/1	18,006,000	AAA/Aaa	3.50%	5.192%	6.69	6.68	01/10-09/12	01/10-09/12	20 CPB
7A8	7	10/1	21,613,000	AAA/Aaa	3.50%	5.192%	9.58	12.06	09/12-06/14	09/12-06/34	20 CPB
8A1	8	Seasoned	51,165,000	AAA/Aaa	3.50%	5.970%	0.86	0.92	08/04-06/07	08/04-11/26	65 CPB
B1	All	All	20,259,000	AA	1.70%	4.435%	3.99	7.16	08/04-06/14	08/04-06/34	20 CPB
B2	All	All	7,879,000	A	1.00%	4.435%	3.99	7.16	08/04-06/14	08/04-06/34	20 CPB
B3	All	All	3,376,000	BBB	0.70%	4.435%	3.99	7.16	08/04-06/14	08/04-06/34	20 CPB

(1)   The Certificate Sizes are approximate, based on projected scheduled July 1, 2004 balances of the Mortgage Loans, and subject to a +/- 5% variance.

(2)   The Credit Enhancement percentages are preliminary and are subject to change based upon the final Mortgage Loan pool as of the Cut-Off Date and rating agency analysis.

(3)   For the Senior Certificates, except for the Class 1A1 Certificates, the Pass-Through Rates with respect to each Distribution Date will equal a per annum rate equal to the weighted average of the net rates for the mortgage loans in the respective mortgage group. For the Class 1A1 Certificates, the Pass-Through Rate will equal the lesser value of 1 month LIBOR + 0.28% and the net WAC of the Group 1 mortgage loans (which have a maximum net WAC of 11.618%). For the Subordinate certificates, the Pass-Through Rates will equal a per annum rate equal to the weighted average of the net rates for the mortgage loans in all eight mortgage loan groups, weighted on the basis of the related group subordinate amount.

(4)   Average Life and Payment Windows are calculated based upon the applicable prepayment speeds to the reset date (CPB) or Maturity date. CPB implies prepayment in full is individually applied to each hypothetical mortgage loan at its next reset date.

(5)   The Class 1A1 Certificates will have a 0 day delay, will settle without accrued interest, and will have an estimated average life of 3.9 years and a principal payment window of 08/04-04/14 calculated based on a prepayment speed of 20 CPR to the call date.

Goldman Sachs

$ 1,117,600,000 (approximate) of Offered Certificates

GSR Mortgage Loan Trust 2004-9
GS Mortgage Securities Corp., Depositor
Mortgage Pass-Through Certificates, Series 2004-9

Preliminary Collateral Description[1]

	Group 1 6 Month Hybrids	Group 2 3 Year High Coupon Hybrids	Group 3 3 Year Low Coupon Hybrids	Group 4 5 Year High Coupon Hybrids	Group 5 5 Year Low Coupon Hybrids	Group 6 7 Year Hybrids	Group 7 10 Year Hybrids	Group 8 Seasoned Hybrids	Total
Aggregate Principal Balance	$74,533,451	$242,549,910	$167,767,753	$165,156,294	$94,684,584	$187,783,023	$150,815,845	$58,912,262	$1,142,203,123
Average Loan Balance	$354,921	$509,559	$530,911	$452,483	$401,206	$531,963	$556,516	$453,171	$484,600
Number of Loans	210	476	316	365	236	353	271	130	2357
Weighted Average Months to Roll	5	36	35	60	59	82	120	32	58
Weighted Average Term to Maturity	359	359	359	360	359	358	360	325	357
Gross WAC	3.428%	4.993%	3.994%	5.262%	4.334%	4.650%	5.444%	6.245%	4.796%
Weighted Average Expense Rate before reset	0.375%	0.273%	0.302%	0.278%	0.261%	0.714%	0.252%	0.281%	0.354%
Weighted Average Expense Rate after reset	0.375%	0.273%	0.302%	0.364%	0.270%	0.714%	0.377%	0.281%	0.384%
Net WAC	3.053%	4.719%	3.692%	4.984%	4.073%	3.935%	5.192%	5.964%	4.442%
Initial Cap	0.000%	2.071%	2.042%	5.000%	5.000%	5.000%	5.000%	3.666%	3.549%
Periodic Cap	0.000%	1.976%	1.965%	1.935%	1.977%	2.000%	2.000%	2.000%	1.848%
Lifetime Cap	8.565%	5.901%	5.679%	5.208%	5.091%	5.000%	5.000%	5.127%	5.568%
Gross WAC Range	2.750%-4.125%	4.375%-7.375%	2.875%-4.375%	4.750%-6.875%	2.625%-4.625%	2.625%-5.750%	4.250%-7.000%	5.000%-7.375%	2.625%-7.375%
Maximum Gross WAC	11.993%	10.959%	9.674%	10.469%	9.425%	9.650%	10.444%	11.372%	10.378%
Six- Month LIBOR Indexed Percent	100%	2%	4%	6%	2%	0%	0%	0%	9%
One-Year LIBOR Indexed Percent	0%	85%	64%	75%	9%	91%	98%	58%	70%
One-Year CMT Indexed Percent	0%	13%	33%	19%	89%	9%	2%	42%	21%
Weighted Average Margin	2.109%	2.354%	2.434%	2.413%	2.714%	2.303%	2.275%	2.458%	2.375%
Weighted Average Margin - Post Reset	1.734%	2.080%	2.132%	2.049%	2.444%	1.588%	1.899%	2.178%	1.991%
Weighted Average FICO	722	719	731	720	740	735	734	715	727
Weighted Average Original LTV	71.80%	74.73%	70.48%	74.50%	74.57%	69.75%	68.03%	70.07%	71.92%
Interest Only Percent	100%	72%	46%	71%	73%	56%	64%	0%	62%
Cash Out Refinance Percent	26%	17%	31%	15%	3%	21%	16%	25%	19%
California Percent	38%	58%	49%	61%	42%	56%	68%	35%	54%
Primary Residence Percent	96%	89%	97%	94%	91%	95%	95%	90%	93%
Single Family and PUD Percent	92%	91%	91%	88%	73%	92%	93%	83%	89%
Single Largest Zip Code Percent	3%	1%	2%	1%	4%	3%	2%	2%	1%
Largest Individual Loan Balance	$1,885,000	$1,880,000	$1,380,000	$1,100,000	$1,404,410	$1,600,000	$1,500,000	$968,196	$1,885,000

(1) Using June 1, 2004 scheduled balances

(2) Consists of non-zero FICO values

Goldman Sachs

$ 1,117,600,000 (approximate) of Offered Certificates

GSR Mortgage Loan Trust 2004-9
GS Mortgage Securities Corp., Depositor
Mortgage Pass-Through Certificates, Series 2004-9

Time Table

Cut-Off Date:	July 1, 2004
Settlement Date:	July 30, 2004
Distribution Date:	25th of each month or the next business day
First Distribution Date:	August 25, 2004

Features of the Transaction

■ Offering consists of certificates totaling approximately $1,117,600,000 of which $1,086,086,000 are expected to be rated AAA/Aaa by two of Fitch, S&P or Moody's. $20,259,000 are expected to be rated AA, $7,879,000 are expected to be rated A and $3,376,000 are expected to be rated BBB by one of Fitch, S&P or Moody's.

■ The expected amount of credit support for each group of senior certificates will be approximately 3.50% (+/- 0.50%).

■ All collateral consists of 6 month, 3/6, 3/1, 5/6, 5/1, 7/1,10/1 and seasoned hybrid adjustable rate mortgage loans with 99.54% set to mature within 30 years of the date of origination, secured by first liens on one- to four-family residential properties and originated or acquired by Countrywide Home Loans, Inc., Wells Fargo Bank, N.A, National City Mortgage Co., Indymac Bank, F.S.B., Washington Mutual, Inc., Bank of America, N.A., Bank One, N.A., ABN AMRO Mortgage Group, Inc.

Structure of the Certificates

Credit support for the transaction is in the form of a senior/subordinated, shifting interest structure. The Class B1, Class B2, Class B3 Certificates (the "Senior Subordinate Certificates") and the Class B4, Class B5 and Class B6 Certificates (the "Junior Subordinate Certificates", not offered hereby, and together with the Senior Subordinate Certificates, the "Subordinate Certificates") will be subordinate in the right to receive payments of principal and interest and, therefore, provide credit protection to the Class 1A1, the Class 2A1, the Class 3A1, the Class 4A1, the Class 5A1, the Class 6A1 through Class 6A8, the Class 7A1 through Class 7A8 and the Class 8A Certificates (collectively the "Senior Certificates"). In addition, for the first seven years after the Settlement Date, subject to the exception described below, all principal prepayments will be used to pay down the Senior Certificates, which is intended to increase the relative proportion of Subordinate Certificates to the Senior Certificates and thereby increase the amount of subordination to the Senior Certificates. After such time, and subject to certain loss and delinquency criteria, the Subordinate Certificates will receive increasing portions of unscheduled principal prepayments from the Mortgage Loans. The prepayment percentages on the Subordinate Certificates are as follows:

Distribution Date	Percentage
August 2004 – July 2011	0%
August 2011 – July 2012	30%
August 2012 – July 2013	40%
August 2013 – July 2014	60%
August 2014 – July 2015	80%
August 2015 and after	100%

If before the Distribution Date in August 2007 the credit support to the Senior Certificates is greater than or equal to two times the original credit support percentage, then the Subordinate Certificates would be entitled to 50% of their pro rata share of principal prepayments proceeds subject to certain loss and delinquency criteria. If on or after the Distribution Date in August 2007 the credit support is greater than or equal to two times the original credit support percentage, then the Subordinate Certificates would be entitled to 100% of their pro rata share of the principal prepayment proceeds.

Key Terms

Issuer:	GSR Mortgage Loan Trust 2004-9
Depositor:	GS Mortgage Securities Corp
Originators:	Countrywide Home Loans, Inc., Wells Fargo Bank, N.A, National City Mortgage Co., Indymac Bank, F.S.B., Washington Mutual, Inc., Bank of America, N.A., Bank One, N.A., ABN AMRO Mortgage Group, Inc.
Servicers:	Countrywide Home Loans, Inc., Wells Fargo Bank, N.A, National City Mortgage Co., Indymac Bank, F.S.B., Washington Mutual, Inc., Bank of America, N.A., Bank One, N.A., ABN AMRO Mortgage Group, Inc.
Master-Servicer:	Chase Manhattan Mortgage Corporation
Securities Administrator:	JP Morgan Chase Bank
Trustee:	Wachovia Bank, National Association
Rating Agencies:	Two of Fitch, S&P or Moody's
Type of Issuance:	Public, except for the Class B4, Class B5 and Class B6 Certificates
Servicer Advancing:	To the extent requested by the rating agencies, the Servicer is obligated to advance delinquent mortgagor payments through the date of liquidation of an REO property to the extent they are deemed recoverable.
Compensating Interest:	With respect to ABN AMRO, Bank of America, Bank One, Washington Mutual and National City, the Servicer is required to cover interest shortfalls as a result of full prepayments to the extent of the aggregate servicing compensation. With respect to Countrywide, Indymac, and Wells Fargo, the servicer is required to cover interest shortfalls as a result of full prepayment to the extent of one-half of their aggregate servicing compensation.
Interest Accrual:	On a 30/360 basis; the accrual period is the calendar month preceding the month of each Distribution Date.
Group 1 Mortgage Loans:	The Group 1 Mortgage Loans consist of 100% 6 Month LIBOR ARMs secured by first lien, one-to-four family residential properties. The Mortgage Loans adjust every 6 months. 100% of the Group 1 Mortgage Loans require only the payment of interest for the first 10 years after the origination date. The mortgage interest rates will be indexed to the 6 month LIBOR and will adjust to that index plus a certain number of basis points (the "Gross Margin").[1] All the Group 1 Mortgage Loans do not have an Initial or Periodic Interest Rate Cap. The mortgage loans are subject to lifetime maximum mortgage interest rates, which are generally 8.565% over the initial mortgage interest rate on a weighted average basis.[2]
Group 2 Mortgage Loans:	The Group 2 Mortgage Loans consist of 2% 3/1 and 3/6 High Coupon Six-Month LIBOR Hybrid Arms, 85% 3/1 and 3/6 High Coupon One-Year LIBOR Hybrid Arms, and 13% 3/1 and 3/6 High Coupon One-Year CMT Hybrid ARMs secured by first lien, one-to-four family residential properties. The Mortgage Loans have a fixed interest rate for the first 3 years after origination and thereafter the Mortgage Loans have a variable interest rate. Approximately 72% of the Group 2 Mortgage Loans require only the payment of interest until the month following the first rate adjustment date. The mortgage interest rates adjust at the end of the initial fixed interest rate period and annually or semi-annually thereafter. The mortgage interest rates will be indexed to

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[1] The Six-Month LIBOR Index is the average of the interbank offered rates for Six-Year U.S. dollar-denominated deposits in the London Market ("LIBOR") as published in The Wall Street Journal. The One-Year LIBOR Index is the average of the interbank offered rates for One-Year U.S. dollar-denominated deposits in the London Market ("LIBOR") as published in The Wall Street Journal. The One-Year CMT loan index will be determined based on the average weekly yield on U.S. Treasury securities during the last full week occurring in the month which occurs one month prior to the applicable bond reset date, as published in Federal Reserve Statistical Release H. 15(519), as applicable, and annually thereafter.

[2] None of the mortgage interest rates are subject to a lifetime minimum interest rate. Therefore, the effective minimum interest rate for each Mortgage Loan will be its Gross Margin. None of the Mortgage Loans have a prepayment fee as of the date of origination.

Group 2 Mortgage Loans (Cont'd): Six-Month LIBOR, One-Year LIBOR or to One-Year CMT and will adjust to that index plus a certain number of basis points (the "Gross Margin").[1] All the Group 2 Mortgage Loans have Periodic Interest Rate Caps of 2.071% for the first adjustment date and 1.976% for every adjustment date thereafter on a weighted average basis. The mortgage interest rates are subject to lifetime maximum mortgage interest rates, which are generally 5.901% over the initial mortgage interest rate on a weighted average basis.[2]

Group 3 Mortgage Loans: The Group 3 Mortgage Loans consist of 4% 3/1 and 3/6 Low Coupon Six-Month LIBOR, 64% 3/1 and 3/6 Low Coupon One-Year LIBOR and 33% 3/1 and 3/6 Low Coupon One-Year CMT Hybrid ARMs secured by first lien, one-to-four family residential properties. The Mortgage Loans have a fixed interest rate for the first 3 years after origination and thereafter the Mortgage Loans have a variable interest rate. Approximately 46% of the Group 3 Mortgage Loans require only the payment of interest until the month following the first rate adjustment date. The mortgage interest rates adjust at the end of the initial fixed interest rate period and annually and semi-annually thereafter. The mortgage interest rates will be indexed to Six-Month LIBOR, One-Year LIBOR or to One-Year CMT and will adjust to that index plus a certain number of basis points (the "Gross Margin").[1] All the Group 3 Mortgage Loans have a Periodic Interest Rate Cap of 2.042% for the first adjustment date and 1.965% for every adjustment date thereafter on a weighted average basis. The mortgage interest rates are subject to lifetime maximum mortgage interest rates, which are generally 5.679% over the initial mortgage interest rate, on a weighted average basis.[2]

Group 4 Mortgage Loans: The Group 4 Mortgage Loans consist of 6% 5/1 and 5/6 High Coupon Six-Month LIBOR Hybrid Arms, 75% 5/1 and 5/6 High Coupon One-Year LIBOR Hybrid ARMs and 19% 5/1 and 5/6 High Coupon One-Year CMT Hybrid Arms secured by first lien, one-to-four family residential properties. The Mortgage Loans have a fixed interest rate for the first 5 years after origination and thereafter the Mortgage Loans have a variable interest rate. Approximately 71% of the Group 4 Mortgage Loans require only the payment of interest until the month following the first rate adjustment date. The mortgage interest rates will be indexed to Six-Month LIBOR, One-Year LIBOR or to One-Year CMT and will adjust to that index plus a certain number of basis points (the "Gross Margin").[1] All the Group 4 Mortgage Loans have Periodic Interest Rate Caps of 5.000% for the first adjustment date and 1.935% for every adjustment date thereafter on a weighted average basis. The mortgage interest rates are subject to lifetime maximum mortgage interest rates, which are generally 5.208% over the initial mortgage interest rate, on a weighted average basis[2]

Group 5 Mortgage Loans: The Group 5 Mortgage Loans consist of 2% 5/1 and 5/6 Low Coupon Six-Month LIBOR Hybrid Arms, 9% 5/1 and 5/6 Low Coupon One-Year LIBOR Hybrid ARMs, and 89% 5/1 and 5/6 Low Coupon LIBOR Hybrid Arms secured by first lien, one-to-four family residential properties. The Mortgage Loans have a fixed interest rate for the first 5 years after origination and thereafter the Mortgage Loans have a variable interest rate. Approximately 73% of the Group 5 Mortgage Loans require only the payment of interest until the month following the first rate adjustment date. The mortgage interest rates adjust at the end of the initial fixed interest rate period and annually or semi-annually thereafter. The mortgage interest rates will be indexed to One-Year LIBOR or One-Year CMT and will adjust to that index plus a certain number of basis points (the "Gross Margin").[1] All the Group 5 Mortgage Loans have Periodic Interest Rate Caps of 5.000% for the first adjustment date and 1.977% for every adjustment date thereafter on a weighted average basis. The mortgage interest rates are subject to lifetime maximum mortgage interest rates, which are generally 5.091% over the initial mortgage interest rate, on a weighted average basis.[2]

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[1] The Six-Month LIBOR Index is the average of the interbank offered rates for Six-Year U.S. dollar-denominated deposits in the London Market ("LIBOR") as published in The Wall Street Journal. The One-Year LIBOR Index is the average of the interbank offered rates for One-Year U.S. dollar-denominated deposits in the London Market ("LIBOR") as published in The Wall Street Journal. The One-Year CMT loan index will be determined based on the average weekly yield on U.S. Treasury securities during the last full week occurring in the month which occurs one month prior to the applicable bond reset date, as published in Federal Reserve Statistical Release H. 15(519), as applicable, and annually thereafter.

[2] None of the mortgage interest rates are subject to a lifetime minimum interest rate. Therefore, the effective minimum interest rate for each Mortgage Loan will be its Gross Margin. None of the Mortgage Loans have a prepayment fee as of the date of origination.

Group 6 Mortgage Loans: The Group 6 Mortgage Loans consist of 91% One-Year LIBOR Hybrid ARMs and 9% One-Year CMT Hybrid Arms secured by first lien, one-to-four family residential properties. The Mortgage Loans have a fixed interest rate for the first 7 years after origination and thereafter the Mortgage Loans have a variable interest rate. Approximately 56% of the Group 6 Mortgage Loans require only the payment of interest until the month following the first rate adjustment date. The mortgage interest rates adjust at the end of the initial fixed interest rate period and annually thereafter. The mortgage interest rates will be indexed to Six-Month LIBOR, One-Year LIBOR or to One-Year CMT and will adjust to that index plus a certain number of basis points (the "Gross Margin").[1] All the Group 6 Mortgage Loans have Periodic Interest Rate Caps of 5.000% for the first adjustment date and 2.000% for every adjustment date thereafter on a weighted average basis. The mortgage interest rates are subject to lifetime maximum mortgage interest rates, which are generally 5.000% over the initial mortgage interest rate, on a weighted average basis.[2]

Group 7 Mortgage Loans: The Group 7 Mortgage Loans consist of 98% 10/1 One-Year LIBOR Hybrid ARMs and 2% 10/1 One-Year CMT Hybrid Arms secured by first lien, one-to-four family residential properties. The Mortgage Loans have a fixed interest rate for the first 10 years after origination and thereafter the Mortgage Loans have a variable interest rate. Approximately 64% of the Group 7 Mortgage Loans require only the payment of interest until the month following the first rate adjustment date. The mortgage interest rates adjust at the end of the initial fixed interest rate period and annually thereafter. The mortgage interest rates will be indexed to One-Year LIBOR or to One-Year CMT and will adjust to that index plus a certain number of basis points (the "Gross Margin").[1] All the Group 7 Mortgage Loans have Periodic Interest Rate Caps of 5.000% for the first adjustment date and 2.000% for every adjustment date thereafter on a weighted average basis. The mortgage interest rates are subject to lifetime maximum mortgage interest rates, which are generally 5.000% over the initial mortgage interest rate, on a weighted average basis.[2]

Group 8 Mortgage Loans: The Group 8 Mortgage Loans consist of seasoned Hybrid Arm Loans, 58% of which are indexed to One-Year LIBOR and 42% to One-Year CMT, and all of which are secured by first lien, one-to-four family residential properties. The weighted average age of the Group 8 Mortgage Loans is 2.6 years. The Mortgage Loans have a weighted average fixed interest rate for 2.7 years after June 1, 2004 and thereafter the Mortgage Loans have a variable interest rate. None of the Group 8 Mortgage Loans require only the payment of interest until the month following the first rate adjustment date. The mortgage interest rates adjust at the end of the initial fixed interest rate period and annually thereafter. The mortgage interest rates will be indexed to One-Year LIBOR or One-Year CMT and will adjust to that index plus a certain number of basis points (the "Gross Margin").[1] All the Group 8 Mortgage Loans have a Periodic Interest Rate Cap of 3.666% for the first adjustment date and 2.000% for every adjustment date thereafter on a weighted average basis. The mortgage interest rates are subject to lifetime maximum mortgage interest rates, which are generally 5.127% over the initial mortgage interest rate on a weighted average basis.[2]

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[1] The Six-Month LIBOR Index is the average of the interbank offered rates for Six-Year U.S. dollar-denominated deposits in the London Market ("LIBOR") as published in The Wall Street Journal. The One-Year LIBOR Index is the average of the interbank offered rates for One-Year U.S. dollar-denominated deposits in the London Market ("LIBOR") as published in The Wall Street Journal. The One-Year CMT loan index will be determined based on the average weekly yield on U.S. Treasury securities during the last full week occurring in the month which occurs one month prior to the applicable bond reset date, as published in Federal Reserve Statistical Release H. 15(519), as applicable, and annually thereafter.

[2] None of the mortgage interest rates are subject to a lifetime minimum interest rate. Therefore, the effective minimum interest rate for each Mortgage Loan will be its Gross Margin. None of the Mortgage Loans have a prepayment fee as of the date of origination

Expense Fee Rate:	The "Expense Fee Rate" is comprised of primary servicing fees and lender paid mortgage insurance premiums, each as applicable. The weighted average Expense Fee Rate before the reset date will be equal to approximately 0.375%, 0.273%, 0.302%, 0.278%, 0.261%, 0.714%, 0.252% and 0.281% for Group 1, Group 2, Group 3, Group 4, Group 5, Group 6, Group 7 and Group 8 Mortgage Loans respectively. 68.89% of the Group 4 Mortgage loans, 7.14% of the Group 5 Mortgage Loans, and 100% of the Group 7 Mortgage Loans have a servicing fee increase of 0.125% after the first adjustment date. The Group 1, Group 2, Group 3, Group 6 and Group 8 Mortgage Loans do not have a servicing fee increase after the first adjustment date.
Expected Subordination:	3.50% (+/- 0.50%)
Other Certificates:	The following Classes of "Other Certificates" will be issued in the indicated approximate original principal amounts, which will provide credit support to the related Offered Certificates, but are not offered hereby:

Certificate	Orig. Balance	WAC
B4	$3,376,000	4.435%
B5	$2,814,000	4.435%
B6	$1,688,888	4.435%

Clean Up Call:	10% of the Cut-off Date principal balance of the Mortgage Loans
Tax Treatment:	It is anticipated that the Offered Certificates will be treated as REMIC regular interests for tax purposes.
ERISA Eligibility:	The Offered Certificates are expected to be ERISA eligible. Prospective investors should review with their own legal advisors as to whether the purchase and holding of the Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA, the Code or other similar laws.
SMMEA Eligibility:	The Senior and Class B1 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.
Minimum Denomination:	$25,000 for the Senior Certificates
Delivery:	Senior Certificates and Senior Subordinate Certificates – DTC

Goldman, Sachs & Co.

GSR 2004-9
As of June 1, 2004 - Preliminary

Page 1 of 3

Stats

Count:	2,357
Current Balance:	$1,142,203,123
Average Current Balance:	$484,600
Gross Weighted Average Coupon:	4.796%
Net Weighted Average Coupon:	4.442%
Weighted Average Expense Rate:	0.354%
Weighted Average Expense Rate - after Reset:	0.384%
Original Term:	360
Remaining Term:	357
Age:	2
Original Loan-to-Value Ratio:	71.92%
Margin:	2.375%
Net Margin:	1.991%
Initial Periodic Cap:	3.796%
Subsequent Periodic Cap:	1.977%
Lifetime Cap:	5.568%
Maximum Interest Rate:	10.378%
Months to Next Roll:	58
FICO Score:	727
Max Zip Code Percentage:	0.798%

ARM Type

ARM Type	Count	Balance	Percent
10/1s	271	$150,815,845	13.2%
3/1s or 3/6s	792	410,317,663	35.9
5/1s or 5/6s	601	259,840,879	22.7
6MO	210	74,533,451	6.5
7/1s	353	187,783,023	16.4
SEA	130	58,912,262	5.2
Total:	2,357	$1,142,203,123	100.0%

Principal Balance

Principal Balance	Count	Balance	Percent
Lower than $50,000.00	1	$12,467	0.0%
$50,000.01 to $550,000.00	1,723	670,104,835	58.7
$550,000.01 to $1,050,000.00	600	426,582,776	37.3
$1,050,000.01 to $1,550,000.00	29	38,346,769	3.4
$1,550,000.01 to $2,050,000.00	4	7,156,276	0.6
Total:	2,357	$1,142,203,123	100.0%

Current Rate

Current Rate	Count	Balance	Percent
2.500% to 2.999%	22	$9,458,562	0.8%
3.000% to 3.499%	77	33,456,349	2.9
3.500% to 3.999%	263	106,419,693	9.3
4.000% to 4.499%	410	202,761,317	17.8
4.500% to 4.999%	719	358,178,976	31.4
5.000% to 5.499%	395	193,724,816	17.0
5.500% to 5.999%	291	152,985,832	13.4
6.000% to 6.499%	123	60,333,089	5.3
6.500% to 6.999%	50	21,894,993	1.9
7.000% to 7.499%	7	2,989,896	0.3
Total:	2,357	$1,142,203,123	100.0%

Age

Age	Count	Balance	Percent
0 to 2	2,140	$1,047,361,191	91.7%
3 to 5	46	18,619,662	1.6
6 to 8	15	6,291,190	0.6
9 to 11	25	10,547,097	0.9
15 to 17	1	471,721	0.0
21 and up	130	58,912,262	5.2
Total:	2,357	$1,142,203,123	100.0%

Original Loan-To-Value Ratio

Original Loan-To-Value Ratio	Count	Balance	Percent
0.001% to 50.000%	139	$75,627,811	6.6%
50.001% to 60.000%	163	89,384,483	7.8
60.001% to 70.000%	429	237,452,893	20.8
70.001% to 75.000%	308	156,358,164	13.7
75.001% to 80.000%	1,215	547,893,640	48.0
80.001% to 85.000%	11	4,272,462	0.4
85.001% to 90.000%	54	19,171,233	1.7
90.001% to 95.000%	38	12,042,438	1.1
Total:	2,357	$1,142,203,123	100.0%

FICO Score

FICO Score	Count	Balance	Percent
Missing	2	$677,696	0.1%
550 to 599	1	256,114	0.0
600 to 649	118	53,545,564	4.7
650 to 699	471	215,876,852	18.9
700 to 749	983	487,122,355	42.6
750 to 799	745	367,262,199	32.2
800 to 849	37	17,462,344	1.5
Total:	2,357	$1,142,203,123	100.0%

First Payment Year

First Payment Year	Count	Balance	Percent
1998	1	$256,114	0.0%
2001	89	40,478,553	3.5
2002	40	18,177,596	1.6
2003	36	15,760,467	1.4
2004	2,191	1,067,530,394	93.5
Total:	2,357	$1,142,203,123	100.0%

States

States	Count	Balance	Percent
AL	6	$2,707,809	0.2%
AR	1	381,313	0.0
AZ	75	28,200,697	2.5
CA	1,188	617,872,098	54.1
CO	77	33,114,650	2.9
CT	31	15,426,686	1.4
DC	14	6,394,628	0.6
DE	3	1,574,420	0.1
FL	117	52,736,187	4.6
GA	45	17,960,747	1.6
HI	5	4,100,783	0.4
IA	1	150,000	0.0
ID	5	1,831,492	0.2
IL	89	41,347,108	3.6
IN	9	3,472,634	0.3
KS	4	1,790,181	0.2
KY	11	2,447,006	0.2
LA	3	931,231	0.1
MA	58	27,933,329	2.4
MD	43	19,362,390	1.7
ME	1	500,000	0.0
MI	44	20,615,607	1.8
MN	24	9,803,434	0.9
MO	10	4,598,755	0.4
MT	3	1,784,042	0.2
NC	26	13,327,733	1.2
NE	2	538,604	0.0
NH	3	792,463	0.1
NJ	49	24,519,762	2.1
NM	5	2,908,493	0.3
NV	67	29,557,570	2.6
NY	51	27,653,265	2.4
OH	27	8,052,426	0.7
OK	4	1,798,023	0.2
OR	15	7,247,502	0.6
PA	17	9,339,897	0.8
RI	3	1,529,594	0.1
SC	19	8,224,121	0.7
TN	10	3,008,342	0.3
TX	21	10,911,885	1.0
UT	13	6,065,791	0.5
VA	88	35,622,577	3.1
VT	1	433,000	0.0
WA	56	27,280,434	2.4
WI	10	5,203,285	0.5
WY	3	1,151,127	0.1
Total:	2,357	$1,142,203,123	100.0%

Top 10 Zipcodes

Top 10 Zipcodes	Count	Balance	Percent
92130	11	$9,109,287	0.8%
92603	10	6,671,609	0.6
94550	11	6,121,850	0.5
92024	10	5,971,453	0.5
90272	8	5,916,788	0.5
92660	7	5,699,191	0.5
92673	9	5,460,396	0.5
92127	10	5,450,048	0.5
89052	12	5,388,565	0.5
92679	7	5,264,496	0.5
Other	2,262	1,081,150,438	94.7
Total:	2,357	$1,142,203,123	100.0%

Index	Count	Balance	Percent
1 Year CMT	562	$244,825,863	21.4%
1 Year Libor	1,539	798,362,131	69.9
6 Months Libor	256	99,015,129	8.7
Total:	2,357	$1,142,203,123	100.0%

Margin	Count	Balance	Percent
1.001% to 1.500%	13	$6,629,345	0.6%
1.501% to 2.000%	47	21,495,622	1.9
2.001% to 2.500%	1,627	812,759,930	71.2
2.501% to 3.000%	661	297,335,767	26.0
3.001% to 3.500%	8	3,584,310	0.3
3.501% to 4.000%	1	398,148	0.0
Total:	2,357	$1,142,203,123	100.0%

Initial Periodic Cap	Count	Balance	Percent
0.000%	210	$74,533,451	6.5%
2.000%	804	412,201,842	36.1
3.000%	44	24,313,260	2.1
5.000%	1,299	631,154,569	55.3
Total:	2,357	$1,142,203,123	100.0%

Subsequent Periodic Cap	Count	Balance	Percent
0.000%	210	$74,533,451	6.5%
1.000%	46	24,481,678	2.1
2.000%	2,101	1,043,187,994	91.3
Total:	2,357	$1,142,203,123	100.0%

Lifetime Cap	Count	Balance	Percent
4.001% to 5.000%	1,405	$684,829,474	60.0%
5.001% to 6.000%	744	383,325,698	33.6
6.001% to 7.000%	1	193,600	0.0
7.001% to 8.000%	1	1,443,700	0.1
8.001% to 9.000%	189	64,280,535	5.6
9.001% to 10.000%	16	7,806,116	0.7
11.001% to 12.000%	1	324,000	0.0
Total:	2,357	$1,142,203,123	100.0%

Max Rate	Count	Balance	Percent
7.000% to 7.999%	4	$700,118	0.1%
8.000% to 8.999%	88	42,850,569	3.8
9.000% to 9.999%	757	367,981,640	32.2
10.000% to 10.999%	858	437,160,857	38.3
11.000% to 11.999%	412	204,650,502	17.9
12.000% to 12.999%	233	86,713,107	7.6
13.000% to 13.999%	4	1,822,330	0.2
15.000% to 15.999%	1	324,000	0.0
Total:	2,357	$1,142,203,123	100.0%

Months to Roll	Count	Balance	Percent
0	3	$783,706	0.1%
1 to 6	219	78,928,203	6.9
7 to 36	884	452,027,098	39.6
37 to 60	623	269,805,053	23.6
61 to 84	353	187,783,023	16.4
85 to 120	275	152,876,039	13.4
Total:	2,357	$1,142,203,123	100.0%

Delinquency	Count	Balance	Percent
Current	2,227	$1,083,290,861	94.8%
Unknown	130	58,912,262	5.2
Total:	2,357	$1,142,203,123	100.0%

Balance	Count	Balance	Percent
Conforming	280	$59,882,718	5.2%
Non - Conforming	2,077	1,082,320,405	94.8
Total:	2,357	$1,142,203,123	100.0%

Property Type	Count	Balance	Percent
Single Family	1,516	$731,824,210	64.1%
Planned Unit Development	550	285,732,542	25.0
Condominium	275	114,109,707	10.0
Two-to-Four Family	16	10,536,664	0.9
Total:	2,357	$1,142,203,123	100.0%

Occupancy Code	Count	Balance	Percent
Primary Residence	2,191	$1,067,080,966	93.4%
Second Home	131	58,224,707	5.1
Investment	35	16,897,450	1.5
Total:	2,357	$1,142,203,123	100.0%

Purpose	Count	Balance	Percent
Purchase	1,337	$645,823,403	56.5%
Rate/Term Refinance	585	277,909,039	24.3
CashOut Refinance	435	218,470,681	19.1
Total:	2,357	$1,142,203,123	100.0%

Documentation Type	Count	Balance	Percent
Asset Verification	420	$194,104,105	17.0%
Full Documentation	1,202	575,340,155	50.4
Income Verification	86	40,762,310	3.6
Missing	82	38,221,807	3.3
No Documentation	567	293,774,746	25.7
Total:	2,357	$1,142,203,123	100.0%

Prepayment Penalty Flag	Count	Balance	Percent
N	2,347	$1,137,873,807	99.6%
Y	10	4,329,316	0.4
Total:	2,357	$1,142,203,123	100.0%

Interest Only	Count	Balance	Percent
Y	1,486	$712,505,766	62.4%
N	871	429,697,357	37.6
Total:	2,357	$1,142,203,123	100.0%

Mortgage Insurance	Count	Balance	Percent
OLTV <= 80	2,254	$1,106,716,991	96.9%
OLTV > 80 and Insured	89	30,163,349	2.6
OLTV > 80 and Uninsured	14	5,322,783	0.5
Total:	2,357	$1,142,203,123	100.0%

Goldman, Sachs & Co.

Aggregate

GSR 2004-9
As of June 1, 2004 - Preliminary

Servicer	Count	Balance	Percent
Countrywide	1,494	$747,851,381	65.5%
National City Mortgage	143	72,417,784	6.3
ABN	13	6,655,947	0.6
Bank of America	78	34,352,282	3.0
IndyMac	131	67,194,574	5.9
Wells Fargo	291	109,651,332	9.6
Washington Mutual	169	86,431,904	7.6
Bank One	38	17,647,920	1.5
Total:	2,357	$1,142,203,123	100.0%

Stats

Count:	210
Current Balance:	$74,533,451
Average Current Balance:	$354,921
Gross Weighted Average Coupon:	3.428%
Net Weighted Average Coupon:	3.053%
Weighted Average Expense Rate:	0.375%
Weighted Average Expense Rate - after Reset:	0.375%
Original Term:	360
Remaining Term:	359
Age:	1
Original Loan-to-Value Ratio:	71.80%
Margin:	2.169%
Net Margin:	1.734%
Initial Periodic Cap:	0.000%
Subsequent Periodic Cap:	0.000%
Lifetime Cap:	8.565%
Maximum Interest Rate:	11.993%
Months to Next Roll:	5
FICO Score:	722
Max Zip Code Percentage:	2.52%

Age

Age	Count	Balance	Percent
0 to 2	204	$73,320,328	98.4%
3 to 5	4	876,748	1.2
6 to 8	2	336,376	0.5
Total:	210	$74,533,451	100.0%

Original Loan-To-Value Ratio

	Count	Balance	Percent
0.001% to 50.000%	11	$5,212,618	7.0%
50.001% to 60.000%	11	3,060,578	4.1
60.001% to 70.000%	31	19,059,939	25.6
70.001% to 75.000%	40	17,078,140	22.9
75.001% to 80.000%	98	26,184,074	35.1
80.001% to 85.000%	1	402,000	0.5
85.001% to 90.000%	9	1,536,302	2.1
90.001% to 95.000%	9	1,999,800	2.7
Total:	210	$74,533,451	100.0%

FICO Score

FICO Score	Count	Balance	Percent
600 to 649	11	$4,522,920	6.1%
650 to 699	56	17,842,294	23.9
700 to 749	69	28,072,289	37.7
750 to 799	71	23,306,998	31.3
800 to 849	3	788,950	1.1
Total:	210	$74,533,451	100.0%

First Payment Year

First Payment Year	Count	Balance	Percent
2004	210	$74,533,451	100.0%
Total:	210	$74,533,451	100.0%

ARM Type

ARM Type	Count	Balance	Percent
6MO	210	$74,533,451	100.0%
Total:	210	$74,533,451	100.0%

Principal Balance

Principal Balance	Count	Balance	Percent
$50,000.01 to $200,000.00	76	$11,051,760	14.8%
$200,000.01 to $350,000.00	64	17,173,183	23.0
$350,000.01 to $500,000.00	36	15,309,292	20.5
$500,000.01 to $650,000.00	15	8,916,800	12.0
$650,000.01 to $800,000.00	1	765,900	1.0
$800,000.01 to $950,000.00	6	5,260,360	7.1
$950,000.01 to $1,100,000.00	4	4,033,518	5.4
$1,100,000.01 to $1,250,000.00	1	1,106,313	1.5
$1,250,000.01 to $1,400,000.00	1	1,365,000	1.8
$1,400,000.01 to $1,550,000.00	4	5,875,450	7.9
$1,700,000.01 to $1,850,000.00	1	1,791,276	2.4
$1,850,000.01 to $2,000,000.00	1	1,885,000	2.5
Total:	210	$74,533,451	100.0%

Current Rate

Current Rate	Count	Balance	Percent
2.750% to 2.999%	16	$7,806,116	10.5%
3.000% to 3.249%	14	6,248,535	8.4
3.250% to 3.499%	49	19,912,014	26.7
3.500% to 3.749%	79	25,164,362	33.8
3.750% to 3.999%	51	13,958,724	18.7
4.000% to 4.249%	1	1,443,700	1.9
Total:	210	$74,533,451	100.0%

States

States	Count	Balance	Percent
AL	1	$175,000	0.2%
AZ	23	6,243,231	8.4
CA	45	28,052,068	37.6
CO	26	6,353,007	8.5
FL	10	2,980,600	4.0
GA	9	2,767,185	3.7
ID	3	1,059,492	1.4
IL	7	2,465,805	3.3
IN	3	648,572	0.9
KS	1	302,000	0.4
KY	9	1,637,712	2.2
LA	1	100,800	0.1
MA	4	1,156,700	1.6
MD	5	2,862,500	3.8
MI	10	1,919,249	2.6
MN	4	864,400	1.2
NH	2	443,955	0.6
NJ	4	2,524,750	3.4
NV	6	2,022,415	2.7
NY	1	402,000	0.5
OH	9	1,860,292	2.5
PA	2	1,066,400	1.4
SC	1	123,000	0.2
TN	8	1,308,935	1.8
TX	1	400,000	0.5
UT	5	1,716,328	2.3
VA	6	1,850,599	2.5
WA	2	695,500	0.9
WI	1	162,958	0.2
WY	1	368,000	0.5
Total:	210	$74,533,451	100.0%

Top 10 Zipcodes

Top 10 Zipcodes	Count	Balance	Percent
92130	1	$1,885,000	2.5%
92677	1	1,791,276	2.4
92679	1	1,500,000	2.0
95120	1	1,470,000	2.0
07670	1	1,461,750	2.0
92651	1	1,443,700	1.9
20854	1	1,365,000	1.8
85262	3	1,335,990	1.8
92625	1	1,106,313	1.5
84010	1	1,058,519	1.4
Other	198	60,115,904	80.7
Total:	210	$74,533,451	100.0%

Index

Index	Count	Balance	Percent
6 Months Libor	210	$74,533,451	100.0%
Total:	210	$74,533,451	100.0%

Goldman, Sachs & Co.

GSR 2004-9
As of June 1, 2004 - Preliminary

Margin	Count	Balance	Percent
1.500%	13	$6,629,345	8.9%
1.625%	6	1,664,456	2.2
1.750%	4	1,721,120	2.3
1.875%	15	9,863,480	13.2
2.000%	22	8,246,566	11.1
2.125%	40	13,181,399	17.7
2.250%	51	14,201,292	19.1
2.375%	29	8,096,040	10.9
2.500%	30	10,929,754	14.7
Total:	210	$74,533,451	100.0%

Initial Periodic Cap	Count	Balance	Percent
0.000%	210	$74,533,451	100.0%
Total:	210	$74,533,451	100.0%

Subsequent Periodic Cap	Count	Balance	Percent
0.000%	210	$74,533,451	100.0%
Total:	210	$74,533,451	100.0%

Lifetime Cap	Count	Balance	Percent
6.000%	2	$485,500	0.7%
6.375%	1	193,600	0.3
7.875%	1	1,443,700	1.9
8.125%	21	6,469,912	8.7
8.250%	29	7,295,211	9.8
8.375%	25	8,569,057	11.5
8.500%	53	16,477,806	22.1
8.625%	23	7,586,786	10.2
8.750%	24	11,633,229	15.6
8.875%	11	5,608,675	7.5
9.000%	3	639,860	0.9
9.125%	10	4,682,504	6.3
9.250%	6	3,123,613	4.2
12.000%	1	324,000	0.4
Total:	210	$74,533,451	100.0%

Max Rate	Count	Balance	Percent
9.000% to 9.499%	1	$368,000	0.5%
9.500% to 9.999%	1	117,500	0.2
10.000% to 10.499%	1	191,600	0.3
12.000% to 12.499%	206	73,530,351	98.7
15.000% to 15.499%	1	324,000	0.4
Total:	210	$74,533,451	100.0%

Months to Roll	Count	Balance	Percent
0	2	$336,376	0.5%
1 to 6	208	74,197,075	99.5
Total:	210	$74,533,451	100.0%

Delinquency	Count	Balance	Percent
Current	210	$74,533,451	100.0%
Total:	210	$74,533,451	100.0%

Balance	Count	Balance	Percent
Conforming	139	$27,889,942	37.4%
Non - Conforming	71	46,643,509	62.6
Total:	210	$74,533,451	100.0%

Property Type	Count	Balance	Percent
Single Family	129	$43,566,862	58.5%
Planned Unit Development	62	24,961,379	33.5
Condominium	18	4,561,511	6.1
Two-to-Four Family	1	1,443,700	1.9
Total:	210	$74,533,451	100.0%

Occupancy Code	Count	Balance	Percent
Primary Residence	200	$71,663,131	96.1%
Second Home	10	2,870,320	3.9
Total:	210	$74,533,451	100.0%

Purpose	Count	Balance	Percent
Purchase	72	$28,266,413	37.9%
RateTerm Refinance	93	26,702,185	35.8
CashOut Refinance	45	19,564,854	26.2
Total:	210	$74,533,451	100.0%

Documentation Type	Count	Balance	Percent
Asset Verification	40	$13,152,350	17.6%
Full Documentation	170	61,381,101	82.4
Total:	210	$74,533,451	100.0%

Prepayment Penalty Flag	Count	Balance	Percent
N	210	$74,533,451	100.0%
Total:	210	$74,533,451	100.0%

Interest Only	Count	Balance	Percent
Y	210	$74,533,451	100.0%
Total:	210	$74,533,451	100.0%

Mortgage Insurance	Count	Balance	Percent
OLTV <= 80	191	$70,595,349	94.7%
OLTV > 80 and Insured	19	3,938,102	5.3
Total:	210	$74,533,451	100.0%

Servicer	Count	Balance	Percent
Countrywide	210	$74,533,451	100.0%
Total:	210	$74,533,451	100.0%

Goldman, Sachs & Co.

GSR 2004-9
As of June 1, 2004 - Preliminary

Stats

Stats	
Count:	476
Current Balance:	$242,549,910
Average Current Balance:	$509,559
Gross Weighted Average Coupon:	4.993%
Net Weighted Average Coupon:	4.719%
Weighted Average Expense Rate:	0.273%
Weighted Average Expense Rate - after Reset:	0.273%
Original Term:	359
Remaining Term:	359
Age:	0
Original Loan-to-Value Ratio:	74.73%
Margin:	2.354%
Net Margin:	2.080%
Initial Periodic Cap:	2.071%
Subsequent Periodic Cap:	1.976%
Lifetime Cap:	5.901%
Maximum Interest Rate:	10.95%
Months to Next Roll:	36
FICO Score:	719
Max Zip Code Percentage:	1.171%

Age

Age	Count	Balance	Percent
0 to 2	462	$235,932,979	97.3%
3 to 5	11	5,358,567	2.2
6 to 8	3	1,258,364	0.5
Total:	476	$242,549,910	100.0%

Original Loan-To-Value Ratio

Original Loan-To-Value Ratio	Count	Balance	Percent
0.001% to 50.000%	11	$7,665,202	3.2%
50.001% to 60.000%	15	8,390,017	3.5
60.001% to 70.000%	91	48,464,694	20.0
70.001% to 75.000%	78	40,067,732	16.5
75.001% to 80.000%	254	127,090,120	52.4
80.001% to 85.000%	2	853,390	0.4
85.001% to 90.000%	15	6,054,373	2.5
90.001% to 95.000%	10	3,964,382	1.6
Total:	476	$242,549,910	100.0%

FICO Score

FICO Score	Count	Balance	Percent
600 to 649	36	$17,101,307	7.1%
650 to 699	95	48,968,797	20.2
700 to 749	237	119,186,082	49.1
750 to 799	101	53,537,724	22.1
800 to 849	7	3,756,000	1.5
Total:	476	$242,549,910	100.0%

First Payment Year

First Payment Year	Count	Balance	Percent
2003	2	$923,496	0.4%
2004	474	241,626,414	99.6
Total:	476	$242,549,910	100.0%

States

States	Count	Balance	Percent
AL	1	$356,330	0.1%
AZ	9	4,224,573	1.7
CA	270	139,929,433	57.7
CO	12	6,147,824	2.5
CT	6	3,144,224	1.3
DC	1	600,000	0.2
FL	26	13,452,502	5.5
GA	7	4,117,783	1.7
HI	2	880,000	0.4
IL	12	5,713,136	2.4
IN	1	425,439	0.2
KS	2	858,590	0.4
MA	12	5,676,815	2.3
MD	5	2,547,006	1.1
MI	5	2,907,564	1.2
MN	5	1,982,208	0.8
MO	1	547,600	0.2
MT	1	500,000	0.2
NC	7	3,771,282	1.6
NJ	12	6,043,849	2.5
NV	26	11,845,581	4.9
NY	9	3,862,826	1.6
OH	2	942,306	0.4
OK	2	887,400	0.4
OR	5	2,843,594	1.2
PA	1	424,000	0.2
RI	1	379,594	0.2
SC	2	1,158,869	0.5
TX	3	1,705,881	0.7
UT	1	400,000	0.2
VA	15	6,919,562	2.9
WA	12	6,088,136	2.5
WI	2	1,266,000	0.5
Total:	476	$242,549,910	100.0%

ARM Type

ARM Type	Count	Balance	Percent
3/1s or 3/6s	476	$242,549,910	100.0%
Total:	476	$242,549,910	100.0%

Principal Balance

Principal Balance	Count	Balance	Percent
$200,000.01 to $350,000.00	37	$12,664,599	5.2%
$350,000.01 to $500,000.00	255	106,989,236	44.1
$500,000.01 to $650,000.00	127	73,755,639	30.4
$650,000.01 to $800,000.00	26	18,776,726	7.7
$800,000.01 to $950,000.00	20	17,472,007	7.2
$950,000.01 to $1,100,000.00	7	6,927,152	2.9
$1,100,000.01 to $1,250,000.00	1	1,250,000	0.5
$1,250,000.01 to $1,400,000.00	1	1,386,672	0.6
$1,400,000.01 to $1,550,000.00	1	1,447,880	0.6
$1,850,000.01 to $2,000,000.00	1	1,880,000	0.8
Total:	476	$242,549,910	100.0%

Current Rate

Current Rate	Count	Balance	Percent
4.250% to 4.499%	34	$17,718,822	7.3%
4.500% to 4.749%	110	56,050,812	23.1
4.750% to 4.999%	136	67,471,173	27.8
5.000% to 5.249%	54	27,588,090	11.4
5.250% to 5.499%	42	20,264,035	8.4
5.500% to 5.749%	44	24,005,133	9.9
5.750% to 5.999%	44	23,102,777	9.5
6.000% to 6.249%	6	3,680,168	1.5
6.250% to 6.499%	1	514,400	0.2
6.500% to 6.749%	2	1,054,000	0.4
6.750% to 6.999%	1	370,000	0.2
7.250% to 7.499%	2	730,500	0.3
Total:	476	$242,549,910	100.0%

Top 10 Zipcodes

Top 10 Zipcodes	Count	Balance	Percent
89052	7	$2,840,686	1.2%
95121	4	2,135,493	0.9
30327	2	2,073,800	0.9
89129	5	2,060,505	0.8
33550	4	2,048,200	0.8
98110	3	1,986,432	0.8
94123	4	1,880,000	0.8
91915	4	1,863,528	0.8
92660	3	1,836,589	0.8
92651	2	1,760,000	0.7
Other	441	222,064,677	91.6
Total:	476	$242,549,910	100.0%

Index

Index	Count	Balance	Percent
1 Year CMT	62	$30,493,664	12.6%
1 Year Libor	404	206,350,823	85.1
6 Months Libor	10	5,705,423	2.4
Total:	476	$242,549,910	100.0%

Margin	Count	Balance	Percent
2.250%	382	$195,389,601	80.6%
2.750%	86	43,583,421	18.0
3.000%	1	393,000	0.2
3.125%	3	1,645,839	0.7
3.250%	3	1,196,999	0.5
3.375%	1	341,050	0.1
Total:	476	$242,549,910	100.0%

Initial Periodic Cap	Count	Balance	Percent
2.000%	443	$225,256,838	92.9%
3.000%	33	17,293,072	7.1
Total:	476	$242,549,910	100.0%

Subsequent Periodic Cap	Count	Balance	Percent
1.000%	10	$5,705,423	2.4%
2.000%	466	236,844,487	97.6
Total:	476	$242,549,910	100.0%

Lifetime Cap	Count	Balance	Percent
5.000%	48	$24,038,876	9.9%
6.000%	428	218,511,034	90.1
Total:	476	$242,549,910	100.0%

Max Rate	Count	Balance	Percent
9.000% to 9.499%	10	$5,607,951	2.3%
9.500% to 9.999%	31	15,506,705	6.4
10.000% to 10.499%	18	8,346,727	3.4
10.500% to 10.999%	189	96,120,760	39.6
11.000% to 11.499%	106	53,470,815	22.0
11.500% to 11.999%	108	56,262,183	23.2
12.000% to 12.499%	7	4,194,568	1.7
12.500% to 12.999%	5	2,309,500	1.0
13.000% to 13.499%	2	730,500	0.3
Total:	476	$242,549,910	100.0%

Months to Roll	Count	Balance	Percent
7 to 36	476	$242,549,910	100.0%
Total:	476	$242,549,910	100.0%

Delinquency	Count	Balance	Percent
Current	476	$242,549,910	100.0%
Total:	476	$242,549,910	100.0%

Balance	Count	Balance	Percent
Non - Conforming	476	$242,549,910	100.0%
Total:	476	$242,549,910	100.0%

Property Type	Count	Balance	Percent
Single Family	293	$152,827,214	63.0%
Planned Unit Development	135	66,770,347	27.5
Condominium	41	18,170,199	7.5
Two-to-Four Family	7	4,782,150	2.0
Total:	476	$242,549,910	100.0%

Occupancy Code	Count	Balance	Percent
Primary Residence	422	$216,436,690	89.2%
Second Home	34	16,584,852	6.8
Investment	20	9,528,368	3.9
Total:	476	$242,549,910	100.0%

Purpose	Count	Balance	Percent
Purchase	313	$161,717,572	66.7%
CashOut Refinance	85	41,639,387	17.2
Rate/Term Refinance	78	39,192,951	16.2
Total:	476	$242,549,910	100.0%

Documentation Type	Count	Balance	Percent
Asset Verification	66	$35,233,795	14.5%
Full Documentation	227	116,324,644	48.0
Income Verification	13	6,546,607	2.7
No Documentation	170	84,444,864	34.8
Total:	476	$242,549,910	100.0%

Prepayment Penalty Flag	Count	Balance	Percent
N	473	$241,117,160	99.4%
Y	3	1,432,750	0.6
Total:	476	$242,549,910	100.0%

Interest Only	Count	Balance	Percent
Y	337	$173,756,823	71.6%
N	139	68,793,087	28.4
Total:	476	$242,549,910	100.0%

Mortgage Insurance	Count	Balance	Percent
OLTV <= 80	449	$231,677,765	95.5%
OLTV > 80 and Insured	27	10,872,145	4.5
Total:	476	$242,549,910	100.0%

Servicer	Count	Balance	Percent
Countrywide	341	$175,061,214	72.2%
National City Mortgage	54	26,156,748	10.8
IndyMac	33	17,293,072	7.1
Washington Mutual	48	24,038,876	9.9
Total:	476	$242,549,910	100.0%

Goldman, Sachs & Co.

GSR 2004-9
As of June 1, 2004 - Preliminary

Stats

Count: 316
Current Balance: $167,767,753
Average Current Balance: $530,911
Gross Weighted Average Coupon: 3.994%
Net Weighted Average Coupon: 3.692%
Weighted Average Expense Rate: 0.302%
Weighted Average Expense Rate - after Reset: 0.302%
Original Term: 360
Remaining Term: 359
Age: 1
Original Loan-to-Value Ratio: 70.48%
Margin: 2.434%
Net Margin: 2.132%
Initial Periodic Cap: 2.042%
Subsequent Periodic Cap: 1.965%
Lifetime Cap: 5.679%
Maximum Interest Rate: 9.674%
Months to Next Roll: 35
FICO Score: 731
Max Zip Code Percentage: 1.883%

ARM Type

ARM Type	Count	Balance	Percent
3/1s or 3/6s	316	$167,767,753	100.0%
Total:	316	$167,767,753	100.0%

Principal Balance

Principal Balance	Count	Balance	Percent
$200,000.01 to $350,000.00	21	$7,199,472	4.3%
$350,000.01 to $500,000.00	167	70,414,643	42.0
$500,000.01 to $650,000.00	74	42,866,478	25.6
$650,000.01 to $800,000.00	21	15,520,590	9.3
$800,000.01 to $950,000.00	14	12,117,223	7.2
$950,000.01 to $1,100,000.00	17	16,902,614	10.1
$1,250,000.01 to $1,400,000.00	2	2,746,734	1.6
Total:	316	$167,767,753	100.0%

Current Rate

Current Rate	Count	Balance	Percent
2.750% to 2.999%	2	$952,328	0.6%
3.000% to 3.249%	4	1,776,289	1.1
3.250% to 3.499%	7	4,455,365	2.7
3.500% to 3.749%	33	17,039,293	10.2
3.750% to 3.999%	67	35,911,741	21.4
4.000% to 4.249%	96	50,742,273	30.2
4.250% to 4.499%	107	56,890,464	33.9
Total:	316	$167,767,753	100.0%

Age

Age	Count	Balance	Percent
0 to 2	298	$158,837,932	94.7%
3 to 5	16	7,978,150	4.8
6 to 8	1	479,950	0.3
15 to 17	1	471,721	0.3
Total:	316	$167,767,753	100.0%

Original Loan-To-Value Ratio

Original Loan-To-Value Ratio	Count	Balance	Percent
0.001% to 50.000%	17	$9,872,842	5.9%
50.001% to 60.000%	35	20,548,143	12.2
60.001% to 70.000%	65	38,758,039	23.1
70.001% to 75.000%	58	29,411,955	17.5
75.001% to 80.000%	126	63,158,878	37.6
80.001% to 85.000%	3	1,258,960	0.8
85.001% to 90.000%	8	3,226,581	1.9
90.001% to 95.000%	4	1,532,355	0.9
Total:	316	$167,767,753	100.0%

FICO Score

FICO Score	Count	Balance	Percent
600 to 649	17	$7,386,145	4.4%
650 to 699	57	27,753,730	16.5
700 to 749	125	71,154,101	42.4
750 to 799	113	58,960,431	35.1
800 to 849	4	2,513,346	1.5
Total:	316	$167,767,753	100.0%

First Payment Year

First Payment Year	Count	Balance	Percent
2003	2	$951,671	0.6%
2004	314	166,816,082	99.4
Total:	316	$167,767,753	100.0%

States

States	Count	Balance	Percent
AL	2	$1,040,014	0.6%
AZ	11	6,235,818	3.7
CA	151	82,126,306	49.0
CO	10	4,926,754	2.9
CT	4	1,998,487	1.2
DC	2	1,379,000	0.8
FL	14	7,451,293	4.4
GA	8	3,714,985	2.2
IL	27	12,684,301	7.6
IN	3	1,544,120	0.9
MA	6	3,965,395	2.4
MD	8	3,712,512	2.2
MI	14	7,512,782	4.5
MO	2	919,360	0.5
MT	1	648,042	0.4
NC	4	2,550,781	1.5
NH	1	348,508	0.2
NJ	4	1,736,923	1.0
NM	1	559,175	0.3
NV	3	1,450,250	0.9
NY	3	1,885,065	1.1
OH	3	1,322,501	0.8
OR	3	1,579,704	0.9
PA	1	774,882	0.5
RI	1	650,000	0.4
SC	1	390,843	0.2
TX	3	1,427,460	0.9
UT	3	2,210,399	1.3
VA	8	3,708,722	2.2
VT	1	433,000	0.3
WA	11	5,760,370	3.4
WI	2	1,120,000	0.7
Total:	316	$167,767,753	100.0%

Top 10 Zipcodes

Top 10 Zipcodes	Count	Balance	Percent
94024	4	$3,159,338	1.9%
95070	3	2,104,933	1.3
95120	4	1,892,729	1.1
94568	3	1,838,971	1.1
32550	3	1,687,920	1.0
60610	3	1,603,021	1.0
85268	2	1,521,974	0.9
95135	3	1,400,029	0.8
92128	2	1,393,695	0.8
90402	1	1,380,000	0.8
Other	288	149,785,142	89.3
Total:	316	$167,767,753	100.0%

Index

Index	Count	Balance	Percent
1 Year CMT	104	$54,624,042	32.6%
1 Year Libor	203	107,262,923	63.9
6 Months Libor	9	5,880,788	3.5
Total:	316	$167,767,753	100.0%

Goldman, Sachs & Co.

GSR 2004-9

As of June 1, 2004 - Preliminary

Margin	Count	Balance	Percent
2.250%	202	$106,262,973	63.3%
2.750%	113	61,104,358	36.4
3.125%	1	400,422	0.2
Total:	316	$167,767,753	100.0%

Initial Periodic Cap	Count	Balance	Percent
2.000%	305	$160,747,565	95.8%
3.000%	11	7,020,188	4.2
Total:	316	$167,767,753	100.0%

Subsequent Periodic Cap	Count	Balance	Percent
1.000%	9	$5,880,788	3.5%
2.000%	307	161,886,965	96.5
Total:	316	$167,767,753	100.0%

Lifetime Cap	Count	Balance	Percent
5.000%	106	$53,796,031	32.1%
6.000%	210	113,971,722	67.9
Total:	316	$167,767,753	100.0%

Max Rate	Count	Balance	Percent
8.000% to 8.499%	5	$3,041,647	1.8%
8.500% to 8.999%	47	24,399,203	14.5
9.000% to 9.499%	79	39,438,810	23.5
9.500% to 9.999%	38	20,045,130	11.9
10.000% to 10.499%	131	71,852,098	42.8
10.500% to 10.999%	13	6,489,540	3.9
11.500% to 11.999%	2	1,856,825	1.1
13.000% to 13.499%	1	644,500	0.4
Total:	316	$167,767,753	100.0%

Months to Roll	Count	Balance	Percent
7 to 36	316	$167,767,753	100.0%
Total:	316	$167,767,753	100.0%

Delinquency	Count	Balance	Percent
Current	316	$167,767,753	100.0%
Total:	316	$167,767,753	100.0%

Balance	Count	Balance	Percent
Non - Conforming	316	$167,767,753	100.0%
Total:	316	$167,767,753	100.0%

Property Type	Count	Balance	Percent
Single Family	222	$118,380,299	70.6%
Planned Unit Development	63	34,636,270	20.6
Condominium	30	14,256,983	8.5
Two-to-Four Family	1	494,202	0.3
Total:	316	$167,767,753	100.0%

Occupancy Code	Count	Balance	Percent
Primary Residence	306	$162,859,069	97.1%
Second Home	10	4,908,684	2.9
Total:	316	$167,767,753	100.0%

Purpose	Count	Balance	Percent
Purchase	141	$74,673,620	44.5%
CashOut Refinance	102	52,660,740	31.4
RateTerm Refinance	73	40,433,393	24.1
Total:	316	$167,767,753	100.0%

Documentation Type	Count	Balance	Percent
Asset Verification	31	$17,138,436	10.2%
Full Documentation	226	118,152,296	70.4
Income Verification	2	1,450,000	0.9
No Documentation	57	31,027,021	18.5
Total:	316	$167,767,753	100.0%

Prepayment Penalty Flag	Count	Balance	Percent
N	315	$167,415,753	99.8%
Y	1	352,000	0.2
Total:	316	$167,767,753	100.0%

Interest Only	Count	Balance	Percent
N	175	$91,423,717	54.5%
Y	141	76,344,036	45.5
Total:	316	$167,767,753	100.0%

Mortgage Insurance	Count	Balance	Percent
OLTV <= 80	301	$161,749,857	96.4%
OLTV > 80 and Insured	15	6,017,896	3.6
Total:	316	$167,767,753	100.0%

Servicer	Count	Balance	Percent
Countrywide	95	$52,093,502	31.1%
National City Mortgage	89	46,261,035	27.6
IndyMac	11	7,020,188	4.2
Washington Mutual	121	62,393,028	37.2
Total:	316	$167,767,753	100.0%

Goldman, Sachs & Co.

Stats

Stats	
Count:	365
Current Balance:	$165,156,294
Average Current Balance:	$452,483
Gross Weighted Average Coupon:	5.262%
Net Weighted Average Coupon:	4.984%
Weighted Average Expense Rate:	0.278%
Weighted Average Expense Rate - after Reset:	0.364%
Original Term:	360
Remaining Term:	360
Age:	0
Original Loan-to-Value Ratio:	74.50%
Margin:	2.413%
Net Margin:	2.049%
Initial Periodic Cap:	5.000%
Subsequent Periodic Cap:	1.935%
Lifetime Cap:	5.208%
Maximum Interest Rate:	10.469%
Months to Next Roll:	60
FICO Score:	720
Max Zip Code Percentage:	1.081%

ARM Type

ARM Type	Count	Balance	Percent
5/1s or 5/6s	365	$165,156,294	100.0%
Total:	365	$165,156,294	100.0%

Principal Balance

Principal Balance	Count	Balance	Percent
$50,000.01 to $200,000.00	22	$3,322,706	2.0%
$200,000.01 to $350,000.00	41	13,208,340	8.0
$350,000.01 to $500,000.00	206	84,888,506	51.4
$500,000.01 to $650,000.00	65	37,815,128	22.9
$650,000.01 to $800,000.00	17	12,582,845	7.6
$800,000.01 to $950,000.00	5	4,300,574	2.6
$950,000.01 to $1,100,000.00	9	9,038,196	5.5
Total:	365	$165,156,294	100.0%

Current Rate

Current Rate	Count	Balance	Percent
4.750% to 4.999%	119	$54,487,303	33.0%
5.000% to 5.249%	69	29,728,057	18.0
5.250% to 5.499%	62	26,760,569	16.2
5.500% to 5.749%	37	17,574,943	10.6
5.750% to 5.999%	54	26,074,206	15.8
6.000% to 6.249%	18	8,057,967	4.9
6.250% to 6.499%	4	1,487,550	0.9
6.750% to 6.999%	2	985,700	0.6
Total:	365	$165,156,294	100.0%

Age

Age	Count	Balance	Percent
0 to 2	354	$162,195,948	98.2%
3 to 5	9	2,458,811	1.5
6 to 8	2	501,535	0.3
Total:	365	$165,156,294	100.0%

Original Loan-To-Value Ratio

Original Loan-To-Value Ratio	Count	Balance	Percent
0.001% to 50.000%	15	$6,801,692	4.1%
50.001% to 60.000%	17	8,450,044	5.1
60.001% to 70.000%	54	30,777,743	18.6
70.001% to 75.000%	27	12,474,926	7.6
75.001% to 80.000%	232	99,809,813	60.4
85.001% to 90.000%	11	4,089,259	2.5
90.001% to 95.000%	9	2,752,818	1.7
Total:	365	$165,156,294	100.0%

FICO Score

FICO Score	Count	Balance	Percent
600 to 649	19	$9,114,700	5.5%
650 to 699	89	39,134,177	23.7
700 to 749	171	77,840,028	47.1
750 to 799	82	37,721,049	22.8
800 to 849	4	1,346,341	0.8
Total:	365	$165,156,294	100.0%

First Payment Year

First Payment Year	Count	Balance	Percent
2003	2	$501,535	0.3%
2004	363	164,654,759	99.7
Total:	365	$165,156,294	100.0%

States

Status	Count	Balance	Percent
AZ	12	$3,888,856	2.4%
CA	213	100,062,744	60.6
CO	8	4,391,104	2.7
CT	7	3,439,300	2.1
DC	2	971,600	0.6
DE	1	641,200	0.4
FL	23	9,269,795	5.6
GA	5	1,731,733	1.0
HI	2	1,817,933	1.1
ID	1	372,000	0.2
IL	7	3,315,588	2.0
IN	1	402,500	0.2
MA	7	3,885,494	2.4
MD	6	2,204,646	1.3
MI	2	958,800	0.6
MN	3	847,135	0.5
NJ	6	2,831,006	1.7
NM	1	364,000	0.2
NV	20	8,506,272	5.2
NY	11	5,004,577	3.0
OH	2	845,950	0.5
OR	1	460,000	0.3
SC	3	1,167,353	0.7
TX	1	147,904	0.1
UT	1	336,000	0.2
VA	12	4,644,105	2.8
WA	5	1,874,201	1.1
WI	2	774,497	0.5
Total:	365	$165,156,294	100.0%

Top 10 Zipcodes

Top 10 Zipcodes	Count	Balance	Percent
92692	3	$1,785,500	1.1%
89052	3	1,753,200	1.1
92270	2	1,586,291	1.0
92886	3	1,586,000	1.0
91214	3	1,579,655	1.0
80220	2	1,559,141	0.9
92673	2	1,488,000	0.9
92056	3	1,479,449	0.9
90069	2	1,311,100	0.8
91423	2	1,288,750	0.8
Other	340	149,739,209	90.7
Total:	365	$165,156,294	100.0%

Index

Index	Count	Balance	Percent
1 Year CMT	86	$31,189,574	18.9%
1 Year Libor	256	123,255,254	74.6
6 Months Libor	23	10,711,467	6.5
Total:	365	$165,156,294	100.0%

Goldman, Sachs & Co.

GSR 2004-9
As of June 1, 2004 - Preliminary

Margin	Count	Balance	Percent
2.250%	233	$111,315,328	67.4%
2.500%	1	336,027	0.2
2.750%	130	53,104,939	32.2
2.875%	1	400,000	0.2
Total:	365	$165,156,294	100.0%

Initial Periodic Cap	Count	Balance	Percent
5.000%	365	$165,156,294	100.0%
Total:	365	$165,156,294	100.0%

Subsequent Periodic Cap	Count	Balance	Percent
1.000%	23	$10,711,467	6.5%
2.000%	342	154,444,828	93.5
Total:	365	$165,156,294	100.0%

Lifetime Cap	Count	Balance	Percent
5.000%	295	$130,862,980	79.2%
6.000%	70	34,293,314	20.8
Total:	365	$165,156,294	100.0%

Max Rate	Count	Balance	Percent
9.500% to 9.999%	88	$39,349,798	23.8%
10.000% to 10.499%	94	38,366,816	23.2
10.500% to 10.999%	120	57,752,654	35.0
11.000% to 11.499%	59	27,667,327	16.8
11.500% to 11.999%	4	2,019,700	1.2
Total:	365	$165,156,294	100.0%

Months to Roll	Count	Balance	Percent
37 to 60	365	$165,156,294	100.0%
Total:	365	$165,156,294	100.0%

Delinquency	Count	Balance	Percent
Current	365	$165,156,294	100.0%
Total:	365	$165,156,294	100.0%

Balance	Count	Balance	Percent
Conforming	35	$7,004,307	4.2%
Non - Conforming	330	158,151,988	95.8
Total:	365	$165,156,294	100.0%

Property Type	Count	Balance	Percent
Single Family	245	$108,755,636	65.9%
Planned Unit Development	73	35,908,261	21.7
Condominium	46	19,722,397	11.9
Two-to-Four Family	1	770,000	0.5
Total:	365	$165,156,294	100.0%

Occupancy Code	Count	Balance	Percent
Primary Residence	341	$154,470,434	93.5%
Second Home	17	7,268,594	4.4
Investment	7	3,417,266	2.1
Total:	365	$165,156,294	100.0%

Purpose	Count	Balance	Percent
Purchase	252	$109,007,972	66.0%
Rate/Term Refinance	64	32,203,269	19.5
CashOut Refinance	49	23,945,053	14.5
Total:	365	$165,156,294	100.0%

Documentation Type	Count	Balance	Percent
Asset Verification	66	$27,676,764	16.8%
Full Documentation	230	103,168,856	62.5
Income Verification	23	10,961,060	6.6
No Documentation	46	23,349,615	14.1
Total:	365	$165,156,294	100.0%

Prepayment Penalty Flag	Count	Balance	Percent
N	359	$162,611,728	98.5%
Y	6	2,544,566	1.5
Total:	365	$165,156,294	100.0%

Interest Only	Count	Balance	Percent
Y	263	$117,306,095	71.0%
N	102	47,850,200	29.0
Total:	365	$165,156,294	100.0%

Mortgage Insurance	Count	Balance	Percent
OLTV <= 80	345	$158,314,217	95.9%
OLTV >80 and Insured	20	6,842,078	4.1
Total:	365	$165,156,294	100.0%

Servicer	Count	Balance	Percent
Countrywide	239	$113,932,355	69.0%
IndyMac	70	34,293,314	20.8
Wells Fargo	56	16,930,625	10.3
Total:	365	$165,156,294	100.0%

Goldman, Sachs & Co.

GSR 2004-9
As of June 1, 2004 - Preliminary

5/1s and 5/6s LowCoupon - Group 5

Stats

Count:	236
Current Balance:	$94,684,584
Average Current Balance:	$401,206
Gross Weighted Average Coupon:	4.434%
Net Weighted Average Coupon:	4.073%
Weighted Average Expense Rate:	0.261%
Weighted Average Expense Rate - after Reset:	0.270%
Original Term:	360
Remaining Term:	359
Age:	1
Original Loan-to-Value Ratio:	74.57%
Margin:	2.714%
Net Margin:	2.444%
Initial Periodic Cap:	5.000%
Subsequent Periodic Cap:	1.977%
Lifetime Cap:	5.091%
Maximum Interest Rate:	9.425%
Months to Next Roll:	59
FICO Score:	740
Max Zip Code Percentage:	3.815%

Age

Age	Count	Balance	Percent
0 to 2	229	$92,253,901	97.4%
3 to 5	5	1,552,387	1.6
6 to 8	2	878,297	0.9
Total:	236	$94,684,584	100.0%

Original Loan-To-Value Ratio

Original Loan-To-Value Ratio	Count	Balance	Percent
0.001% to 50.000%	7	$5,324,305	5.6%
50.001% to 60.000%	12	5,554,112	5.9
60.001% to 70.000%	22	10,629,225	11.2
70.001% to 75.000%	10	6,082,679	6.4
75.001% to 80.000%	179	65,159,014	68.8
80.001% to 85.000%	1	395,255	0.4
85.001% to 90.000%	2	860,000	0.9
90.001% to 95.000%	3	679,993	0.7
Total:	236	$94,684,584	100.0%

FICO Score

FICO Score	Count	Balance	Percent
600 to 649	1	$343,263	0.4%
650 to 699	41	15,258,727	16.1
700 to 749	88	33,290,511	35.2
750 to 799	102	44,025,923	46.5
800 to 849	4	1,766,160	1.9
Total:	236	$94,684,584	100.0%

First Payment Year

First Payment Year	Count	Balance	Percent
2004	236	$94,684,584	100.0%
Total:	236	$94,684,584	100.0%

ARM Type

ARM Type	Count	Balance	Percent
5/1s or 5/6s	236	$94,684,584	100.0%
Total:	236	$94,684,584	100.0%

Principal Balance

Principal Balance	Count	Balance	Percent
$50,000.01 to $200,000.00	28	$4,414,887	4.7%
$200,000.01 to $350,000.00	70	19,147,612	20.2
$350,000.01 to $500,000.00	81	33,298,004	35.2
$500,000.01 to $650,000.00	40	22,929,723	24.2
$650,000.01 to $800,000.00	8	5,819,525	6.1
$800,000.01 to $950,000.00	3	2,673,119	2.8
$950,000.01 to $1,100,000.00	5	4,997,305	5.3
$1,400,000.01 to $1,550,000.00	1	1,404,410	1.5
Total:	236	$94,684,584	100.0%

Current Rate

Current Rate	Count	Balance	Percent
2.500% to 2.749%	1	$210,380	0.2%
2.750% to 2.999%	2	349,738	0.4
3.000% to 3.249%	1	209,294	0.2
3.250% to 3.499%	2	854,851	0.9
3.500% to 3.749%	3	798,281	0.8
3.750% to 3.999%	10	3,832,477	4.0
4.000% to 4.249%	36	17,017,051	18.0
4.250% to 4.499%	84	32,531,556	34.4
4.500% to 4.749%	97	38,880,957	41.1
Total:	236	$94,684,584	100.0%

States

States	Count	Balance	Percent
AL	1	$717,500	0.8%
AZ	7	1,931,597	2.0
CA	95	39,330,523	41.5
CO	4	1,415,956	1.5
CT	3	1,970,622	2.1
DC	6	1,695,000	1.8
FL	21	7,245,741	7.7
GA	8	2,036,324	2.2
IA	1	150,000	0.2
IL	7	2,539,838	2.7
KS	1	629,591	0.7
KY	1	209,294	0.2
MA	4	2,125,828	2.2
MD	8	3,140,933	3.3
MI	2	879,305	0.9
MN	6	3,121,893	3.3
MO	4	1,248,269	1.3
NC	6	2,612,362	2.8
NE	1	235,546	0.2
NJ	4	1,614,617	1.7
NV	3	1,260,708	1.3
NY	8	6,695,494	7.1
OH	6	1,090,951	1.2
OR	2	399,000	0.4
PA	2	1,376,223	1.5
SC	5	1,592,488	1.7
TX	1	743,775	0.8
VA	13	4,294,132	4.5
WA	6	2,380,987	2.5
Total:	236	$94,684,584	100.0%

Top 10 Zipcodes

Top 10 Zipcodes	Count	Balance	Percent
94550	6	$3,611,800	3.8%
32561	9	3,564,588	3.8
10128	3	3,404,410	3.6
92154	7	2,837,061	3.0
94568	3	1,539,315	1.6
11937	2	1,460,000	1.5
20005	5	1,374,440	1.5
02114	2	1,280,000	1.4
92673	2	1,159,100	1.2
92108	3	1,141,360	1.2
Other	194	73,312,491	77.4
Total:	236	$94,684,584	100.0%

Index

Index	Count	Balance	Percent
1 Year CMT	215	$83,966,942	88.7%
1 Year Libor	17	8,533,642	9.0
6 Months Libor	4	2,184,000	2.3
Total:	236	$94,684,584	100.0%

GSR 2004-9
As of June 1, 2004 - Preliminary

Margin	Count	Balance	Percent
2.250%	14	$6,759,642	7.1%
2.750%	222	87,924,942	92.9
Total:	236	$94,684,584	100.0%

Initial Periodic Cap	Count	Balance	Percent
5.000%	236	$94,684,584	100.0%
Total:	236	$94,684,584	100.0%

Subsequent Periodic Cap	Count	Balance	Percent
1.000%	4	$2,184,000	2.3%
2.000%	232	92,500,584	97.7
Total:	236	$94,684,584	100.0%

Lifetime Cap	Count	Balance	Percent
5.000%	219	$86,096,584	90.9%
6.000%	17	8,588,000	9.1
Total:	236	$94,684,584	100.0%

Max Rate	Count	Balance	Percent
7.500% to 7.999%	3	$560,118	0.6%
8.000% to 8.499%	3	1,064,145	1.1
8.500% to 8.999%	13	4,630,758	4.9
9.000% to 9.499%	117	47,678,606	50.4
9.500% to 9.999%	83	32,162,957	34.0
10.000% to 10.499%	3	1,870,000	2.0
10.500% to 10.999%	14	6,718,000	7.1
Total:	236	$94,684,584	100.0%

Months to Roll	Count	Balance	Percent
37 to 60	236	$94,684,584	100.0%
Total:	236	$94,684,584	100.0%

Delinquency	Count	Balance	Percent
Current	236	$94,684,584	100.0%
Total:	236	$94,684,584	100.0%

Balance	Count	Balance	Percent
Conforming	90	$20,789,952	22.0%
Non - Conforming	146	73,894,633	78.0
Total:	236	$94,684,584	100.0%

Property Type	Count	Balance	Percent
Single Family	163	$68,260,989	72.1%
Condominium	71	25,384,406	26.8
Planned Unit Development	2	1,039,190	1.1
Total:	236	$94,684,584	100.0%

Occupancy Code	Count	Balance	Percent
Primary Residence	212	$86,513,771	91.4%
Second Home	24	8,170,813	8.6
Total:	236	$94,684,584	100.0%

Purpose	Count	Balance	Percent
Purchase	208	$81,515,361	86.1%
RateTerm Refinance	22	10,444,224	11.0
CashOut Refinance	6	2,725,000	2.9
Total:	236	$94,684,584	100.0%

Documentation Type	Count	Balance	Percent
Asset Verification	85	$31,009,507	32.8%
Full Documentation	144	59,971,303	63.3
Income Verification	3	1,947,000	2.1
No Documentation	4	1,756,774	1.9
Total:	236	$94,684,584	100.0%

Prepayment Penalty Flag	Count	Balance	Percent
N	236	$94,684,584	100.0%
Total:	236	$94,684,584	100.0%

Interest Only	Count	Balance	Percent
Y	180	$69,515,312	73.4%
N	56	25,169,273	26.6
Total:	236	$94,684,584	100.0%

Mortgage Insurance	Count	Balance	Percent
OLTV <= 80	230	$92,749,336	98.0%
OLTV > 80 and Insured	6	1,935,248	2.0
Total:	236	$94,684,584	100.0%

Servicer	Count	Balance	Percent
Countrywide	14	$6,759,642	7.1%
IndyMac	17	8,588,000	9.1
Wells Fargo	205	79,336,942	83.8
Total:	236	$94,684,584	100.0%

Goldman, Sachs & Co.

GSR 2004-9
As of June 1, 2004 - Preliminary

Stats

Count:	353
Current Balance:	$187,783,023
Average Current Balance:	$531,963
Gross Weighted Average Coupon:	4.650%
Net Weighted Average Coupon:	3.935%
Weighted Average Expense Rate:	0.714%
Weighted Average Expense Rate - after Reset:	0.714%
Original Term:	360
Remaining Term:	358
Age:	2
Original Loan-to-Value Ratio:	69.75%
Margin:	2.303%
Net Margin:	1.588%
Initial Periodic Cap:	5.000%
Subsequent Periodic Cap:	2.000%
Lifetime Cap:	5.000%
Maximum Interest Rate:	9.650%
Months to Next Roll:	82
FICO Score:	735
Max Zip Code Percentage:	2.697%

ARM Type

ARM Type	Count	Balance	Percent
7/1s	353	$187,783,023	100.0%
Total	353	$187,783,023	100.0%

Principal Balance

Principal Balance	Count	Balance	Percent
$50,000.01 to $200,000.00	4	$625,960	0.3%
$200,000.01 to $350,000.00	22	7,225,195	3.8
$350,000.01 to $500,000.00	187	78,449,650	41.8
$500,000.01 to $650,000.00	82	47,514,938	25.3
$650,000.01 to $800,000.00	23	16,231,701	8.6
$800,000.01 to $950,000.00	8	6,857,341	3.7
$950,000.01 to $1,100,000.00	16	15,959,946	8.5
$1,100,000.01 to $1,250,000.00	4	4,740,137	2.5
$1,250,000.01 to $1,400,000.00	3	4,085,750	2.2
$1,400,000.01 to $1,550,000.00	3	4,492,405	2.4
$1,550,000.01 to $1,700,000.00	1	1,600,000	0.9
Total	353	$187,783,023	100.0%

Current Rate

Current Rate	Count	Balance	Percent
2.500% to 2.749%	1	$140,000	0.1%
3.500% to 3.749%	2	1,649,165	0.9
3.750% to 3.999%	18	8,065,650	4.3
4.000% to 4.249%	22	10,557,338	5.6
4.250% to 4.499%	27	14,162,403	7.5
4.500% to 4.749%	115	63,767,759	34.0
4.750% to 4.999%	110	59,125,476	31.6
5.000% to 5.249%	32	18,150,299	9.7
5.250% to 5.499%	16	7,014,434	3.7
5.500% to 5.749%	7	3,575,181	1.9
5.750% to 5.999%	3	1,375,318	0.7
Total	353	$187,783,023	100.0%

Age

Age	Count	Balance	Percent
0 to 2	322	$174,004,258	92.7%
3 to 5	1	395,000	0.2
6 to 8	5	2,836,668	1.5
9 to 11	25	10,547,097	5.6
Total	353	$187,783,023	100.0%

Original Loan-To-Value Ratio

Original Loan-To-Value Ratio	Count	Balance	Percent
0.001% to 50.000%	30	$16,493,910	8.8%
50.001% to 60.000%	32	17,948,223	9.6
60.001% to 70.000%	93	49,850,576	26.5
70.001% to 75.000%	35	20,711,499	11.0
75.001% to 80.000%	159	81,315,133	43.3
85.001% to 90.000%	2	748,740	0.4
90.001% to 95.000%	2	714,941	0.4
Total	353	$187,783,023	100.0%

FICO Score

FICO Score	Count	Balance	Percent
Missing	1	$343,784	0.2%
600 to 649	7	3,426,019	1.8
650 to 699	55	27,512,365	14.7
700 to 749	147	81,300,452	43.3
750 to 799	139	73,953,419	39.4
800 to 849	4	1,246,984	0.7
Total	353	$187,783,023	100.0%

First Payment Year

First Payment Year	Count	Balance	Percent
2003	30	$13,383,765	7.1%
2004	323	174,399,258	92.9
Total	353	$187,783,023	100.0%

States

States	Count	Balance	Percent
AL	1	$418,965	0.2%
AR	1	381,313	0.2
AZ	2	934,015	0.5
CA	193	105,456,561	56.2
CO	9	6,295,309	3.4
CT	8	3,525,052	1.9
DE	1	538,000	0.3
FL	6	4,426,226	2.4
GA	5	2,400,631	1.3
HI	1	732,850	0.4
IL	18	8,846,535	4.7
MA	22	9,957,151	5.3
MD	3	1,293,153	0.7
MI	1	1,486,862	0.8
MN	5	2,160,557	1.2
MO	3	1,883,527	1.0
NC	4	1,894,465	1.0
NJ	7	3,646,850	1.9
NM	2	1,044,963	0.6
NV	5	2,489,679	1.3
NY	7	3,183,344	1.7
OH	1	146,650	0.1
OK	3	431,423	0.2
OR	7	1,316,204	0.7
PA	7	3,837,980	2.0
SC	1	1,000,000	0.5
TN	2	1,699,407	0.9
TX	3	1,250,971	0.7
UT	1	434,950	0.2
VA	18	7,556,239	4.0
WA	10	5,800,952	3.1
WI	1	905,365	0.5
WY	1	406,874	0.2
Total:	353	$187,783,023	100.0%

Top 10 Zipcodes

Top 10 Zipcodes	Count	Balance	Percent
92130	7	$5,064,962	2.7%
90272	3	2,759,000	1.5
92660	2	2,087,602	1.1
91604	4	2,065,364	1.1
91302	2	2,018,043	1.1
92694	4	1,971,990	1.1
92253	2	1,899,356	1.0
94010	2	1,842,332	1.0
92026	3	1,837,557	1.0
92603	3	1,730,813	0.9
Other	321	164,506,002	87.6
Total:	353	$187,783,023	100.0%

Index

Index	Count	Balance	Percent
1 Year CMT	36	$17,121,024	9.1%
1 Year Libor	317	170,661,998	90.9
Total:	353	$187,783,023	100.0%

GSR 2004-9
As of June 1, 2004 - Preliminary

Margin	Count	Balance	Percent
2.250%	312	$168,029,243	89.5%
2.750%	41	19,753,780	10.5
Total:	353	$187,783,023	100.0%

Initial Periodic Cap	Count	Balance	Percent
5.000%	353	$187,783,023	100.0%
Total:	353	$187,783,023	100.0%

Subsequent Periodic Cap	Count	Balance	Percent
2.000%	353	$187,783,023	100.0%
Total:	353	$187,783,023	100.0%

Lifetime Cap	Count	Balance	Percent
5.000%	353	$187,783,023	100.0%
Total:	353	$187,783,023	100.0%

Max Rate	Count	Balance	Percent
7.500% to 7.999%	1	$140,000	0.1%
8.500% to 8.999%	20	9,714,815	5.2
9.000% to 9.499%	49	24,719,740	13.2
9.500% to 9.999%	225	123,093,235	65.6
10.000% to 10.499%	48	25,164,733	13.4
10.500% to 10.999%	10	4,950,499	2.6
Total:	353	$187,783,023	100.0%

Months to Roll	Count	Balance	Percent
61 to 84	353	$187,783,023	100.0%
Total:	353	$187,783,023	100.0%

Delinquency	Count	Balance	Percent
Current	353	$187,783,023	100.0%
Total:	353	$187,783,023	100.0%

Balance	Count	Balance	Percent
Conforming	8	$1,802,499	1.0%
Non - Conforming	345	185,980,523	99.0
Total:	353	$187,783,023	100.0%

Property Type	Count	Balance	Percent
Single Family	209	$108,005,423	57.5%
Planned Unit Development	112	65,401,424	34.8
Condominium	31	13,722,980	7.3
Two-to-Four Family	1	653,196	0.3
Total:	353	$187,783,023	100.0%

Occupancy Code	Count	Balance	Percent
Primary Residence	336	$178,877,890	95.3%
Second Home	16	8,417,632	4.5
Investment	1	487,500	0.3
Total:	353	$187,783,023	100.0%

Purpose	Count	Balance	Percent
Purchase	159	$86,316,677	46.0%
RateTerm Refinance	125	62,823,802	33.5
CashOut Refinance	69	38,642,544	20.6
Total:	353	$187,783,023	100.0%

Documentation Type	Count	Balance	Percent
Asset Verification	69	$37,350,457	19.9%
Full Documentation	124	68,474,354	36.5
No Documentation	160	81,958,212	43.6
Total:	353	$187,783,023	100.0%

Prepayment Penalty Flag	Count	Balance	Percent
N	353	$187,783,023	100.0%
Total:	353	$187,783,023	100.0%

Interest Only	Count	Balance	Percent
Y	190	$104,567,956	55.7%
N	163	83,215,066	44.3
Total:	353	$187,783,023	100.0%

Mortgage Insurance	Count	Balance	Percent
OLTV <= 80	349	$186,319,342	99.2%
OLTV > 80 and Insured	4	1,463,681	0.8
Total:	353	$187,783,023	100.0%

Servicer	Count	Balance	Percent
Countrywide	323	$174,399,258	92.9%
Wells Fargo	30	13,383,765	7.1
Total:	353	$187,783,023	100.0%

Stats

Count:	271
Current Balance:	$150,815,845
Average Current Balance:	$556,516
Gross Weighted Average Coupon:	5.444%
Net Weighted Average Coupon:	5.192%
Weighted Average Expense Rate:	0.252%
Weighted Average Expense Rate - after Reset:	0.377%
Original Term:	360
Remaining Term:	360
Age:	0
Original Loan-to-Value Ratio:	68.03%
Margin:	2.275%
Net Margin:	1.899%
Initial Periodic Cap:	5.000%
Subsequent Periodic Cap:	2.000%
Lifetime Cap:	5.000%
Maximum Interest Rate:	10.444%
Months to Next Roll:	120
FICO Score:	734
Max Zip Code Percentage:	1.693%

Age

Age	Count	Balance	Percent
0 to 2	271	$150,815,845	100.0%
Total:	271	$150,815,845	100.0%

Original Loan-To-Value Ratio

Original Loan-To-Value Ratio	Count	Balance	Percent
0.001% to 50.000%	32	$17,202,322	11.4%
50.001% to 60.000%	33	21,793,445	14.5
60.001% to 70.000%	53	30,515,716	20.2
70.001% to 75.000%	37	19,132,159	12.7
75.001% to 80.000%	113	60,984,755	40.4
85.001% to 90.000%	2	789,300	0.5
90.001% to 95.000%	1	398,148	0.3
Total:	271	$150,815,845	100.0%

FICO Score

FICO Score	Count	Balance	Percent
600 to 649	8	$3,356,326	2.2%
650 to 699	44	24,474,929	16.2
700 to 749	111	59,660,568	39.6
750 to 799	102	59,013,023	39.1
800 to 849	6	4,310,999	2.9
Total:	271	$150,815,845	100.0%

First Payment Year

First Payment Year	Count	Balance	Percent
2004	271	$150,815,845	100.0%
Total:	271	$150,815,845	100.0%

ARM Type

ARM Type	Count	Balance	Percent
10/1s	271	$150,815,845	100.0%
Total:	271	$150,815,845	100.0%

Principal Balance

Principal Balance	Count	Balance	Percent
$200,000.01 to $350,000.00	20	$6,879,689	4.6%
$350,000.01 to $500,000.00	113	47,372,350	31.4
$500,000.01 to $650,000.00	79	46,118,203	30.6
$650,000.01 to $800,000.00	30	21,658,884	14.4
$800,000.01 to $950,000.00	12	10,629,997	7.0
$950,000.01 to $1,100,000.00	13	12,969,222	8.6
$1,100,000.01 to $1,250,000.00	2	2,337,500	1.5
$1,250,000.01 to $1,400,000.00	1	1,350,000	0.9
$1,400,000.01 to $1,550,000.00	1	1,500,000	1.0
Total:	271	$150,815,845	100.0%

Current Rate

Current Rate	Count	Balance	Percent
4.250% to 4.499%	3	$1,697,711	1.1%
4.500% to 4.749%	4	2,631,000	1.7
4.750% to 4.999%	28	15,564,496	10.3
5.000% to 5.249%	61	32,418,189	21.5
5.250% to 5.499%	50	27,558,063	18.3
5.500% to 5.749%	33	20,263,006	13.4
5.750% to 5.999%	50	28,894,502	19.2
6.000% to 6.249%	24	12,464,470	8.3
6.250% to 6.499%	13	7,100,760	4.7
6.500% to 6.749%	2	839,148	0.6
6.750% to 6.999%	2	954,500	0.6
7.000% to 7.249%	1	430,000	0.3
Total:	271	$150,815,845	100.0%

States

States	Count	Balance	Percent
AZ	4	$2,038,326	1.4%
CA	178	102,517,354	68.0
CO	3	1,394,400	0.9
CT	3	1,349,000	0.9
FL	7	3,916,078	2.6
GA	1	375,000	0.2
HI	1	670,000	0.4
ID	1	400,000	0.3
IL	5	2,909,499	1.9
KY	1	600,000	0.4
MA	3	1,165,946	0.8
MD	6	2,509,049	1.7
ME	1	500,000	0.3
MN	2	827,240	0.5
MT	1	636,000	0.4
NC	1	750,000	0.5
NJ	12	6,121,767	4.1
NV	1	555,000	0.4
NY	10	5,668,809	3.8
OK	1	479,200	0.3
OR	1	649,000	0.4
PA	2	1,203,711	0.8
RI	1	500,000	0.3
SC	2	1,046,400	0.7
TX	5	3,180,243	2.1
UT	1	712,000	0.5
VA	9	3,682,463	2.4
WA	7	3,870,360	2.6
WI	1	589,000	0.4
Total:	271	$150,815,845	100.0%

Top 10 Zipcodes

Top 10 Zipcodes	Count	Balance	Percent
90272	4	$2,552,788	1.7%
91381	4	2,396,069	1.6
90274	3	2,354,421	1.6
93012	3	2,078,870	1.4
94526	3	1,888,135	1.3
92024	3	1,850,274	1.2
92127	2	1,576,000	1.0
93441	1	1,500,000	1.0
92130	2	1,412,299	0.9
95125	2	1,364,050	0.9
Other	244	131,842,939	87.4
Total:	271	$150,815,845	100.0%

Index

Index	Count	Balance	Percent
1 Year CMT	7	$2,870,636	1.9%
1 Year Libor	264	147,945,209	98.1
Total:	271	$150,815,845	100.0%

Margin	Count	Balance	Percent
2.250%	255	$143,906,350	95.4%
2.750%	15	6,511,347	4.3
3.625%	1	398,148	0.3
Total:	271	$150,815,845	100.0%

Initial Periodic Cap	Count	Balance	Percent
5.000%	271	$150,815,845	100.0%
Total:	271	$150,815,845	100.0%

Subsequent Periodic Cap	Count	Balance	Percent
2.000%	271	$150,815,845	100.0%
Total:	271	$150,815,845	100.0%

Lifetime Cap	Count	Balance	Percent
5.000%	271	$150,815,845	100.0%
Total:	271	$150,815,845	100.0%

Max Rate	Count	Balance	Percent
9.000% to 9.499%	3	$1,697,711	1.1%
9.500% to 9.999%	32	18,195,496	12.1
10.000% to 10.499%	111	99,976,252	39.8
10.500% to 10.999%	83	49,157,508	32.6
11.000% to 11.499%	37	19,565,230	13.0
11.500% to 11.999%	4	1,793,648	1.2
12.000% to 12.499%	1	430,000	0.3
Total:	271	$150,815,845	100.0%

Months to Roll	Count	Balance	Percent
85 to 120	271	$150,815,845	100.0%
Total:	271	$150,815,845	100.0%

Delinquency	Count	Balance	Percent
Current	271	$150,815,845	100.0%
Total:	271	$150,815,845	100.0%

Balance	Count	Balance	Percent
Non - Conforming	271	$150,815,845	100.0%
Total:	271	$150,815,845	100.0%

Property Type	Count	Balance	Percent
Single Family	168	$92,259,473	61.2%
Planned Unit Development	82	47,761,784	31.7
Condominium	20	10,244,588	6.8
Two-to-Four Family	1	550,000	0.4
Total:	271	$150,815,845	100.0%

Occupancy Code	Count	Balance	Percent
Primary Residence	258	$143,506,771	95.2%
Second Home	10	5,332,574	3.5
Investment	3	1,976,500	1.3
Total:	271	$150,815,845	100.0%

Purpose	Count	Balance	Percent
Purchase	144	$83,397,622	55.3%
RateTerm Refinance	79	42,562,416	28.2
CashOut Refinance	48	24,855,807	16.5
Total:	271	$150,815,845	100.0%

Documentation Type	Count	Balance	Percent
Asset Verification	60	$31,709,985	21.0%
Full Documentation	81	47,867,600	31.7
No Documentation	130	71,238,260	47.2
Total:	271	$150,815,845	100.0%

Prepayment Penalty Flag	Count	Balance	Percent
N	271	$150,815,845	100.0%
Total:	271	$150,815,845	100.0%

Interest Only	Count	Balance	Percent
Y	165	$96,482,093	64.0%
N	106	54,333,752	36.0
Total:	271	$150,815,845	100.0%

Mortgage Insurance	Count	Balance	Percent
OLTV <= 80	268	$149,628,397	99.2%
OLTV > 80 and Insured	3	1,187,448	0.8
Total:	271	$150,815,845	100.0%

Servicer	Count	Balance	Percent
Countrywide	271	$150,815,845	100.0%
Total:	271	$150,815,845	100.0%

Stats

Count:	130
Current Balance:	$58,912,262
Average Current Balance:	$453,171
Gross Weighted Average Coupon:	6.245%
Net Weighted Average Coupon:	5.964%
Weighted Average Expense Rate:	0.281%
Weighted Average Expense Rate - after Reset:	0.281%
Original Term:	356
Remaining Term:	325
Age:	31
Original Loan-to-Value Ratio:	70.07%
Margin:	2.458%
Net Margin:	2.178%
Initial Periodic Cap:	3.666%
Subsequent Periodic Cap:	2.000%
Lifetime Cap:	5.127%
Maximum Interest Rate:	11.372%
Months to Next Roll:	32
FICO Score:	715
Max Zip Code Percentage:	1.832%

ARM Type	Count	Balance	Percent
SEA	130	$58,912,262	100.0%
Total:	130	$58,912,262	100.0%

Principal Balance	Count	Balance	Percent
Lower than $50,000.00	1	$12,467	0.0%
$200,000.01 to $350,000.00	19	6,031,478	10.2
$350,000.01 to $500,000.00	76	31,060,091	52.7
$500,000.01 to $650,000.00	23	13,008,693	22.1
$650,000.01 to $800,000.00	7	5,042,264	8.6
$800,000.01 to $950,000.00	3	2,789,072	4.7
$950,000.01 to $1,100,000.00	1	968,196	1.6
Total:	130	$58,912,262	100.0%

Current Rate	Count	Balance	Percent
5.000% to 5.249%	7	$3,601,071	6.1%
5.250% to 5.499%	2	642,009	1.1
5.500% to 5.749%	3	1,355,092	2.3
5.750% to 5.999%	16	6,765,674	11.5
6.000% to 6.249%	25	11,534,632	19.6
6.250% to 6.499%	32	15,493,142	26.3
6.500% to 6.749%	21	9,399,648	16.0
6.750% to 6.999%	20	8,291,597	14.1
7.000% to 7.249%	1	388,107	0.7
7.250% to 7.499%	3	1,441,289	2.4
Total:	130	$58,912,262	100.0%

Age	Count	Balance	Percent
21 and up	130	$58,912,262	100.0%
Total:	130	$58,912,262	100.0%

Original Loan-To-Value Ratio	Count	Balance	Percent
0.001% to 50.000%	16	$7,054,919	12.0%
50.001% to 60.000%	8	3,639,920	6.2
60.001% to 70.000%	20	9,396,962	16.0
70.001% to 75.000%	23	11,399,075	19.3
75.001% to 80.000%	54	24,191,853	41.1
80.001% to 85.000%	4	1,362,856	2.3
85.001% to 90.000%	5	1,866,677	3.2
Total:	130	$58,912,262	100.0%

FICO Score	Count	Balance	Percent
Missing	1	$333,912	0.6%
550 to 599	1	256,114	0.4
600 to 649	19	8,294,885	14.1
650 to 699	34	14,931,832	25.3
700 to 749	35	16,618,324	28.2
750 to 799	35	16,743,632	28.4
800 to 849	5	1,733,563	2.9
Total:	130	$58,912,262	100.0%

First Payment Year	Count	Balance	Percent
1998	1	$256,114	0.4%
2001	89	40,478,553	68.7
2002	40	18,177,596	30.9
Total:	130	$58,912,262	100.0%

States	Count	Balance	Percent
AZ	7	$2,704,281	4.6%
CA	43	20,397,110	34.6
CO	5	2,190,296	3.7
DC	3	1,749,028	3.0
DE	3	395,220	0.7
FL	10	3,993,952	6.8
GA	2	817,107	1.4
IL	6	2,872,407	4.9
IN	1	452,003	0.8
LA	2	830,431	1.4
MD	2	1,092,591	1.9
MI	10	4,951,046	8.4
NC	4	1,748,843	3.0
NE	1	303,058	0.5
NM	1	940,355	1.6
NV	3	1,427,574	2.4
NY	2	951,150	1.6
OH	4	1,843,776	3.1
PA	2	656,701	1.1
SC	4	1,745,168	3.0
TX	4	2,055,650	3.5
UT	1	256,114	0.4
VA	7	2,966,755	5.0
WA	3	809,927	1.4
WI	1	385,465	0.7
WY	1	376,253	0.6
Total:	130	$58,912,262	100.0%

Top 10 Zipcodes	Count	Balance	Percent
60015	2	$1,079,310	1.8%
90254	2	1,018,028	1.7
94062	1	968,196	1.6
94010	2	948,756	1.6
87506	1	940,355	1.6
95121	1	930,506	1.6
48138	2	926,461	1.6
90049	1	918,211	1.6
95076	2	811,812	1.4
34105	2	787,368	1.3
Other	114	49,583,258	84.2
Total:	130	$58,912,262	100.0%

Index	Count	Balance	Percent
1 Year CMT	52	$24,559,980	41.7%
1 Year Libor	78	34,352,282	58.3
Total:	130	$58,912,262	100.0%

Margin	Count	Balance	Percent
2.250%	78	$34,352,282	58.3%
2.750%	52	24,559,980	41.7
Total:	130	$58,912,262	100.0%

Goldman, Sachs & Co.

GSR 2004-9
As of June 1, 2004 - Preliminary

Initial Periodic Cap	Count	Balance	Percent
2.000%	56	$26,197,439	44.5%
5.000%	74	32,714,823	55.5
Total:	130	$58,912,262	100.0%

Subsequent Periodic Cap	Count	Balance	Percent
2.000%	130	$58,912,262	100.0%
Total:	130	$58,912,262	100.0%

Lifetime Cap	Count	Balance	Percent
5.000%	113	$51,436,134	87.3%
6.000%	17	7,476,128	12.7
Total:	130	$58,912,262	100.0%

Max Rate	Count	Balance	Percent
10.000% to 10.499%	9	$4,243,080	7.2%
10.500% to 10.999%	14	5,958,590	10.1
11.000% to 11.499%	49	23,365,808	39.7
11.500% to 11.999%	43	18,648,766	31.7
12.000% to 12.499%	11	5,044,032	8.6
12.500% to 12.999%	3	1,204,655	2.0
13.000% to 13.499%	1	447,330	0.8
Total:	130	$58,912,262	100.0%

Months to Roll	Count	Balance	Percent
0	1	$447,330	0.8%
1 to 6	11	4,731,128	8.0
7 to 36	92	41,709,435	70.8
37 to 60	22	9,964,174	16.9
85 to 120	4	2,060,194	3.5
Total:	130	$58,912,262	100.0%

Delinquency	Count	Balance	Percent
Unknown	130	$58,912,262	100.0%
Total:	130	$58,912,262	100.0%

Balance	Count	Balance	Percent
Conforming	8	$2,396,018	4.1%
Non - Conforming	122	56,516,244	95.9
Total:	130	$58,912,262	100.0%

Property Type	Count	Balance	Percent
Single Family	87	$39,768,314	67.5%
Planned Unit Development	21	9,253,888	15.7
Condominium	18	8,046,644	13.7
Two-to-Four Family	4	1,843,416	3.1
Total:	130	$58,912,262	100.0%

Occupancy Code	Count	Balance	Percent
Primary Residence	116	$52,753,209	89.5%
Second Home	10	4,671,237	7.9
Investment	4	1,487,816	2.5
Total:	130	$58,912,262	100.0%

Purpose	Count	Balance	Percent
RateTerm Refinance	51	$23,546,800	40.0%
Purchase	48	20,928,165	35.5
CashOut Refinance	31	14,437,297	24.5
Total:	130	$58,912,262	100.0%

Documentation Type	Count	Balance	Percent
Asset Verification	3	$832,811	1.4%
Income Verification	45	19,857,643	33.7
Missing	82	38,221,807	64.9
Total:	130	$58,912,262	100.0%

Prepayment Penalty Flag	Count	Balance	Percent
N	130	$58,912,262	100.0%
Total:	130	$58,912,262	100.0%

Interest Only	Count	Balance	Percent
N	130	$58,912,262	100.0%
Total:	130	$58,912,262	100.0%

Mortgage Insurance	Count	Balance	Percent
OLTV <= 80	121	$55,682,729	94.5%
OLTV > 80 and Uninsured	9	3,229,533	5.5
Total:	130	$58,912,262	100.0%

Servicer	Count	Balance	Percent
Countrywide	1	$256,114	0.4%
ABN	13	6,655,947	11.3
Bank of America	78	34,352,282	58.3
Bank One	38	17,647,920	30.0
Total:	130	$58,912,262	100.0%

All information in this Term Sheet, whether regarding assets backing any securities discussed herein or otherwise, will be superseded by the information contained in the final prospectus.

Preliminary Structural and Collateral Term Sheet   July 12, 2004



$ 1,117,600,000 (approximate) of Offered Certificates

GSR Mortgage Loan Trust 2004-9
GS Mortgage Securities Corp., Depositor
Mortgage Pass-Through Certificates, Series 2004-9

Overview of the Offered Certificates

Certificates	Group	Product Type	Approximate Certificate Balance [1]	Expected Ratings (S&P, Moody's or Fitch)	Expected Credit Enhancement Percentage [2]	Initial Pass-Through Rate [3]	Estimated Avg. Life (yrs) CPB [4]	Estimated Avg. Life (yrs) MAT [4]	Principal Payment Window CPB [4]	Principal Payment Window MAT [4]	Group Prepay
1A1 [5]	1	6 MO IO	30,000,000	AAA/Aaa	3.50%	1ML + 0.28%	N/A	4.31	N/A	08/04-05/34	20 CPR
1AX [5],[6]	1	6 MO IO	30,000,000	AAA/Aaa	3.50%	1.681%	N/A	4.31	N/A	N/A	20 CPR
1A2 [5]	1	6 MO IO	41,205,000	AAA/Aaa	3.50%	3.053%	N/A	4.31	N/A	08/04-05/34	20 CPR
2A1	2	3/1 & 3/6	231,720,000	AAA/Aaa	3.50%	4.719%	1.93	3.27	08/04-06/07	08/04-06/34	25 CPB
3A1	3	3/1 & 3/6	160,277,000	AAA/Aaa	3.50%	3.692%	2.05	4.07	08/04-05/07	08/04-06/34	20 CPB
4A1	4	5/1 & 5/6	157,782,000	AAA/Aaa	3.50%	4.984%	2.56	3.30	08/04-06/09	08/04-06/34	25 CPB
5A1	5	5/1 & 5/6	90,457,000	AAA/Aaa	3.50%	4.073%	2.89	4.17	08/04-06/09	08/04-06/34	20 CPB
6A1	6	7/1	37,500,000	AAA/Aaa	3.50%	3.935%	0.50	0.50	08/04-07/05	08/04-07/05	20 CPB
6A2	6	7/1	15,955,000	AAA/Aaa	3.50%	3.935%	1.25	1.25	07/05-01/06	07/05-01/06	20 CPB
6A3	6	7/1	28,177,000	AAA/Aaa	3.50%	3.935%	2.00	2.00	01/06-02/07	01/06-02/07	20 CPB
6A4	6	7/1	20,377,000	AAA/Aaa	3.50%	3.935%	3.00	3.00	02/07-01/08	02/07-01/08	20 CPB
6A5	6	7/1	16,330,000	AAA/Aaa	3.50%	3.935%	4.00	4.00	01/08-02/09	01/08-02/09	20 CPB
6A6	6	7/1	12,335,000	AAA/Aaa	3.50%	3.935%	5.00	5.00	02/09-01/10	02/09-01/10	20 CPB
6A7	6	7/1	21,815,000	AAA/Aaa	3.50%	3.935%	6.32	6.63	01/10-05/11	01/10-07/12	20 CPB
6A8	6	7/1	26,909,000	AAA/Aaa	3.50%	3.935%	6.82	11.79	05/11-05/11	07/12-05/34	20 CPB
7A1	7	10/1	29,876,000	AAA/Aaa	3.50%	5.192%	0.50	0.50	08/04-07/05	08/04-07/05	20 CPB
7A2	7	10/1	12,749,000	AAA/Aaa	3.50%	5.192%	1.25	1.25	07/05-01/06	07/05-01/06	20 CPB
7A3	7	10/1	22,497,000	AAA/Aaa	3.50%	5.192%	2.00	2.00	01/06-02/07	01/06-02/07	20 CPB
7A4	7	10/1	16,338,000	AAA/Aaa	3.50%	5.192%	3.00	3.00	02/07-01/08	02/07-01/08	20 CPB
7A5	7	10/1	13,072,000	AAA/Aaa	3.50%	5.192%	4.00	4.00	01/08-02/09	01/08-01/09	20 CPB
7A6	7	10/1	9,931,000	AAA/Aaa	3.50%	5.192%	5.00	5.00	02/09-01/10	01/09-01/10	20 CPB
7A7	7	10/1	18,006,000	AAA/Aaa	3.50%	5.192%	6.69	6.68	01/10-09/12	01/10-09/12	20 CPB
7A8	7	10/1	21,613,000	AAA/Aaa	3.50%	5.192%	9.58	12.06	09/12-06/14	09/12-06/34	20 CPB
8A1	8	Seasoned	51,165,000	AAA/Aaa	3.50%	5.970%	0.86	0.92	08/04-06/07	08/04-11/26	65 CPB
B1	All	All	20,259,000	AA	1.70%	4.435%	3.99	7.16	08/04-06/14	08/04-06/34	20 CPB
B2	All	All	7,879,000	A	1.00%	4.435%	3.99	7.16	08/04-06/14	08/04-06/34	20 CPB
B3	All	All	3,376,000	BBB	0.70%	4.435%	3.99	7.16	08/04-06/14	08/04-06/34	20 CPB

(1) The Certificate Sizes are approximate, based on projected scheduled July 1, 2004 balances of the Mortgage Loans, and subject to a +/- 5% variance.

(2) The Credit Enhancement percentages are preliminary and are subject to change based upon the final Mortgage Loan pool as of the Cut-Off Date and rating agency analysis.

(3) For the Senior Certificates, except for the Class 1A1, and Class 1AX Certificates, the Pass-Through Rates with respect to each Distribution Date will equal a per annum rate equal to the weighted average of the net rates for the mortgage loans in the respective mortgage group. For the Class 1A1 Certificates, the Pass-Through Rate will equal the lesser of the value of 1 month LIBOR + 0.28% and the net WAC of the Group 1 mortgage loans (which have a maximum net WAC of 11.618%). For the Class 1AX Certificates the Pass-Through Rate will be the excess of the weighted average of the net interest rates of the Group 1 mortgage loans over the certificate interest rate on the Class 1A1 Certificates. For the Subordinate certificates, the Pass-Through Rates will equal a per annum rate equal to the weighted average of the net rates for the mortgage loans in all eight mortgage loan groups, weighted on the basis of the related group subordinate amount.

(4) Average Life and Payment Windows are calculated based upon the applicable prepayment speeds to the reset date (CPB) or Maturity date. CPB implies prepayment in full is individually applied to each hypothetical mortgage loan at its next reset date.

(5) The Class 1A1, Class 1AX and Class 1A2 Certificates will have an estimated average life of 3.9 years and, with the exception of the Class 1AX Certificate, will have a principal payment window of 08/04-04/14, all of which are calculated based on a prepayment speed of 20 CPR to the call date. The Class 1A1 and Class 1AX will have a 0 day delay and will settle without accrued interest.

(6) The notional amount of the Class 1AX Certificates is the principal amount of the Class 1A1 Certificate. No principal will be distributed on the Class 1AX Certificate.

Goldman Sachs

$1,117,600,000 (approximate) of Offered Certificates

GSR Mortgage Loan Trust 2004-9
GS Mortgage Securities Corp., Depositor
Mortgage Pass-Through Certificates, Series 2004-9

Preliminary Collateral Description[1]

	Group 1 6 Month Hybrids	Group 2 3 Year High Coupon Hybrids	Group 3 3 Year Low Coupon Hybrids	Group 4 5 Year High Coupon Hybrids	Group 5 5 Year Low Coupon Hybrids	Group 6 7 Year Hybrids	Group 7 10 Year Hybrids	Group 8 Seasoned Hybrids	Total
Aggregate Principal Balance	$74,533,451	$242,549,910	$167,767,753	$165,156,294	$94,684,584	$187,783,023	$150,815,845	$58,912,262	$1,142,203,123
Average Loan Balance	$354,921	$509,559	$530,911	$452,483	$401,206	$531,963	$556,516	$453,171	$484,600
Number of Loans	210	476	316	365	236	353	271	130	2357
Weighted Average Months to Roll	5	36	35	60	59	82	120	32	58
Weighted Average Term to Maturity	359	359	359	360	359	358	360	325	357
Gross WAC	3.428%	4.993%	3.994%	5.262%	4.334%	4.650%	5.444%	6.245%	4.796%
Weighted Average Expense Rate before reset	0.375%	0.273%	0.302%	0.278%	0.261%	0.714%	0.252%	0.281%	0.354%
Weighted Average Expense Rate after reset	0.375%	0.273%	0.302%	0.364%	0.270%	0.714%	0.377%	0.281%	0.384%
Net WAC	3.053%	4.719%	3.692%	4.984%	4.073%	3.935%	5.192%	5.964%	4.442%
Initial Cap	0.000%	2.071%	2.042%	5.000%	5.000%	5.000%	5.000%	3.666%	3.549%
Periodic Cap	0.000%	1.976%	1.965%	1.935%	1.977%	2.000%	2.000%	2.000%	1.848%
Lifetime Cap	8.565%	5.901%	5.679%	5.208%	5.091%	5.000%	5.000%	5.127%	5.568%
Gross WAC Range	2.750%-4.125%	4.375%-7.375%	2.875%-4.375%	4.750%-6.875%	2.625%-4.625%	2.625%-5.750%	4.250%-7.000%	5.000%-7.375%	2.625%-7.375%
Maximum Gross WAC	11.993%	10.959%	9.674%	10.469%	9.425%	9.650%	10.444%	11.372%	10.378%
Six-Month LIBOR Indexed Percent	100%	2%	4%	6%	2%	0%	0%	0%	9%
One-Year LIBOR Indexed Percent	0%	85%	64%	75%	9%	91%	98%	58%	70%
One-Year CMT Indexed Percent	0%	13%	33%	19%	89%	9%	2%	42%	21%
Weighted Average Margin	2.109%	2.354%	2.434%	2.413%	2.714%	2.303%	2.275%	2.458%	2.375%
Weighted Average Margin - Post Reset	1.734%	2.080%	2.132%	2.049%	2.444%	1.588%	1.899%	2.178%	1.991%
Weighted Average FICO	722	719	731	720	740	735	734	715	727
Weighted Average Original LTV	71.80%	74.73%	70.48%	74.50%	74.57%	69.75%	68.03%	70.07%	71.92%
Interest Only Percent	100%	72%	46%	71%	73%	56%	64%	0%	62%
Cash Out Refinance Percent	26%	17%	31%	15%	3%	21%	16%	25%	19%
California Percent	38%	58%	49%	61%	42%	56%	68%	35%	54%
Primary Residence Percent	96%	89%	97%	94%	91%	95%	95%	90%	93%
Single Family and PUD Percent	92%	91%	91%	88%	73%	92%	93%	83%	89%
Single Largest Zip Code Percent	3%	1%	2%	1%	4%	3%	2%	2%	1%
Largest Individual Loan Balance	$1,885,000	$1,880,000	$1,380,000	$1,100,000	$1,404,410	$1,600,000	$1,500,000	$968,196	$1,885,000

(1) Using June 1, 2004 scheduled balances

(2) Consists of non-zero FICO values

All information in this Term Sheet, whether regarding assets backing any securities discussed herein or otherwise, will be superseded by the information contained in the final prospectus.

Preliminary Structural and Collateral Term Sheet   July 12, 2004



$ 1,117,600,000 (approximate) of Offered Certificates

GSR Mortgage Loan Trust 2004-9
GS Mortgage Securities Corp., Depositor
Mortgage Pass-Through Certificates, Series 2004-9

Time Table

Cut-Off Date: July 1, 2004

Settlement Date: July 30, 2004

Distribution Date: 25th of each month or the next business day

First Distribution Date: August 25, 2004

Features of the Transaction

- Offering consists of certificates totaling approximately $1,117,600,000 of which $1,086,086,000 are expected to be rated AAA/Aaa by two of Fitch, S&P or Moody's. $20,259,000 are expected to be rated AA, $7,879,000 are expected to be rated A and $3,376,000 are expected to be rated BBB by one of Fitch, S&P or Moody's.

- The expected amount of credit support for each group of senior certificates will be approximately 3.50% (+/- 0.50%).

- All collateral consists of 6 month, 3/6, 3/1, 5/6, 5/1, 7/1,10/1 and seasoned hybrid adjustable rate mortgage loans with 99.54% set to mature within 30 years of the date of origination, secured by first liens on one- to four-family residential properties and originated or acquired by Countrywide Home Loans, Inc., Wells Fargo Bank, N.A, National City Mortgage Co., Indymac Bank, F.S.B., Washington Mutual, Inc., Bank of America, N.A., Bank One, N.A., ABN AMRO Mortgage Group, Inc.

Structure of the Certificates

Credit support for the transaction is in the form of a senior/subordinated, shifting interest structure. The Class B1, Class B2, Class B3 Certificates (the "Senior Subordinate Certificates") and the Class B4, Class B5 and Class B6 Certificates (the "Junior Subordinate Certificates", not offered hereby, and together with the Senior Subordinate Certificates, the "Subordinate Certificates") will be subordinate in the right to receive payments of principal and interest and, therefore, provide credit protection to the Class 1A1, the Class 2A1, the Class 3A1, the Class 4A1, the Class 5A1, the Class 6A1 through Class 6A8, the Class 7A1 through Class 7A8 and the Class 8A Certificates (collectively the "Senior Certificates"). In addition, for the first seven years after the Settlement Date, subject to the exception described below, all principal prepayments will be used to pay down the Senior Certificates, which is intended to increase the relative proportion of Subordinate Certificates to the Senior Certificates and thereby increase the amount of subordination to the Senior Certificates. After such time, and subject to certain loss and delinquency criteria, the Subordinate Certificates will receive increasing portions of unscheduled principal prepayments from the Mortgage Loans. The prepayment percentages on the Subordinate Certificates are as follows:

Distribution Date	Percentage
August 2004 – July 2011	0%
August 2011 – July 2012	30%
August 2012 – July 2013	40%
August 2013 – July 2014	60%
August 2014 – July 2015	80%
August 2015 and after	100%

If before the Distribution Date in August 2007 the credit support to the Senior Certificates is greater than or equal to two times the original credit support percentage, then the Subordinate Certificates would be entitled to 50% of their pro rata share of principal prepayments proceeds subject to certain loss and delinquency criteria. If on or after the Distribution Date in August 2007 the credit support is greater than or equal to two times the original credit support percentage, then the Subordinate Certificates would be entitled to 100% of their pro rata share of the principal prepayment proceeds.

Key Terms

Issuer: GSR Mortgage Loan Trust 2004-9

Depositor: GS Mortgage Securities Corp

Originators: Countrywide Home Loans, Inc., Wells Fargo Bank, N.A, National City Mortgage Co., Indymac Bank, F.S.B., Washington Mutual, Inc., Bank of America, N.A., Bank One, N.A., ABN AMRO Mortgage Group, Inc.

Servicers: Countrywide Home Loans, Inc., Wells Fargo Bank, N.A, National City Mortgage Co., Indymac Bank, F.S.B., Washington Mutual, Inc., Bank of America, N.A., Bank One, N.A., ABN AMRO Mortgage Group, Inc.

Master-Servicer: Chase Manhattan Mortgage Corporation

Securities Administrator: JP Morgan Chase Bank

Trustee: Wachovia Bank, National Association

Rating Agencies: Two of Fitch, S&P or Moody's

Type of Issuance: Public, except for the Class B4, Class B5 and Class B6 Certificates

Servicer Advancing: To the extent requested by the rating agencies, the Servicer is obligated to advance delinquent mortgagor payments through the date of liquidation of an REO property to the extent they are deemed recoverable.

Compensating Interest: With respect to ABN AMRO, Bank of America, Bank One, Washington Mutual and National City, the Servicer is required to cover interest shortfalls as a result of full prepayments to the extent of the aggregate servicing compensation. With respect to Countrywide, Indymac, and Wells Fargo, the servicer is required to cover interest shortfalls as a result of full prepayment to the extent of one-half of their aggregate servicing compensation.

Interest Accrual: On a 30/360 basis; the accrual period is the calendar month preceding the month of each Distribution Date.

Group 1 Mortgage Loans: The Group 1 Mortgage Loans consist of 100% 6 Month LIBOR ARMs secured by first lien, one-to-four family residential properties. The Mortgage Loans adjust every 6 months. 100% of the Group 1 Mortgage Loans require only the payment of interest for the first 10 years after the origination date. The mortgage interest rates will be indexed to the 6 month LIBOR and will adjust to that index plus a certain number of basis points (the "Gross Margin").[1] All the Group 1 Mortgage Loans do not have an Initial or Periodic Interest Rate Cap. The mortgage loans are subject to lifetime maximum mortgage interest rates, which are generally 8.565% over the initial mortgage interest rate on a weighted average basis.[2]

Group 2 Mortgage Loans: The Group 2 Mortgage Loans consist of 2% 3/1 and 3/6 High Coupon Six-Month LIBOR Hybrid Arms, 85% 3/1 and 3/6 High Coupon One-Year LIBOR Hybrid Arms, and 13% 3/1 and 3/6 High Coupon One-Year CMT Hybrid ARMs secured by first lien, one-to-four family residential properties. The Mortgage Loans have a fixed interest rate for the first 3 years after origination and thereafter the Mortgage Loans have a variable interest rate. Approximately 72% of the Group 2 Mortgage Loans require only the payment of interest until the month following the first rate adjustment date. The mortgage interest rates adjust at the end of the initial fixed interest rate period and annually or semi-annually thereafter. The mortgage interest rates will be indexed to

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[1] The Six-Month LIBOR Index is the average of the interbank offered rates for Six-Year U.S. dollar-denominated deposits in the London Market ("LIBOR") as published in The Wall Street Journal. The One-Year LIBOR Index is the average of the interbank offered rates for One-Year U.S. dollar-denominated deposits in the London Market ("LIBOR") as published in The Wall Street Journal. The One-Year CMT loan index will be determined based on the average weekly yield on U.S. Treasury securities during the last full week occurring in the month which occurs one month prior to the applicable bond reset date, as published in Federal Reserve Statistical Release H. 15(519), as applicable, and annually thereafter.

[2] None of the mortgage interest rates are subject to a lifetime minimum interest rate. Therefore, the effective minimum interest rate for each Mortgage Loan will be its Gross Margin. None of the Mortgage Loans have a prepayment fee as of the date of origination.

All information in this Term Sheet, whether regarding assets backing any securities discussed herein or otherwise, will be superseded by the information contained in the final prospectus.

Preliminary Structural and Collateral Term Sheet   July 12, 2004

Group 2 Mortgage Loans (Cont'd):   Six-Month LIBOR, One-Year LIBOR or to One-Year CMT and will adjust to that index plus a certain number of basis points (the "Gross Margin").[1] All the Group 2 Mortgage Loans have Periodic Interest Rate Caps of 2.071% for the first adjustment date and 1.976% for every adjustment date thereafter on a weighted average basis. The mortgage interest rates are subject to lifetime maximum mortgage interest rates, which are generally 5.901% over the initial mortgage interest rate on a weighted average basis.[2]

Group 3 Mortgage Loans: The Group 3 Mortgage Loans consist of 4% 3/1 and 3/6 Low Coupon Six-Month LIBOR, 64% 3/1 and 3/6 Low Coupon One-Year LIBOR and 33% 3/1 and 3/6 Low Coupon One-Year CMT Hybrid ARMs secured by first lien, one-to-four family residential properties. The Mortgage Loans have a fixed interest rate for the first 3 years after origination and thereafter the Mortgage Loans have a variable interest rate. Approximately 46% of the Group 3 Mortgage Loans require only the payment of interest until the month following the first rate adjustment date. The mortgage interest rates adjust at the end of the initial fixed interest rate period and annually and semi-annually thereafter. The mortgage interest rates will be indexed to Six-Month LIBOR, One-Year LIBOR or to One-Year CMT and will adjust to that index plus a certain number of basis points (the "Gross Margin").[1] All the Group 3 Mortgage Loans have a Periodic Interest Rate Cap of 2.042% for the first adjustment date and 1.965% for every adjustment date thereafter on a weighted average basis. The mortgage interest rates are subject to lifetime maximum mortgage interest rates, which are generally 5.679% over the initial mortgage interest rate, on a weighted average basis.[2]

Group 4 Mortgage Loans: The Group 4 Mortgage Loans consist of 6% 5/1 and 5/6 High Coupon Six-Month LIBOR Hybrid Arms, 75% 5/1 and 5/6 High Coupon One-Year LIBOR Hybrid ARMs and 19% 5/1 and 5/6 High Coupon One-Year CMT Hybrid Arms secured by first lien, one-to-four family residential properties. The Mortgage Loans have a fixed interest rate for the first 5 years after origination and thereafter the Mortgage Loans have a variable interest rate. Approximately 71% of the Group 4 Mortgage Loans require only the payment of interest until the month following the first rate adjustment date. The mortgage interest rates will be indexed to Six-Month LIBOR, One-Year LIBOR or to One-Year CMT and will adjust to that index plus a certain number of basis points (the "Gross Margin").[1] All the Group 4 Mortgage Loans have Periodic Interest Rate Caps of 5.000% for the first adjustment date and 1.935% for every adjustment date thereafter on a weighted average basis. The mortgage interest rates are subject to lifetime maximum mortgage interest rates, which are generally 5.208% over the initial mortgage interest rate, on a weighted average basis[2]

Group 5 Mortgage Loans: The Group 5 Mortgage Loans consist of 2% 5/1 and 5/6 Low Coupon Six-Month LIBOR Hybrid Arms, 9% 5/1 and 5/6 Low Coupon One-Year LIBOR Hybrid ARMs, and 89% 5/1 and 5/6 Low Coupon LIBOR Hybrid Arms secured by first lien, one-to-four family residential properties. The Mortgage Loans have a fixed interest rate for the first 5 years after origination and thereafter the Mortgage Loans have a variable interest rate. Approximately 73% of the Group 5 Mortgage Loans require only the payment of interest until the month following the first rate adjustment date. The mortgage interest rates adjust at the end of the initial fixed interest rate period and annually or semi-annually thereafter. The mortgage interest rates will be indexed to One-Year LIBOR or One-Year CMT and will adjust to that index plus a certain number of basis points (the "Gross Margin").[1] All the Group 5 Mortgage Loans have Periodic Interest Rate Caps of 5.000% for the first adjustment date and 1.977% for every adjustment date thereafter on a weighted average basis. The mortgage interest rates are subject to lifetime maximum mortgage interest rates, which are generally 5.091% over the initial mortgage interest rate, on a weighted average basis.[2]

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[1] The Six-Month LIBOR Index is the average of the interbank offered rates for Six-Year U.S. dollar-denominated deposits in the London Market ("LIBOR") as published in The Wall Street Journal. The One-Year LIBOR Index is the average of the interbank offered rates for One-Year U.S. dollar-denominated deposits in the London Market ("LIBOR") as published in The Wall Street Journal. The One-Year CMT loan index will be determined based on the average weekly yield on U.S. Treasury securities during the last full week occurring in the month which occurs one month prior to the applicable bond reset date, as published in Federal Reserve Statistical Release H. 15(519), as applicable, and annually thereafter.

[2] None of the mortgage interest rates are subject to a lifetime minimum interest rate. Therefore, the effective minimum interest rate for each Mortgage Loan will be its Gross Margin. None of the Mortgage Loans have a prepayment fee as of the date of origination.

All information in this Term Sheet, whether regarding assets backing any securities discussed herein or otherwise, will be superseded by the information contained in the final prospectus.

Preliminary Structural and Collateral Term Sheet   July 12, 2004

Group 6 Mortgage Loans: The Group 6 Mortgage Loans consist of 91% One-Year LIBOR Hybrid ARMs and 9% One-Year CMT Hybrid Arms secured by first lien, one-to-four family residential properties. The Mortgage Loans have a fixed interest rate for the first 7 years after origination and thereafter the Mortgage Loans have a variable interest rate. Approximately 56% of the Group 6 Mortgage Loans require only the payment of interest until the month following the first rate adjustment date. The mortgage interest rates adjust at the end of the initial fixed interest rate period and annually thereafter. The mortgage interest rates will be indexed to Six-Month LIBOR, One-Year LIBOR or to One-Year CMT and will adjust to that index plus a certain number of basis points (the "Gross Margin").[1] All the Group 6 Mortgage Loans have Periodic Interest Rate Caps of 5.000% for the first adjustment date and 2.000% for every adjustment date thereafter on a weighted average basis. The mortgage interest rates are subject to lifetime maximum mortgage interest rates, which are generally 5.000% over the initial mortgage interest rate, on a weighted average basis.[2]

Group 7 Mortgage Loans: The Group 7 Mortgage Loans consist of 98% 10/1 One-Year LIBOR Hybrid ARMs and 2% 10/1 One-Year CMT Hybrid Arms secured by first lien, one-to-four family residential properties. The Mortgage Loans have a fixed interest rate for the first 10 years after origination and thereafter the Mortgage Loans have a variable interest rate. Approximately 64% of the Group 7 Mortgage Loans require only the payment of interest until the month following the first rate adjustment date. The mortgage interest rates adjust at the end of the initial fixed interest rate period and annually thereafter. The mortgage interest rates will be indexed to One-Year LIBOR or to One-Year CMT and will adjust to that index plus a certain number of basis points (the "Gross Margin").[1] All the Group 7 Mortgage Loans have Periodic Interest Rate Caps of 5.000% for the first adjustment date and 2.000% for every adjustment date thereafter on a weighted average basis. The mortgage interest rates are subject to lifetime maximum mortgage interest rates, which are generally 5.000% over the initial mortgage interest rate, on a weighted average basis.[2]

Group 8 Mortgage Loans: The Group 8 Mortgage Loans consist of seasoned Hybrid Arm Loans, 58% of which are indexed to One-Year LIBOR and 42% to One-Year CMT, and all of which are secured by first lien, one-to-four family residential properties. The weighted average age of the Group 8 Mortgage Loans is 2.6 years. The Mortgage Loans have a weighted average fixed interest rate for 2.7 years after June 1, 2004 and thereafter the Mortgage Loans have a variable interest rate. None of the Group 8 Mortgage Loans require only the payment of interest until the month following the first rate adjustment date. The mortgage interest rates adjust at the end of the initial fixed interest rate period and annually thereafter. The mortgage interest rates will be indexed to One-Year LIBOR or One-Year CMT and will adjust to that index plus a certain number of basis points (the "Gross Margin").[1] All the Group 8 Mortgage Loans have a Periodic Interest Rate Cap of 3.666% for the first adjustment date and 2.000% for every adjustment date thereafter on a weighted average basis. The mortgage interest rates are subject to lifetime maximum mortgage interest rates, which are generally 5.127% over the initial mortgage interest rate on a weighted average basis.[2]

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[1] The Six-Month LIBOR Index is the average of the interbank offered rates for Six-Year U.S. dollar-denominated deposits in the London Market ("LIBOR") as published in The Wall Street Journal. The One-Year LIBOR Index is the average of the interbank offered rates for One-Year U.S. dollar-denominated deposits in the London Market ("LIBOR") as published in The Wall Street Journal. The One-Year CMT loan index will be determined based on the average weekly yield on U.S. Treasury securities during the last full week occurring in the month which occurs one month prior to the applicable bond reset date, as published in Federal Reserve Statistical Release H. 15(519), as applicable, and annually thereafter.

[2] None of the mortgage interest rates are subject to a lifetime minimum interest rate. Therefore, the effective minimum interest rate for each Mortgage Loan will be its Gross Margin. None of the Mortgage Loans have a prepayment fee as of the date of origination

All information in this Term Sheet, whether regarding assets backing any securities discussed herein or otherwise, will be superseded by the information contained in the final prospectus.

Preliminary Structural and Collateral Term Sheet   **July 12, 2004**

Expense Fee Rate: The "Expense Fee Rate" is comprised of primary servicing fees and lender paid mortgage insurance premiums, each as applicable. The weighted average Expense Fee Rate before the reset date will be equal to approximately 0.375%, 0.273%, 0.302%, 0.278%, 0.261%, 0.714%, 0.252% and 0.281% for Group 1, Group 2, Group 3, Group 4, Group 5, Group 6, Group 7 and Group 8 Mortgage Loans respectively. 68.89% of the Group 4 Mortgage loans, 7.14% of the Group 5 Mortgage Loans, and 100% of the Group 7 Mortgage Loans have a servicing fee increase of 0.125% after the first adjustment date. The Group 1, Group 2, Group 3, Group 6 and Group 8 Mortgage Loans do not have a servicing fee increase after the first adjustment date.

Expected Subordination: 3.50% (+/- 0.50%)

Other Certificates: The following Classes of "Other Certificates" will be issued in the indicated approximate original principal amounts, which will provide credit support to the related Offered Certificates, but are not offered hereby:

Certificate	Orig. Balance	WAC
B4	$3,376,000	4.435%
B5	$2,814,000	4.435%
B6	$1,688,888	4.435%

Clean Up Call: 10% of the Cut-off Date principal balance of the Mortgage Loans

Tax Treatment: It is anticipated that the Offered Certificates will be treated as REMIC regular interests for tax purposes.

ERISA Eligibility: The Offered Certificates are expected to be ERISA eligible. Prospective investors should review with their own legal advisors as to whether the purchase and holding of the Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA, the Code or other similar laws.

SMMEA Eligibility: The Senior and Class B1 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.

Minimum Denomination: $25,000 for the Senior Certificates

Delivery: Senior Certificates and Senior Subordinate Certificates – DTC

Goldman, Sachs & Co.

Stats

Count:	2,357
Current Balance:	$1,142,203,123
Average Current Balance:	$484,600
Gross Weighted Average Coupon:	4.796%
Net Weighted Average Coupon:	4.442%
Weighted Average Expense Rate:	0.354%
Weighted Average Expense Rate - after Reset:	0.384%
Original Term:	360
Remaining Term:	357
Age:	2
Original Loan-to-Value Ratio:	71.92%
Margin:	2.375%
Net Margin:	1.991%
Initial Periodic Cap:	3.796%
Subsequent Periodic Cap:	1.977%
Lifetime Cap:	5.568%
Maximum Interest Rate:	10.378%
Months to Next Roll:	58
FICO Score:	727
Max Zip Code Percentage:	0.798%

Age	Count	Balance	Percent
0 to 2	2,140	$1,047,361,191	91.7%
3 to 5	46	18,619,662	1.6
6 to 8	15	6,291,190	0.6
9 to 11	25	10,547,097	0.9
15 to 17	1	471,721	0.0
21 and up	130	58,912,262	5.2
Total:	2,357	$1,142,203,123	100.0%

Original Loan-To-Value Ratio	Count	Balance	Percent
0.001% to 50.000%	139	$75,627,811	6.6%
50.001% to 60.000%	163	89,384,483	7.8
60.001% to 70.000%	429	237,452,893	20.8
70.001% to 75.000%	308	156,358,164	13.7
75.001% to 80.000%	1,215	547,893,640	48.0
80.001% to 85.000%	11	4,272,462	0.4
85.001% to 90.000%	54	19,171,233	1.7
90.001% to 95.000%	38	12,042,438	1.1
Total:	2,357	$1,142,203,123	100.0%

FICO Score	Count	Balance	Percent
Missing	2	$677,696	0.1%
550 to 599	1	256,114	0.0
600 to 649	118	53,545,564	4.7
650 to 699	471	215,876,852	18.9
700 to 749	983	487,122,355	42.6
750 to 799	745	367,262,199	32.2
800 to 849	37	17,462,344	1.5
Total:	2,357	$1,142,203,123	100.0%

First Payment Year	Count	Balance	Percent
1998	1	$256,114	0.0%
2001	89	40,478,553	3.5
2002	40	18,177,596	1.6
2003	36	15,760,467	1.4
2004	2,191	1,067,530,394	93.5
Total:	2,357	$1,142,203,123	100.0%

ARM Type	Count	Balance	Percent
10/1s	271	$150,815,845	13.2%
3/1s or 3/6s	792	410,317,663	35.9
5/1s or 5/6s	601	259,840,879	22.7
6MO	210	74,533,451	6.5
7/1s	353	187,783,023	16.4
SFA	130	58,912,262	5.2
Total:	2,357	$1,142,203,123	100.0%

Principal Balance	Count	Balance	Percent
Lower than $50,000.00	1	$12,467	0.0%
$50,000.01 to $550,000.00	1,723	670,104,835	58.7
$550,000.01 to $1,050,000.00	600	426,582,776	37.3
$1,050,000.01 to $1,550,000.00	29	38,346,769	3.4
$1,550,000.01 to $2,050,000.00	4	7,156,276	0.6
Total:	2,357	$1,142,203,123	100.0%

Current Rate	Count	Balance	Percent
2.500% to 2.999%	22	$9,458,562	0.8%
3.000% to 3.499%	77	33,456,349	2.9
3.500% to 3.999%	263	106,419,693	9.3
4.000% to 4.499%	410	202,761,317	17.8
4.500% to 4.999%	719	358,178,976	31.4
5.000% to 5.499%	395	193,724,816	17.0
5.500% to 5.999%	291	152,985,832	13.4
6.000% to 6.499%	123	60,333,089	5.3
6.500% to 6.999%	50	21,894,593	1.9
7.000% to 7.499%	7	2,989,896	0.3
Total:	2,357	$1,142,203,123	100.0%

States	Count	Balance	Percent
AL	6	$2,707,809	0.2%
AR	1	381,313	0.0
AZ	75	28,200,697	2.5
CA	1,188	617,872,098	54.1
CO	77	33,114,650	2.9
CT	31	15,426,686	1.4
DC	14	6,394,628	0.6
DE	3	1,574,420	0.1
FL	117	52,736,187	4.6
GA	45	17,960,747	1.6
HI	5	4,100,783	0.4
IA	1	150,000	0.0
ID	5	1,831,492	0.2
IL	89	41,347,108	3.6
IN	9	3,472,634	0.3
KS	4	1,790,181	0.2
KY	11	2,447,006	0.2
LA	3	931,231	0.1
MA	58	27,933,129	2.4
MD	43	19,362,390	1.7
ME	1	500,000	0.0
MI	44	20,615,607	1.8
MN	24	9,803,434	0.9
MO	10	4,598,755	0.4
MT	3	1,784,042	0.2
NC	26	13,327,733	1.2
NE	2	538,604	0.0
NH	3	792,463	0.1
NJ	49	24,519,762	2.1
NM	5	2,908,493	0.3
NV	67	29,557,570	2.6
NY	51	27,653,265	2.4
OH	27	8,052,426	0.7
OK	4	1,798,023	0.2
OR	15	7,247,502	0.6
PA	17	9,339,897	0.8
RI	3	1,529,594	0.1
SC	19	8,224,121	0.7
TN	10	3,008,342	0.3
TX	21	10,911,885	1.0
UT	13	6,065,791	0.5
VA	88	35,622,577	3.1
VT	1	433,000	0.0
WA	56	27,280,434	2.4
WI	10	5,203,285	0.5
WY	3	1,151,127	0.1
Total:	2,357	$1,142,203,123	100.0%

Top 10 Zipcodes

	Count	Balance	Percent
92130	11	$9,109,287	0.8%
92603	10	6,671,609	0.6
94550	11	6,121,850	0.5
92024	10	5,971,453	0.5
90272	8	5,916,788	0.5
92660	7	5,699,191	0.5
92673	9	5,460,396	0.5
92127	10	5,450,048	0.5
89052	12	5,388,565	0.5
92679	7	5,263,496	0.5
Other	2,262	1,081,150,438	94.7
Total:	2,357	$1,142,203,123	100.0%

Index

	Count	Balance	Percent
1 Year CMT	562	$244,825,863	21.4%
1 Year Libor	1,539	798,362,131	69.9
6 Months Libor	256	99,015,129	8.7
Total:	2,357	$1,142,203,123	100.0%

Margin

	Count	Balance	Percent
1.001% to 1.500%	13	$6,629,345	0.6%
1.501% to 2.000%	47	21,495,622	1.9
2.001% to 2.500%	1,627	812,759,930	71.2
2.501% to 3.000%	661	297,335,767	26.0
3.001% to 3.500%	8	3,584,310	0.3
3.501% to 4.000%	1	398,148	0.0
Total:	2,357	$1,142,203,123	100.0%

Initial Periodic Cap

	Count	Balance	Percent
0.000%	210	$74,533,451	6.5%
2.000%	804	412,201,842	36.1
3.000%	44	24,313,260	2.1
5.000%	1,299	631,154,569	55.3
Total:	2,357	$1,142,203,123	100.0%

Subsequent Periodic Cap

	Count	Balance	Percent
0.000%	210	$74,533,451	6.5%
1.000%	46	24,481,678	2.1
2.000%	2,101	1,043,187,994	91.3
Total:	2,357	$1,142,203,123	100.0%

Lifetime Cap

	Count	Balance	Percent
4.001% to 5.000%	1,405	$684,829,474	60.0%
5.001% to 6.000%	744	383,325,698	33.6
6.001% to 7.000%	1	193,600	0.0
7.001% to 8.000%	1	1,443,700	0.1
8.001% to 9.000%	189	64,260,535	5.6
9.001% to 10.000%	16	7,806,116	0.7
11.001% to 12.000%	1	324,000	0.0
Total:	2,357	$1,142,203,123	100.0%

Max Rate

	Count	Balance	Percent
7.000% to 7.999%	4	$700,118	0.1%
8.000% to 8.999%	88	42,850,569	3.8
9.000% to 9.999%	757	367,981,640	32.2
10.000% to 10.999%	858	437,160,857	38.3
11.000% to 11.999%	412	204,650,502	17.9
12.000% to 12.999%	233	86,713,107	7.6
13.000% to 13.999%	4	1,822,330	0.2
15.000% to 15.999%	1	324,000	0.0
Total:	2,357	$1,142,203,123	100.0%

Months to Roll

	Count	Balance	Percent
0	3	$783,706	0.1%
1 to 6	219	78,928,203	6.9
7 to 36	884	452,027,098	39.6
37 to 60	623	269,805,053	23.6
61 to 84	353	187,783,023	16.4
85 to 120	275	152,876,039	13.4
Total:	2,357	$1,142,203,123	100.0%

Delinquency

	Count	Balance	Percent
Current	2,227	$1,083,290,861	94.8%
Unknown	130	58,912,262	5.2
Total:	2,357	$1,142,203,123	100.0%

Balance

	Count	Balance	Percent
Conforming	280	$59,882,718	5.2%
Non - Conforming	2,077	1,082,320,405	94.8
Total:	2,357	$1,142,203,123	100.0%

Property Type

	Count	Balance	Percent
Single Family	1,516	$731,824,210	64.1%
Planned Unit Development	550	285,732,542	25.0
Condominium	275	114,109,707	10.0
Two-to-Four Family	16	10,536,664	0.9
Total:	2,357	$1,142,203,123	100.0%

Occupancy Code

	Count	Balance	Percent
Primary Residence	2,191	$1,067,080,966	93.4%
Second Home	131	58,224,707	5.1
Investment	35	16,897,450	1.5
Total:	2,357	$1,142,203,123	100.0%

Purpose

	Count	Balance	Percent
Purchase	1,337	$645,823,403	56.5%
Rate/Term Refinance	585	277,909,039	24.3
CashOut Refinance	435	218,470,681	19.1
Total:	2,357	$1,142,203,123	100.0%

Documentation Type

	Count	Balance	Percent
Asset Verification	420	$194,104,105	17.0%
Full Documentation	1,202	575,340,155	50.4
Income Verification	86	40,762,310	3.6
Missing	82	38,221,807	3.3
No Documentation	567	293,774,746	25.7
Total:	2,357	$1,142,203,123	100.0%

Prepayment Penalty Flag

	Count	Balance	Percent
N	2,347	$1,137,873,807	99.6%
Y	10	4,329,316	0.4
Total:	2,357	$1,142,203,123	100.0%

Interest Only

	Count	Balance	Percent
Y	1,486	$712,505,766	62.4%
N	871	429,697,357	37.6
Total:	2,357	$1,142,203,123	100.0%

Mortgage Insurance

	Count	Balance	Percent
OLTV <= 80	2,254	$1,106,716,991	96.9%
OLTV > 80 and Insured	89	30,163,349	2.6
OLTV > 80 and Uninsured	14	5,322,783	0.5
Total:	2,357	$1,142,203,123	100.0%

Servicer	Count	Balance	Percent
Countrywide	1,494	$747,851,381	65.5%
National City Mortgage	143	72,417,784	6.3
ABN	13	6,655,947	0.6
Bank of America	78	34,352,282	3.0
IndyMac	131	67,194,574	5.9
Wells Fargo	291	109,651,332	9.6
Washington Mutual	169	86,431,904	7.6
Bank One	38	17,647,920	1.5
Total:	2,357	$1,142,203,123	100.0%

Stats

Count:	210
Current Balance:	$74,533,451
Average Current Balance:	$354,921
Gross Weighted Average Coupon:	3.428%
Net Weighted Average Coupon:	3.053%
Weighted Average Expense Rate:	0.375%
Weighted Average Expense Rate - after Reset:	0.375%
Original Term:	360
Remaining Term:	359
Age:	1
Original Loan-to-Value Ratio:	71.80%
Margin:	2.109%
Net Margin:	1.734%
Initial Periodic Cap:	0.000%
Subsequent Periodic Cap:	0.000%
Lifetime Cap:	8.565%
Maximum Interest Rate:	11.993%
Months to Next Roll:	5
FICO Score:	722
Max Zip Code Percentage:	2.529%

ARM Type

ARM Type	Count	Balance	Percent
6MO	210	$74,533,451	100.0%
Total:	210	$74,533,451	100.0%

Principal Balance

Principal Balance	Count	Balance	Percent
$50,000.01 to $200,000.00	76	$11,051,760	14.8%
$200,000.01 to $350,000.00	64	17,173,183	23.0
$350,000.01 to $500,000.00	36	15,309,292	20.5
$500,000.01 to $650,000.00	15	8,916,800	12.0
$650,000.01 to $800,000.00	1	765,500	1.0
$800,000.01 to $950,000.00	6	5,260,360	7.1
$950,000.01 to $1,100,000.00	4	4,033,518	5.4
$1,100,000.01 to $1,250,000.00	1	1,106,313	1.5
$1,250,000.01 to $1,400,000.00	1	1,365,000	1.8
$1,400,000.01 to $1,550,000.00	4	5,875,450	7.9
$1,700,000.01 to $1,850,000.00	1	1,791,276	2.4
$1,850,000.01 to $2,000,000.00	1	1,885,000	2.5
Total:	210	$74,533,451	100.0%

Current Rate

Current Rate	Count	Balance	Percent
2.750% to 2.999%	16	$7,806,116	10.5%
3.000% to 3.249%	14	6,248,535	8.4
3.250% to 3.499%	49	19,912,014	26.7
3.500% to 3.749%	79	25,164,362	33.8
3.750% to 3.999%	51	13,958,724	18.7
4.000% to 4.249%	1	1,443,700	1.9
Total:	210	$74,533,451	100.0%

Age

Age	Count	Balance	Percent
0 to 2	204	$73,320,328	98.4%
3 to 5	4	876,748	1.2
6 to 8	2	336,376	0.5
Total:	210	$74,533,451	100.0%

Original Loan-To-Value Ratio

Original Loan-To-Value Ratio	Count	Balance	Percent
0.001% to 50.000%	11	$5,212,618	7.0%
50.001% to 60.000%	11	3,060,578	4.1
60.001% to 70.000%	31	19,059,939	25.6
70.001% to 75.000%	40	17,078,140	22.9
75.001% to 80.000%	98	26,184,074	35.1
80.001% to 85.000%	1	402,000	0.5
85.001% to 90.000%	9	1,536,302	2.1
90.001% to 95.000%	9	1,999,800	2.7
Total:	210	$74,533,451	100.0%

FICO Score

FICO Score	Count	Balance	Percent
600 to 649	11	$4,522,920	6.1%
650 to 699	56	17,842,294	23.9
700 to 749	69	28,072,289	37.7
750 to 799	71	23,306,998	31.3
800 to 849	3	788,950	1.1
Total:	210	$74,533,451	100.0%

First Payment Year

First Payment Year	Count	Balance	Percent
2004	210	$74,533,451	100.0%
Total:	210	$74,533,451	100.0%

States

States	Count	Balance	Percent
AL	1	$175,000	0.2%
AZ	23	6,243,231	8.4
CA	45	28,052,068	37.6
CO	26	6,353,007	8.5
FL	10	2,980,600	4.0
GA	9	2,767,185	3.7
ID	3	1,059,492	1.4
IL	3	2,465,805	3.3
IN	7	648,572	0.9
KS	1	302,000	0.4
KY	9	1,637,712	2.2
LA	1	100,800	0.1
MA	4	1,156,700	1.6
MD	5	2,862,500	3.8
MI	10	1,919,249	2.6
MN	4	864,400	1.2
NH	2	443,955	0.6
NJ	4	2,524,750	3.4
NV	6	2,022,415	2.7
NY	1	402,000	0.5
OH	9	1,860,292	2.5
PA	2	1,066,400	1.4
SC	1	123,000	0.2
TN	8	1,308,935	1.8
TX	1	400,000	0.5
UT	5	1,716,328	2.3
VA	6	1,850,599	2.5
WA	2	695,500	0.9
WI	1	162,958	0.2
WY	1	368,000	0.5
Total:	210	$74,533,451	100.0%

Top 10 Zipcodes

Top 10 Zipcodes	Count	Balance	Percent
92130	1	$1,885,000	2.5%
92677	1	1,791,276	2.4
92679	1	1,500,000	2.0
95120	1	1,470,000	2.0
07670	1	1,461,750	2.0
92651	1	1,443,700	1.9
20854	1	1,365,000	1.8
85262	3	1,335,990	1.8
92625	1	1,106,313	1.5
84010	1	1,058,519	1.4
Other	198	60,115,904	80.7
Total:	210	$74,533,451	100.0%

Index

Index	Count	Balance	Percent
6 Months Libor	210	$74,533,451	100.0%
Total:	210	$74,533,451	100.0%

GSR 2004-9
As of June 1, 2004 - Preliminary

Margin	Count	Balance	Percent
1.500%	13	$6,629,345	8.9%
1.625%	6	1,664,456	2.2
1.750%	4	1,721,120	2.3
1.875%	15	9,863,480	13.2
2.000%	22	8,246,566	11.1
2.125%	40	13,181,399	17.7
2.250%	51	14,201,292	19.1
2.375%	29	8,096,040	10.9
2.500%	30	10,929,754	14.7
Total:	210	$74,533,451	100.0%

Initial Periodic Cap	Count	Balance	Percent
0.000%	210	$74,533,451	100.0%
Total:	210	$74,533,451	100.0%

Subsequent Periodic Cap	Count	Balance	Percent
0.000%	210	$74,533,451	100.0%
Total:	210	$74,533,451	100.0%

Lifetime Cap	Count	Balance	Percent
6.000%	2	$485,500	0.7%
6.375%	1	193,600	0.3
7.875%	1	1,443,700	1.9
8.125%	21	6,469,912	8.7
8.250%	29	7,295,211	9.8
8.375%	25	8,569,057	11.5
8.500%	53	16,477,806	22.1
8.625%	23	7,586,786	10.2
8.750%	24	11,613,229	15.6
8.875%	11	5,608,675	7.5
9.000%	3	639,860	0.9
9.125%	10	4,682,504	6.3
9.250%	6	3,123,613	4.2
12.000%	1	324,000	0.4
Total:	210	$74,533,451	100.0%

Max Rate	Count	Balance	Percent
9.000% to 9.499%	1	$368,000	0.5%
9.500% to 9.999%	1	117,500	0.2
10.000% to 10.499%	1	193,600	0.3
12.000% to 12.499%	206	73,530,351	98.7
15.000% to 15.499%	1	324,000	0.4
Total:	210	$74,533,451	100.0%

Months to Roll	Count	Balance	Percent
0	2	$336,376	0.5%
1 to 6	208	74,197,075	99.5
Total:	210	$74,533,451	100.0%

Delinquency	Count	Balance	Percent
Current	210	$74,533,451	100.0%
Total:	210	$74,533,451	100.0%

Balance	Count	Balance	Percent
Conforming	139	$27,889,942	37.4%
Non - Conforming	71	46,643,509	62.6
Total:	210	$74,533,451	100.0%

Property Type	Count	Balance	Percent
Single Family	129	$43,566,862	58.5%
Planned Unit Development	62	24,961,379	33.5
Condominium	18	4,561,511	6.1
Two-to-Four Family	1	1,443,700	1.9
Total:	210	$74,533,451	100.0%

Occupancy Code	Count	Balance	Percent
Primary Residence	200	$71,663,131	96.1%
Second Home	10	2,870,320	3.9
Total:	210	$74,533,451	100.0%

Purpose	Count	Balance	Percent
Purchase	72	$28,266,413	37.9%
RateTerm Refinance	93	26,702,185	35.8
CashOut Refinance	45	19,564,854	26.2
Total:	210	$74,533,451	100.0%

Documentation Type	Count	Balance	Percent
Asset Verification	40	$13,152,350	17.6%
Full Documentation	170	61,381,101	82.4
Total:	210	$74,533,451	100.0%

Prepayment Penalty Flag	Count	Balance	Percent
N	210	$74,533,451	100.0%
Total:	210	$74,533,451	100.0%

Interest Only	Count	Balance	Percent
Y	210	$74,533,451	100.0%
Total:	210	$74,533,451	100.0%

Mortgage Insurance	Count	Balance	Percent
OLTV <= 80	191	$70,595,349	94.7%
OLTV > 80 and Insured	19	3,938,102	5.3
Total:	210	$74,533,451	100.0%

Servicer	Count	Balance	Percent
Countrywide	210	$74,533,451	100.0%
Total:	210	$74,533,451	100.0%

Goldman, Sachs & Co.

GSR 2004-9
As of June 1, 2004 - Preliminary

3/1s and 3/6s HighCoupon - Group 2

Stats

Count:	476
Current Balance:	$242,549,910
Average Current Balance:	$509,559
Gross Weighted Average Coupon:	4.993%
Net Weighted Average Coupon:	4.719%
Weighted Average Expense Rate:	0.273%
Weighted Average Expense Rate - after Reset:	0.273%
Original Term:	359
Remaining Term:	359
Age:	0
Original Loan-to-Value Ratio:	74.73%
Margin:	2.354%
Net Margin:	2.080%
Initial Periodic Cap:	2.071%
Subsequent Periodic Cap:	1.976%
Lifetime Cap:	5.901%
Maximum Interest Rate:	10.959%
Months to Next Roll:	36
FICO Score:	719
Max Zip Code Percentage:	1.171%

ARM Type

ARM Type	Count	Balance	Percent
3/1s or 3/6s	476	$242,549,910	100.0%
Total:	476	$242,549,910	100.0%

Principal Balance

Principal Balance	Count	Balance	Percent
$200,000.01 to $350,000.00	37	$12,664,599	5.2%
$350,000.01 to $500,000.00	255	106,989,236	44.1
$500,000.01 to $650,000.00	127	73,755,639	30.4
$650,000.01 to $800,000.00	26	18,776,726	7.7
$800,000.01 to $950,000.00	20	17,472,007	7.2
$950,000.01 to $1,100,000.00	7	6,927,152	2.9
$1,100,000.01 to $1,250,000.00	1	1,250,000	0.5
$1,250,000.01 to $1,400,000.00	1	1,386,672	0.6
$1,400,000.01 to $1,550,000.00	1	1,447,880	0.6
$1,850,000.01 to $2,000,000.00	1	1,880,000	0.8
Total:	476	$242,549,910	100.0%

Current Rate

Current Rate	Count	Balance	Percent
4.250% to 4.499%	34	$17,718,822	7.3%
4.500% to 4.749%	110	56,050,812	23.1
4.750% to 4.999%	136	67,471,173	27.8
5.000% to 5.249%	54	27,588,090	11.4
5.250% to 5.499%	42	20,264,035	8.4
5.500% to 5.749%	44	24,005,133	9.9
5.750% to 5.999%	44	23,102,777	9.5
6.000% to 6.249%	6	3,680,168	1.5
6.250% to 6.499%	1	514,400	0.2
6.500% to 6.749%	2	1,054,000	0.4
6.750% to 6.999%	1	370,000	0.2
7.250% to 7.499%	2	730,500	0.3
Total:	476	$242,549,910	100.0%

Age

Age	Count	Balance	Percent
0 to 2	462	$235,932,979	97.3%
3 to 5	11	5,358,567	2.2
6 to 8	3	1,258,364	0.5
Total:	476	$242,549,910	100.0%

Original Loan-To-Value Ratio

Original Loan-To-Value Ratio	Count	Balance	Percent
0.001% to 50.000%	11	$7,665,202	3.2%
50.001% to 60.000%	15	8,390,017	3.5
60.001% to 70.000%	91	48,464,694	20.0
70.001% to 75.000%	78	40,067,732	16.5
75.001% to 80.000%	254	127,090,120	52.4
80.001% to 85.000%	2	853,390	0.4
85.001% to 90.000%	15	6,054,373	2.5
90.001% to 95.000%	10	3,964,382	1.6
Total:	476	$242,549,910	100.0%

FICO Score

FICO Score	Count	Balance	Percent
600 to 649	36	$17,101,307	7.1%
650 to 699	95	48,968,797	20.2
700 to 749	237	119,186,082	49.1
750 to 799	101	53,537,724	22.1
800 to 849	7	3,756,000	1.5
Total:	476	$242,549,910	100.0%

First Payment Year

First Payment Year	Count	Balance	Percent
2003	2	$923,496	0.4%
2004	474	241,626,414	99.6
Total:	476	$242,549,910	100.0%

States

States	Count	Balance	Percent
AL	1	$356,330	0.1%
AZ	9	4,224,573	1.7
CA	270	139,929,433	57.7
CO	12	6,147,824	2.5
CT	6	3,144,224	1.3
DC	1	600,000	0.2
FL	26	13,452,502	5.5
GA	7	4,117,783	1.7
HI	1	880,000	0.4
IL	12	5,713,136	2.4
IN	1	425,439	0.2
KS	2	858,590	0.4
MA	12	5,676,815	2.3
MD	5	2,547,006	1.1
MI	5	2,907,564	1.2
MN	5	1,982,208	0.8
MO	4	547,600	0.2
MT	1	500,000	0.2
NC	7	3,771,282	1.6
NJ	12	6,043,849	2.5
NV	26	11,845,581	4.9
NY	9	3,862,826	1.6
OH	2	942,306	0.4
OK	2	887,400	0.4
OR	5	2,843,594	1.2
PA	1	424,000	0.2
RI	1	379,594	0.2
SC	2	1,158,869	0.5
TX	3	1,705,881	0.7
UT	1	400,000	0.2
VA	15	6,919,562	2.9
WA	12	6,088,136	2.5
WI	2	1,266,000	0.5
Total:	476	$242,549,910	100.0%

Top 10 Zipcodes

Top 10 Zipcodes	Count	Balance	Percent
89052	7	$2,840,686	1.2%
95121	4	2,135,493	0.9
30327	2	2,073,800	0.9
89129	5	2,060,505	0.8
32550	4	2,048,200	0.8
98110	3	1,986,432	0.8
94123	1	1,880,000	0.8
91915	4	1,863,528	0.8
92660	3	1,836,589	0.8
92651	2	1,760,000	0.7
Other	441	222,064,677	91.6
Total:	476	$242,549,910	100.0%

Index

Index	Count	Balance	Percent
1 Year CMT	62	$30,493,664	12.6%
1 Year Libor	404	206,350,823	85.1
6 Months Libor	10	5,705,423	2.4
Total:	476	$242,549,910	100.0%

Margin	Count	Balance	Percent
2.250%	382	$195,389,601	80.6%
2.750%	86	43,583,421	18.0
3.000%	1	393,000	0.2
3.125%	3	1,645,839	0.7
3.250%	3	1,196,999	0.5
3.375%	1	341,050	0.1
Total:	476	$242,549,910	100.0%

Initial Periodic Cap	Count	Balance	Percent
2.000%	443	$225,256,838	92.9%
3.000%	33	17,293,072	7.1
Total:	476	$242,549,910	100.0%

Subsequent Periodic Cap	Count	Balance	Percent
1.000%	10	$5,705,423	2.4%
2.000%	466	236,844,487	97.6
Total:	476	$242,549,910	100.0%

Lifetime Cap	Count	Balance	Percent
5.000%	48	$24,038,876	9.9%
6.000%	428	218,511,034	90.1
Total:	476	$242,549,910	100.0%

Max Rate	Count	Balance	Percent
9.000% to 9.499%	10	$5,607,951	2.3%
9.500% to 9.999%	31	15,506,705	6.4
10.000% to 10.499%	18	8,346,727	3.4
10.500% to 10.999%	189	96,120,760	39.6
11.000% to 11.499%	106	53,470,815	22.0
11.500% to 11.999%	108	56,262,383	23.2
12.000% to 12.499%	7	4,194,568	1.7
12.500% to 12.999%	5	2,309,500	1.0
13.000% to 13.499%	2	730,500	0.3
Total:	476	$242,549,910	100.0%

Months to Roll	Count	Balance	Percent
7 to 36	476	$242,549,910	100.0%
Total:	476	$242,549,910	100.0%

Delinquency	Count	Balance	Percent
Current	476	$242,549,910	100.0%
Total:	476	$242,549,910	100.0%

Balance	Count	Balance	Percent
Non - Conforming	476	$242,549,910	100.0%
Total:	476	$242,549,910	100.0%

Property Type	Count	Balance	Percent
Single Family	293	$152,827,214	63.0%
Planned Unit Development	135	66,770,347	27.5
Condominium	41	18,170,199	7.5
Two-to-Four Family	7	4,782,150	2.0
Total:	476	$242,549,910	100.0%

Occupancy Code	Count	Balance	Percent
Primary Residence	422	$216,436,690	89.2%
Second Home	34	16,584,852	6.8
Investment	20	9,528,368	3.9
Total:	476	$242,549,910	100.0%

Purpose	Count	Balance	Percent
Purchase	313	$161,717,572	66.7%
CashOut Refinance	85	41,639,387	17.2
RateTerm Refinance	78	39,192,951	16.2
Total:	476	$242,549,910	100.0%

Documentation Type	Count	Balance	Percent
Asset Verification	66	$35,233,795	14.5%
Full Documentation	227	116,324,644	48.0
Income Verification	13	6,546,607	2.7
No Documentation	170	84,444,864	34.8
Total:	476	$242,549,910	100.0%

Prepayment Penalty Flag	Count	Balance	Percent
N	473	$241,117,160	99.4%
Y	3	1,432,750	0.6
Total:	476	$242,549,910	100.0%

Interest Only	Count	Balance	Percent
Y	337	$173,756,823	71.6%
N	139	68,793,087	28.4
Total:	476	$242,549,910	100.0%

Mortgage Insurance	Count	Balance	Percent
OLTV <= 80	449	$231,677,765	95.5%
OLTV > 80 and Insured	27	10,872,145	4.5
Total:	476	$242,549,910	100.0%

Servicer	Count	Balance	Percent
Countrywide	341	$175,061,214	72.2%
National City Mortgage	54	26,156,748	10.8
IndyMac	33	17,293,072	7.1
Washington Mutual	48	24,038,876	9.9
Total:	476	$242,549,910	100.0%

Goldman, Sachs & Co.

Stats

Count:	316
Current Balance:	$167,767,753
Average Current Balance:	$530,911
Gross Weighted Average Coupon:	3.994%
Net Weighted Average Coupon:	3.692%
Weighted Average Expense Rate:	0.302%
Weighted Average Expense Rate - after Reset:	0.302%
Original Term:	360
Remaining Term:	359
Age:	1
Original Loan-to-Value Ratio:	70.48%
Margin:	2.434%
Net Margin:	2.132%
Initial Periodic Cap:	2.042%
Subsequent Periodic Cap:	1.965%
Lifetime Cap:	5.679%
Maximum Interest Rate:	9.674%
Months to Next Roll:	35
FICO Score:	731
Max Zip Code Percentage:	1.883%

Age

Age	Count	Balance	Percent
0 to 2	298	$158,837,932	94.7%
3 to 5	16	7,978,150	4.8
6 to 8	1	479,950	0.3
15 to 17	1	471,721	0.3
Total:	316	$167,767,753	100.0%

Original Loan-To-Value Ratio

	Count	Balance	Percent
0.001% to 50.000%	17	$9,872,842	5.9%
50.001% to 60.000%	35	20,548,143	12.2
60.001% to 70.000%	65	38,758,039	23.1
70.001% to 75.000%	58	29,411,955	17.5
75.001% to 80.000%	126	63,158,878	37.6
80.001% to 85.000%	3	1,258,960	0.8
85.001% to 90.000%	8	3,226,581	1.9
90.001% to 95.000%	4	1,532,355	0.9
Total:	316	$167,767,753	100.0%

FICO Score

FICO Score	Count	Balance	Percent
600 to 649	17	$7,386,145	4.4%
650 to 699	57	27,753,730	16.5
700 to 749	125	71,154,101	42.4
750 to 799	113	58,960,431	35.1
800 to 849	4	2,513,346	1.5
Total:	316	$167,767,753	100.0%

First Payment Year

First Payment Year	Count	Balance	Percent
2003	2	$951,671	0.6%
2004	314	166,816,082	99.4
Total:	316	$167,767,753	100.0%

ARM Type

ARM Type	Count	Balance	Percent
3/1s or 3/6s	316	$167,767,753	100.0%
Total:	316	$167,767,753	100.0%

Principal Balance

Principal Balance	Count	Balance	Percent
$200,000.01 to $350,000.00	21	$7,199,472	4.3%
$350,000.01 to $500,000.00	167	70,414,643	42.0
$500,000.01 to $650,000.00	74	42,866,478	25.6
$650,000.01 to $800,000.00	21	15,520,590	9.3
$800,000.01 to $950,000.00	14	12,117,223	7.2
$950,000.01 to $1,100,000.00	17	16,902,614	10.1
$1,250,000.01 to $1,400,000.00	2	2,746,734	1.6
Total:	316	$167,767,753	100.0%

Current Rate

Current Rate	Count	Balance	Percent
2.750% to 2.999%	2	$952,328	0.6%
3.000% to 3.249%	4	1,776,289	1.1
3.250% to 3.499%	7	4,455,365	2.7
3.500% to 3.749%	33	17,039,293	10.2
3.750% to 3.999%	67	35,911,741	21.4
4.000% to 4.249%	96	50,742,273	30.2
4.250% to 4.499%	107	56,890,464	33.9
Total:	316	$167,767,753	100.0%

States

States	Count	Balance	Percent
AL	2	$1,040,014	0.6%
AZ	11	6,235,818	3.7
CA	151	82,126,306	49.0
CO	10	4,926,754	2.9
CT	4	1,998,487	1.2
DC	2	1,379,000	0.8
FL	14	7,451,293	4.4
GA	8	3,714,985	2.2
IL	27	12,684,301	7.6
IN	3	1,544,120	0.9
MA	6	3,965,395	2.4
MD	8	3,712,512	2.2
MI	14	7,512,782	4.5
MO	2	919,360	0.5
MT	1	648,042	0.4
NC	4	2,550,781	1.5
NH	1	348,508	0.2
NJ	4	1,736,923	1.0
NM	1	559,175	0.3
NV	3	1,450,250	0.9
NY	3	1,885,065	1.1
OH	3	1,322,501	0.8
OR	3	1,579,704	0.9
PA	1	774,882	0.5
RI	1	650,000	0.4
SC	1	390,843	0.2
TX	3	1,427,460	0.9
UT	3	2,210,399	1.3
VA	8	3,708,722	2.2
VT	1	433,000	0.3
WA	11	5,760,370	3.4
WI	2	1,120,000	0.7
Total:	316	$167,767,753	100.0%

Top 10 Zipcodes

Top 10 Zipcodes	Count	Balance	Percent
94024	4	$3,159,338	1.9%
95070	3	2,104,933	1.3
95120	4	1,892,729	1.1
94568	3	1,838,971	1.1
32550	3	1,687,920	1.0
60610	3	1,603,021	1.0
85268	2	1,521,974	0.9
95135	3	1,460,029	0.8
92128	2	1,393,695	0.8
99402	1	1,380,000	0.8
Other	288	149,785,142	89.3
Total:	316	$167,767,753	100.0%

Index

Index	Count	Balance	Percent
1 Year CMT	104	$54,624,042	32.6%
1 Year Libor	203	107,262,923	63.9
6 Months Libor	9	5,880,788	3.5
Total:	316	$167,767,753	100.0%

Goldman, Sachs & Co.

GSR 2004-9

As of June 1, 2004 - Preliminary

3/1s and 3/6s LowCoupon - Group 3

Margin	Count	Balance	Percent
2.250%	202	$106,262,973	63.3%
2.750%	113	61,104,358	36.4
3.125%	1	400,422	0.2
Total:	316	$167,767,753	100.0%

Initial Periodic Cap	Count	Balance	Percent
2.000%	305	$160,747,565	95.8%
3.000%	11	7,020,188	4.2
Total:	316	$167,767,753	100.0%

Subsequent Periodic Cap	Count	Balance	Percent
1.000%	9	$5,880,788	3.5%
2.000%	307	161,886,965	96.5
Total:	316	$167,767,753	100.0%

Lifetime Cap	Count	Balance	Percent
5.000%	106	$53,796,031	32.1%
6.000%	210	113,971,722	67.9
Total:	316	$167,767,753	100.0%

Max Rate	Count	Balance	Percent
8.000% to 8.499%	5	$3,041,647	1.8%
8.500% to 8.999%	47	24,399,203	14.5
9.000% to 9.499%	79	39,438,810	23.5
9.500% to 9.999%	38	20,045,130	11.9
10.000% to 10.499%	131	71,852,098	42.8
10.500% to 10.999%	13	6,489,540	3.9
11.500% to 11.999%	2	1,856,825	1.1
13.000% to 13.499%	1	644,500	0.4
Total:	316	$167,767,753	100.0%

Months to Roll	Count	Balance	Percent
7 to 36	316	$167,767,753	100.0%
Total:	316	$167,767,753	100.0%

Delinquency	Count	Balance	Percent
Current	316	$167,767,753	100.0%
Total:	316	$167,767,753	100.0%

Balance	Count	Balance	Percent
Non - Conforming	316	$167,767,753	100.0%
Total:	316	$167,767,753	100.0%

Property Type	Count	Balance	Percent
Single Family	222	$118,380,299	70.6%
Planned Unit Development	63	34,636,270	20.6
Condominium	30	14,256,983	8.5
Two-to-Four Family	1	494,202	0.3
Total:	316	$167,767,753	100.0%

Occupancy Code	Count	Balance	Percent
Primary Residence	306	$162,859,069	97.1%
Second Home	10	4,908,684	2.9
Total:	316	$167,767,753	100.0%

Purpose	Count	Balance	Percent
Purchase	141	$74,673,620	44.5%
CashOut Refinance	102	52,660,740	31.4
RateTerm Refinance	73	40,433,393	24.1
Total:	316	$167,767,753	100.0%

Documentation Type	Count	Balance	Percent
Asset Verification	31	$17,138,436	10.2%
Full Documentation	226	118,152,296	70.4
Income Verification	2	1,450,000	0.9
No Documentation	57	31,027,021	18.5
Total:	316	$167,767,753	100.0%

Prepayment Penalty Flag	Count	Balance	Percent
N	315	$167,415,753	99.8%
Y	1	352,000	0.2
Total:	316	$167,767,753	100.0%

Interest Only	Count	Balance	Percent
N	175	$91,423,717	54.5%
Y	141	76,344,036	45.5
Total:	316	$167,767,753	100.0%

Mortgage Insurance	Count	Balance	Percent
OLTV <= 80	301	$161,749,857	96.4%
OLTV > 80 and insured	15	6,017,896	3.6
Total:	316	$167,767,753	100.0%

Servicer	Count	Balance	Percent
Countrywide	95	$52,093,502	31.1%
National City Mortgage	89	46,261,035	27.6
IndyMac	11	7,020,188	4.2
Washington Mutual	121	62,393,028	37.2
Total:	316	$167,767,753	100.0%

Stats

Count:	365
Current Balance:	$165,156,294
Average Current Balance:	$452,483
Gross Weighted Average Coupon:	5.262%
Net Weighted Average Coupon:	4.984%
Weighted Average Expense Rate:	0.278%
Weighted Average Expense Rate - after Reset:	0.364%
Original Term:	360
Remaining Term:	360
Age:	0
Original Loan-to-Value Ratio:	74.50%
Margin:	2.413%
Net Margin:	2.049%
Initial Periodic Cap:	5.000%
Subsequent Periodic Cap:	1.935%
Lifetime Cap:	5.208%
Maximum Interest Rate:	10.469%
Months to Next Roll:	60
FICO Score:	720
Max Zip Code Percentage:	1.081%

ARM Type

ARM Type	Count	Balance	Percent
5/1s or 5/6s	365	$165,156,294	100.0%
Total:	365	$165,156,294	100.0%

Principal Balance

Principal Balance	Count	Balance	Percent
$50,000.01 to $200,000.00	22	$3,322,706	2.0%
$200,000.01 to $350,000.00	41	13,208,340	8.0
$350,000.01 to $500,000.00	206	84,888,506	51.4
$500,000.01 to $650,000.00	65	37,815,128	22.9
$650,000.01 to $800,000.00	17	12,582,845	7.6
$800,000.01 to $950,000.00	5	4,300,574	2.6
$950,000.01 to $1,100,000.00	9	9,038,196	5.5
Total:	365	$165,156,294	100.0%

Current Rate

Current Rate	Count	Balance	Percent
4.750% to 4.999%	119	$54,487,303	33.0%
5.000% to 5.249%	69	29,728,057	18.0
5.250% to 5.499%	62	26,760,569	16.2
5.500% to 5.749%	37	17,574,943	10.6
5.750% to 5.999%	54	26,074,206	15.8
6.000% to 6.249%	18	8,057,967	4.9
6.250% to 6.499%	4	1,487,550	0.9
6.750% to 6.999%	2	985,700	0.6
Total:	365	$165,156,294	100.0%

Age

Age	Count	Balance	Percent
0 to 2	354	$162,195,948	98.2%
3 to 5	9	2,458,811	1.5
6 to 8	2	501,535	0.3
Total:	365	$165,156,294	100.0%

Original Loan-To-Value Ratio

Original Loan-To-Value Ratio	Count	Balance	Percent
0.001% to 50.000%	15	$6,801,692	4.1%
50.001% to 60.000%	17	8,450,044	5.1
60.001% to 70.000%	54	30,777,743	18.6
70.001% to 75.000%	27	12,474,926	7.6
75.001% to 80.000%	232	99,809,813	60.4
85.001% to 90.000%	11	4,089,259	2.5
90.001% to 95.000%	9	2,752,818	1.7
Total:	365	$165,156,294	100.0%

FICO Score

FICO Score	Count	Balance	Percent
600 to 649	19	$9,114,700	5.5%
650 to 699	89	39,134,177	23.7
700 to 749	171	77,840,028	47.1
750 to 799	82	37,721,049	22.8
800 to 849	4	1,346,341	0.8
Total:	365	$165,156,294	100.0%

First Payment Year

First Payment Year	Count	Balance	Percent
2003	2	$501,535	0.3%
2004	363	164,654,759	99.7
Total:	365	$165,156,294	100.0%

States

States	Count	Balance	Percent
AZ	12	$3,888,856	2.4%
CA	213	100,062,744	60.6
CO	8	4,391,104	2.7
CT	7	3,439,300	2.1
DC	2	971,600	0.6
DE	1	641,200	0.4
FL	23	9,269,795	5.6
GA	5	1,731,733	1.0
HI	2	1,817,933	1.1
ID	1	372,000	0.2
IL	7	3,315,588	2.0
IN	1	402,500	0.2
MA	7	3,885,494	2.4
MD	6	2,204,646	1.3
MI	6	958,800	0.6
MN	3	847,135	0.5
NJ	6	2,831,006	1.7
NM	1	364,000	0.2
NV	20	8,506,272	5.2
NY	11	5,004,577	3.0
OH	2	845,950	0.5
OR	1	460,000	0.3
SC	3	1,167,353	0.7
TX	3	147,904	0.1
UT	1	336,000	0.2
VA	12	4,644,105	2.8
WA	5	1,874,201	1.1
WI	2	774,497	0.5
Total:	365	$165,156,294	100.0%

Top 10 Zipcodes

Top 10 Zipcodes	Count	Balance	Percent
92692	3	$1,785,500	1.1%
89052	3	1,753,200	1.1
92270	2	1,586,291	1.0
92886	3	1,586,000	1.0
91214	3	1,579,655	1.0
80220	2	1,559,141	0.9
92673	2	1,488,000	0.9
92056	3	1,479,449	0.9
90069	3	1,311,100	0.8
91423	2	1,288,750	0.8
Other	340	149,739,209	90.7
Total:	365	$165,156,294	100.0%

Index

Index	Count	Balance	Percent
1 Year CMT	86	$31,189,574	18.9%
1 Year Libor	256	123,255,254	74.6
6 Months Libor	23	10,711,467	6.5
Total:	365	$165,156,294	100.0%

Goldman, Sachs & Co.

GSR 2004-9
As of June 1, 2004 - Preliminary

5/1s and 5/6s HighCoupon - Group 4

Servicer	Count	Balance	Percent
Countrywide	239	$113,932,355	69.0%
IndyMac	70	34,293,314	20.8
Wells Fargo	56	16,930,625	10.3
Total:	365	$165,156,294	100.0%

Margin	Count	Balance	Percent
2.250%	233	$111,315,328	67.4%
2.500%	1	336,027	0.2
2.750%	130	53,104,939	32.2
2.875%	1	400,000	0.2
Total:	365	$165,156,294	100.0%

Property Type	Count	Balance	Percent
Single Family	245	$108,755,636	65.9%
Planned Unit Development	73	35,908,261	21.7
Condominium	46	19,722,397	11.9
Two-to-Four Family	1	770,000	0.5
Total:	365	$165,156,294	100.0%

Initial Periodic Cap	Count	Balance	Percent
5.000%	365	$165,156,294	100.0%
Total:	365	$165,156,294	100.0%

Occupancy Code	Count	Balance	Percent
Primary Residence	341	$154,470,434	93.5%
Second Home	17	7,268,594	4.4
Investment	7	3,417,266	2.1
Total:	365	$165,156,294	100.0%

Subsequent Periodic Cap	Count	Balance	Percent
1.000%	23	$10,711,467	6.5%
2.000%	342	154,444,828	93.5
Total:	365	$165,156,294	100.0%

Purpose	Count	Balance	Percent
Purchase	252	$109,007,972	66.0%
Rate/Term Refinance	64	32,203,269	19.5
CashOut Refinance	49	23,945,053	14.5
Total:	365	$165,156,294	100.0%

Lifetime Cap	Count	Balance	Percent
5.000%	295	$130,862,980	79.2%
6.000%	70	34,293,314	20.8
Total:	365	$165,156,294	100.0%

Documentation Type	Count	Balance	Percent
Asset Verification	66	$27,676,764	16.8%
Full Documentation	230	103,168,856	62.5
Income Verification	23	10,961,060	6.6
No Documentation	46	23,349,615	14.1
Total:	365	$165,156,294	100.0%

Max Rate	Count	Balance	Percent
9.500% to 9.999%	88	$39,349,798	23.8%
10.000% to 10.499%	94	38,366,816	23.2
10.500% to 10.999%	120	57,752,654	35.0
11.000% to 11.499%	59	27,667,327	16.8
11.500% to 11.999%	4	2,019,700	1.2
Total:	365	$165,156,294	100.0%

Prepayment Penalty Flag	Count	Balance	Percent
N	359	$162,611,728	98.5%
Y	6	2,544,566	1.5
Total:	365	$165,156,294	100.0%

Months to Roll	Count	Balance	Percent
37 to 60	365	$165,156,294	100.0%
Total:	365	$165,156,294	100.0%

Interest Only	Count	Balance	Percent
Y	263	$117,306,095	71.0%
N	102	47,850,200	29.0
Total:	365	$165,156,294	100.0%

Delinquency	Count	Balance	Percent
Current	365	$165,156,294	100.0%
Total:	365	$165,156,294	100.0%

Mortgage Insurance	Count	Balance	Percent
OLTV <= 80	345	$158,314,217	95.9%
OLTV > 80 and Insured	20	6,842,078	4.1
Total:	365	$165,156,294	100.0%

Balance	Count	Balance	Percent
Conforming	35	$7,004,307	4.2%
Non - Conforming	330	158,151,988	95.8
Total:	365	$165,156,294	100.0%

Stats

Count:	236
Current Balance:	$94,684,584
Average Current Balance:	$401,206
Gross Weighted Average Coupon:	4.334%
Net Weighted Average Coupon:	4.073%
Weighted Average Expense Rate:	0.261%
Weighted Average Reset Rate - after Reset:	0.270%
Original Term:	360
Remaining Term:	359
Age:	1
Original Loan-to-Value Ratio:	74.57%
Margin:	2.714%
Net Margin:	2.444%
Initial Periodic Cap:	5.000%
Subsequent Periodic Cap:	1.977%
Lifetime Cap:	5.091%
Maximum Interest Rate:	9.425%
Months to Next Roll:	59
FICO Score:	740
Max Zip Code Percentage:	3.815%

ARM Type	Count	Balance	Percent
5/1s or 5/6s	236	$94,684,584	100.0%
Total:	236	$94,684,584	100.0%

Principal Balance	Count	Balance	Percent
$50,000.01 to $200,000.00	28	$4,414,887	4.7%
$200,000.01 to $350,000.00	70	19,147,612	20.2
$350,000.01 to $500,000.00	81	33,298,004	35.2
$500,000.01 to $650,000.00	40	22,929,723	24.2
$650,000.01 to $800,000.00	8	5,819,525	6.1
$800,000.01 to $950,000.00	3	2,673,119	2.8
$950,000.01 to $1,100,000.00	5	4,997,305	5.3
$1,400,000.01 to $1,550,000.00	1	1,404,410	1.5
Total:	236	$94,684,584	100.0%

Current Rate	Count	Balance	Percent
2.500% to 2.749%	1	$210,380	0.2%
2.750% to 2.999%	2	349,738	0.4
3.000% to 3.249%	1	209,294	0.2
3.250% to 3.499%	2	854,851	0.9
3.500% to 3.749%	3	798,281	0.8
3.750% to 3.999%	10	3,832,477	4.0
4.000% to 4.249%	36	17,017,051	18.0
4.250% to 4.499%	84	32,531,556	34.4
4.500% to 4.749%	97	38,880,957	41.1
Total:	236	$94,684,584	100.0%

Age	Count	Balance	Percent
0 to 2	229	$92,253,901	97.4%
3 to 5	5	1,552,387	1.6
6 to 8	2	878,297	0.9
Total:	236	$94,684,584	100.0%

Original Loan-To-Value Ratio	Count	Balance	Percent
0.001% to 50.000%	7	$5,324,305	5.6%
50.001% to 60.000%	12	5,554,112	5.9
60.001% to 70.000%	22	10,629,225	11.2
70.001% to 75.000%	10	6,082,679	6.4
75.001% to 80.000%	179	65,159,014	68.8
80.001% to 85.000%	1	395,255	0.4
85.001% to 90.000%	2	860,000	0.9
90.001% to 95.000%	3	679,993	0.7
Total:	236	$94,684,584	100.0%

FICO Score	Count	Balance	Percent
600 to 649	1	$343,263	0.4%
650 to 699	41	15,258,727	16.1
700 to 749	88	33,290,511	35.2
750 to 799	102	44,025,923	46.5
800 to 849	4	1,766,160	1.9
Total:	236	$94,684,584	100.0%

First Payment Year	Count	Balance	Percent
2004	236	$94,684,584	100.0%
Total:	236	$94,684,584	100.0%

States	Count	Balance	Percent
AL	1	$717,500	0.8%
AZ	7	1,931,597	2.0
CA	95	39,330,523	41.5
CO	4	1,415,956	1.5
CT	3	1,970,622	2.1
DC	6	1,695,000	1.8
FL	21	7,245,741	7.7
GA	8	2,036,324	2.2
IA	1	150,000	0.2
IL	7	2,539,838	2.7
KS	1	629,591	0.7
KY	1	209,294	0.2
MA	4	2,125,828	2.2
MD	8	3,140,933	3.3
MI	2	879,305	0.9
MN	6	3,121,893	3.3
MO	4	1,248,269	1.3
NC	6	2,612,362	2.8
NE	1	235,546	0.2
NJ	4	1,614,617	1.7
NV	3	1,260,798	1.3
NY	8	6,695,494	7.1
OH	6	1,090,951	1.2
OR	2	399,000	0.4
PA	2	1,376,223	1.5
SC	5	1,592,488	1.7
TX	1	743,775	0.8
VA	13	4,294,132	4.5
WA	6	2,380,987	2.5
Total:	236	$94,684,584	100.0%

Top 10 Zipcodes	Count	Balance	Percent
94550	6	$3,611,800	3.8%
32561	9	3,564,588	3.8
10128	3	3,404,410	3.6
92154	7	2,837,061	3.0
94568	3	1,539,315	1.6
11937	2	1,460,000	1.5
20005	5	1,374,440	1.5
02114	2	1,280,000	1.4
92673	3	1,159,100	1.2
92108	3	1,141,380	1.2
Other	194	73,312,491	77.4
Total:	236	$94,684,584	100.0%

Index	Count	Balance	Percent
1 Year CMT	215	$83,966,942	88.7%
1 Year Libor	17	8,533,642	9.0
6 Months Libor	4	2,184,000	2.3
Total:	236	$94,684,584	100.0%

Goldman, Sachs & Co.

GSR 2004-9

As of June 1, 2004 - Preliminary

5/1s and 5/6s LowCoupon - Group 5

Margin	Count	Balance	Percent
2.250%	14	$6,759,642	7.1%
2.750%	222	87,924,942	92.9
Total:	236	$94,684,584	100.0%

Initial Periodic Cap	Count	Balance	Percent
5.000%	236	$94,684,584	100.0%
Total:	236	$94,684,584	100.0%

Subsequent Periodic Cap	Count	Balance	Percent
1.000%	4	$2,184,000	2.3%
2.000%	232	92,500,584	97.7
Total:	236	$94,684,584	100.0%

Lifetime Cap	Count	Balance	Percent
5.000%	219	$86,096,584	90.9%
6.000%	17	8,588,000	9.1
Total:	236	$94,684,584	100.0%

Max Rate	Count	Balance	Percent
7.500% to 7.999%	3	$560,118	0.6%
8.000% to 8.499%	3	1,064,145	1.1
8.500% to 8.999%	13	4,630,758	4.9
9.000% to 9.499%	117	47,678,606	50.4
9.500% to 9.999%	83	32,162,957	34.0
10.000% to 10.499%	3	1,870,000	2.0
10.500% to 10.999%	14	6,718,000	7.1
Total:	236	$94,684,584	100.0%

Months to Roll	Count	Balance	Percent
37 to 60	236	$94,684,584	100.0%
Total:	236	$94,684,584	100.0%

Delinquency	Count	Balance	Percent
Current	236	$94,684,584	100.0%
Total:	236	$94,684,584	100.0%

Balance	Count	Balance	Percent
Conforming	90	$20,789,952	22.0%
Non - Conforming	146	73,894,633	78.0
Total:	236	$94,684,584	100.0%

Property Type	Count	Balance	Percent
Single Family	163	$68,260,989	72.1%
Condominium	71	25,384,406	26.8
Planned Unit Development	2	1,039,190	1.1
Total:	236	$94,684,584	100.0%

Occupancy Code	Count	Balance	Percent
Primary Residence	212	$86,513,771	91.4%
Second Home	24	8,170,813	8.6
Total:	236	$94,684,584	100.0%

Purpose	Count	Balance	Percent
Purchase	208	$81,515,361	86.1%
RateTerm Refinance	22	10,444,224	11.0
CashOut Refinance	6	2,725,000	2.9
Total:	236	$94,684,584	100.0%

Documentation Type	Count	Balance	Percent
Asset Verification	85	$31,009,507	32.8%
Full Documentation	144	59,971,303	63.3
Income Verification	3	1,947,000	2.1
No Documentation	4	1,756,774	1.9
Total:	236	$94,684,584	100.0%

Prepayment Penalty Flag	Count	Balance	Percent
N	236	$94,684,584	100.0%
Total:	236	$94,684,584	100.0%

Interest Only	Count	Balance	Percent
Y	180	$69,515,312	73.4%
N	56	25,169,273	26.6
Total:	236	$94,684,584	100.0%

Mortgage Insurance	Count	Balance	Percent
OLTV <= 80	230	$92,749,336	98.0%
OLTV > 80 and Insured	6	1,935,248	2.0
Total:	236	$94,684,584	100.0%

Servicer	Count	Balance	Percent
Countrywide	14	$6,759,642	7.1%
IndyMac	17	8,588,000	9.1
Wells Fargo	205	79,336,942	83.8
Total:	236	$94,684,584	100.0%

Goldman, Sachs & Co.

GSR 2004-9
As of June 1, 2004 - Preliminary

Stats

Count:	353
Current Balance:	$187,783,023
Average Current Balance:	$531,963
Gross Weighted Average Coupon:	4.650%
Net Weighted Average Coupon:	3.935%
Weighted Average Expense Rate:	0.714%
Weighted Average Expense Rate - after Reset:	0.714%
Original Term:	360
Remaining Term:	358
Age:	2
Original Loan-to-Value Ratio:	69.75%
Margin:	2.303%
Net Margin:	1.588%
Initial Periodic Cap:	5.000%
Subsequent Periodic Cap:	2.000%
Lifetime Cap:	5.000%
Maximum Interest Rate:	9.650%
Months to Next Roll:	82
FICO Score:	735
Max Zip Code Percentage:	2.697%

ARM Type

ARM Type	Count	Balance	Percent
7/1s	353	$187,783,023	100.0%
Total:	353	$187,783,023	100.0%

Principal Balance

Principal Balance	Count	Balance	Percent
$50,000.01 to $200,000.00	4	$625,960	0.3%
$200,000.01 to $350,000.00	22	7,225,195	3.8
$350,000.01 to $500,000.00	187	78,449,650	41.8
$500,000.01 to $650,000.00	82	47,514,938	25.3
$650,000.01 to $800,000.00	23	16,231,701	8.6
$800,000.01 to $950,000.00	8	6,857,341	3.7
$950,000.01 to $1,100,000.00	16	15,959,946	8.5
$1,100,000.01 to $1,250,000.00	4	4,740,137	2.5
$1,250,000.01 to $1,400,000.00	3	4,085,750	2.2
$1,400,000.01 to $1,550,000.00	3	4,492,405	2.4
$1,550,000.01 to $1,700,000.00	1	1,600,000	0.9
Total:	353	$187,783,023	100.0%

Current Rate

Current Rate	Count	Balance	Percent
2.500% to 2.749%	1	$140,000	0.1%
3.500% to 3.749%	2	1,649,165	0.9
3.750% to 3.999%	18	8,065,650	4.3
4.000% to 4.249%	22	10,557,338	5.6
4.250% to 4.499%	27	14,162,403	7.5
4.500% to 4.749%	115	63,767,259	34.0
4.750% to 4.999%	110	59,325,476	31.6
5.000% to 5.249%	32	18,150,299	9.7
5.250% to 5.499%	16	7,014,434	3.7
5.500% to 5.749%	7	3,575,181	1.9
5.750% to 5.999%	3	1,375,318	0.7
Total:	353	$187,783,023	100.0%

Age

Age	Count	Balance	Percent
0 to 2	322	$174,004,258	92.7%
3 to 5	1	395,000	0.2
6 to 8	5	2,836,668	1.5
9 to 11	25	10,547,097	5.6
Total:	353	$187,783,023	100.0%

Original Loan-To-Value Ratio

Original Loan-To-Value Ratio	Count	Balance	Percent
0.001% to 50.000%	30	$16,493,910	8.8%
50.001% to 60.000%	32	17,948,223	9.6
60.001% to 70.000%	93	49,850,576	26.5
70.001% to 75.000%	35	20,711,499	11.0
75.001% to 80.000%	159	81,315,133	43.3
80.001% to 85.000%	2	748,740	0.4
85.001% to 90.000%	2	714,941	0.4
90.001% to 95.000%			
Total:	353	$187,783,023	100.0%

FICO Score

FICO Score	Count	Balance	Percent
Missing	1	$343,784	0.2%
600 to 649	7	3,426,019	1.8
650 to 699	55	27,512,365	14.7
700 to 749	147	81,300,452	43.3
750 to 799	139	73,953,419	39.4
800 to 849	4	1,246,984	0.7
Total:	353	$187,783,023	100.0%

First Payment Year

First Payment Year	Count	Balance	Percent
2003	30	$13,383,765	7.1%
2004	323	174,399,258	92.9
Total:	353	$187,783,023	100.0%

States

States	Count	Balance	Percent
AL	1	$418,965	0.2%
AR	1	381,313	0.2
AZ	2	934,015	0.5
CA	193	105,456,561	56.2
CO	9	6,295,309	3.4
CT	8	3,525,052	1.9
DE	1	538,000	0.3
FL	6	4,426,226	2.4
GA	5	2,400,631	1.3
HI	1	732,850	0.4
IL	18	8,846,535	4.7
MA	22	9,957,151	5.3
MD	3	1,293,153	0.7
MI	1	1,486,862	0.8
MN	5	2,160,557	1.2
MO	3	1,883,527	1.0
NC	4	1,894,465	1.0
NJ	7	3,646,850	1.9
NM	2	1,044,963	0.6
NV	5	2,489,679	1.3
NY	7	3,183,344	1.7
OH	1	146,650	0.1
OK	3	431,423	0.2
OR	7	1,316,204	0.7
PA	7	3,837,980	2.0
SC	1	1,000,000	0.5
TN	2	1,699,407	0.9
TX	3	1,250,971	0.7
UT	3	434,950	0.2
VA	18	7,556,239	4.0
WA	10	5,800,952	3.1
WI	1	905,365	0.5
WY	1	406,874	0.2
Total:	353	$187,783,023	100.0%

Top 10 Zipcodes

Top 10 Zipcodes	Count	Balance	Percent
92130	7	$5,064,962	2.7%
90272	3	2,759,000	1.5
92660	2	2,087,602	1.1
91604	4	2,065,364	1.1
91302	2	2,018,043	1.1
92694	4	1,971,990	1.1
92253	2	1,899,356	1.0
94010	2	1,842,332	1.0
92026	3	1,837,557	1.0
92603	3	1,730,813	0.9
Other	321	164,506,002	87.6
Total:	353	$187,783,023	100.0%

Index

Index	Count	Balance	Percent
1 Year CMT	36	$17,121,024	9.1%
1 Year Libor	317	170,661,998	90.9
Total:	353	$187,783,023	100.0%

Goldman, Sachs & Co.

GSR 2004-9
As of June 1, 2004 - Preliminary

Margin	Count	Balance	Percent
2.250%	312	$168,029,243	89.5%
2.750%	41	19,753,780	10.5
Total:	353	$187,783,023	100.0%

Initial Periodic Cap	Count	Balance	Percent
5.000%	353	$187,783,023	100.0%
Total:	353	$187,783,023	100.0%

Subsequent Periodic Cap	Count	Balance	Percent
2.000%	353	$187,783,023	100.0%
Total:	353	$187,783,023	100.0%

Lifetime Cap	Count	Balance	Percent
5.000%	353	$187,783,023	100.0%
Total:	353	$187,783,023	100.0%

Max Rate	Count	Balance	Percent
7.500% to 7.999%	1	$140,000	0.1%
8.500% to 8.999%	20	9,714,815	5.2
9.000% to 9.499%	49	24,719,740	13.2
9.500% to 9.999%	225	123,093,235	65.6
10.000% to 10.499%	48	25,164,733	13.4
10.500% to 10.999%	10	4,950,499	2.6
Total:	353	$187,783,023	100.0%

Months to Roll	Count	Balance	Percent
61 to 84	353	$187,783,023	100.0%
Total:	353	$187,783,023	100.0%

Delinquency	Count	Balance	Percent
Current	353	$187,783,023	100.0%
Total:	353	$187,783,023	100.0%

Balance	Count	Balance	Percent
Conforming	8	$1,802,499	1.0%
Non - Conforming	345	185,980,523	99.0
Total:	353	$187,783,023	100.0%

Property Type	Count	Balance	Percent
Single Family	209	$108,005,423	57.5%
Planned Unit Development	112	65,401,424	34.8
Condominium	31	13,722,980	7.3
Two-to-Four Family	1	653,196	0.3
Total:	353	$187,783,023	100.0%

Occupancy Code	Count	Balance	Percent
Primary Residence	336	$178,877,890	95.3%
Second Home	16	8,417,632	4.5
Investment	1	487,500	0.3
Total:	353	$187,783,023	100.0%

Purpose	Count	Balance	Percent
Purchase	159	$86,316,677	46.0%
Rate/Term Refinance	125	62,823,802	33.5
CashOut Refinance	69	38,642,544	20.6
Total:	353	$187,783,023	100.0%

Documentation Type	Count	Balance	Percent
Asset Verification	69	$37,350,457	19.9%
Full Documentation	124	68,474,354	36.5
No Documentation	160	81,958,212	43.6
Total:	353	$187,783,023	100.0%

Prepayment Penalty Flag	Count	Balance	Percent
N	353	$187,783,023	100.0%
Total:	353	$187,783,023	100.0%

Interest Only	Count	Balance	Percent
Y	190	$104,567,956	55.7%
N	163	83,215,066	44.3
Total:	353	$187,783,023	100.0%

Mortgage Insurance	Count	Balance	Percent
OLTV <= 80	349	$186,319,342	99.2%
OLTV > 80 and Insured	4	1,463,681	0.8
Total:	353	$187,783,023	100.0%

Servicer	Count	Balance	Percent
Countrywide	323	$174,399,258	92.9%
Wells Fargo	30	13,383,765	7.1
Total:	353	$187,783,023	100.0%

Stats

Count:	271
Current Balance:	$150,815,845
Average Current Balance:	$556,516
Gross Weighted Average Coupon:	5.444%
Net Weighted Average Coupon:	5.192%
Weighted Average Expense Rate:	0.252%
Weighted Average Expense Rate - after Reset:	0.377%
Original Term:	360
Remaining Term:	360
Age:	0
Original Loan-to-Value Ratio:	68.03%
Margin:	2.275%
Net Margin:	1.89%%
Initial Periodic Cap:	5.000%
Subsequent Periodic Cap:	2.000%
Lifetime Cap:	5.000%
Maximum Interest Rate:	10.444%
Months to Next Roll:	120
FICO Score:	734
Max Zip Code Percentage:	1.693%

Age

Age	Count	Balance	Percent
0 to 2	271	$150,815,845	100.0%
Total:	271	$150,815,845	100.0%

Original Loan-To-Value Ratio

Original Loan-To-Value Ratio	Count	Balance	Percent
0.001% to 50.000%	32	$17,202,322	11.4%
50.001% to 60.000%	33	21,793,445	14.5
60.001% to 70.000%	53	30,515,716	20.2
70.001% to 75.000%	37	19,132,159	12.7
75.001% to 80.000%	113	60,984,755	40.4
85.001% to 90.000%	2	789,300	0.5
90.001% to 95.000%	1	398,148	0.3
Total:	271	$150,815,845	100.0%

FICO Score

FICO Score	Count	Balance	Percent
600 to 649	8	$3,356,326	2.2%
650 to 699	44	24,474,929	16.2
700 to 749	111	59,660,568	39.6
750 to 799	102	59,013,023	39.1
800 to 849	6	4,310,999	2.9
Total:	271	$150,815,845	100.0%

First Payment Year

First Payment Year	Count	Balance	Percent
2004	271	$150,815,845	100.0%
Total:	271	$150,815,845	100.0%

ARM Type

ARM Type	Count	Balance	Percent
10/1s	271	$150,815,845	100.0%
Total:	271	$150,815,845	100.0%

Principal Balance

Principal Balance	Count	Balance	Percent
$200,000.01 to $350,000.00	20	$6,879,689	4.6%
$350,000.01 to $500,000.00	113	47,372,350	31.4
$500,000.01 to $650,000.00	79	46,118,203	30.6
$650,000.01 to $800,000.00	30	21,658,884	14.4
$800,000.01 to $950,000.00	12	10,629,997	7.0
$950,000.01 to $1,100,000.00	13	12,969,222	8.6
$1,100,000.01 to $1,250,000.00	2	2,337,500	1.5
$1,250,000.01 to $1,400,000.00	1	1,350,000	0.9
$1,400,000.01 to $1,550,000.00	1	1,500,000	1.0
Total:	271	$150,815,845	100.0%

Current Rate

Current Rate	Count	Balance	Percent
4.250% to 4.499%	3	$1,697,711	1.1%
4.500% to 4.749%	4	2,631,000	1.7
4.750% to 4.999%	28	15,564,496	10.3
5.000% to 5.249%	61	32,418,189	21.5
5.250% to 5.499%	50	27,558,063	18.3
5.500% to 5.749%	33	20,263,006	13.4
5.750% to 5.999%	50	28,894,502	19.2
6.000% to 6.249%	24	12,464,470	8.3
6.250% to 6.499%	13	7,100,760	4.7
6.500% to 6.749%	2	839,148	0.6
6.750% to 6.999%	2	954,500	0.6
7.000% to 7.249%	1	430,000	0.3
Total:	271	$150,815,845	100.0%

States

States	Count	Balance	Percent
AZ	4	$2,038,326	1.4%
CA	178	102,517,354	68.0
CO	3	1,394,400	0.9
CT	3	1,349,400	0.9
FL	7	3,916,078	2.6
GA	1	375,000	0.2
HI	1	670,000	0.4
ID	1	400,000	0.3
IL	5	2,909,499	1.9
KY	1	600,000	0.4
MA	3	1,165,946	0.8
MD	6	2,509,049	1.7
ME	1	500,000	0.3
MN	2	827,240	0.5
MT	1	636,000	0.4
NC	1	750,000	0.5
NJ	12	6,121,767	4.1
NV	1	555,000	0.4
NY	10	5,668,809	3.8
OK	1	479,200	0.3
OR	1	649,000	0.4
PA	2	1,203,711	0.8
RI	1	500,000	0.3
SC	2	1,046,400	0.7
TX	5	3,180,243	2.1
UT	1	712,000	0.5
VA	9	3,682,463	2.4
WA	7	3,870,360	2.6
WI	1	589,000	0.4
Total:	271	$150,815,845	100.0%

Top 10 Zipcodes

Top 10 Zipcodes	Count	Balance	Percent
90272	4	$2,552,788	1.7%
91381	4	2,396,069	1.6
90274	3	2,354,421	1.6
93012	3	2,078,870	1.4
94526	3	1,888,135	1.3
92024	2	1,850,274	1.2
92127	2	1,576,000	1.0
93441	1	1,500,000	1.0
92130	2	1,412,299	0.9
95125	2	1,364,050	0.9
Other	244	131,842,939	87.4
Total:	271	$150,815,845	100.0%

Index

Index	Count	Balance	Percent
1 Year CMT	7	$2,870,636	1.9%
1 Year Libor	264	147,945,209	98.1
Total:	271	$150,815,845	100.0%

Goldman, Sachs & Co.

GSR 2004-9
As of June 1, 2004 - Preliminary

Margin	Count	Balance	Percent
2.250%	255	$143,906,350	95.4%
2.750%	15	6,511,347	4.3
3.625%	1	398,148	0.3
Total:	271	$150,815,845	100.0%

Initial Periodic Cap	Count	Balance	Percent
5.000%	271	$150,815,845	100.0%
Total:	271	$150,815,845	100.0%

Subsequent Periodic Cap	Count	Balance	Percent
2.000%	271	$150,815,845	100.0%
Total:	271	$150,815,845	100.0%

Lifetime Cap	Count	Balance	Percent
5.000%	271	$150,815,845	100.0%
Total:	271	$150,815,845	100.0%

Max Rate	Count	Balance	Percent
9.000% to 9.499%	3	$1,697,711	1.1%
9.500% to 9.999%	32	18,195,496	12.1
10.000% to 10.499%	111	59,976,252	39.8
10.500% to 10.999%	83	49,157,508	32.6
11.000% to 11.499%	37	19,565,230	13.0
11.500% to 11.999%	4	1,793,648	1.2
12.000% to 12.499%	1	430,000	0.3
Total:	271	$150,815,845	100.0%

Months to Roll	Count	Balance	Percent
85 to 120	271	$150,815,845	100.0%
Total:	271	$150,815,845	100.0%

Delinquency	Count	Balance	Percent
Current	271	$150,815,845	100.0%
Total:	271	$150,815,845	100.0%

Balance	Count	Balance	Percent
Non - Conforming	271	$150,815,845	100.0%
Total:	271	$150,815,845	100.0%

Property Type	Count	Balance	Percent
Single Family	168	$92,259,473	61.2%
Planned Unit Development	82	47,761,784	31.7
Condominium	20	10,244,588	6.8
Two-to-Four Family	1	550,000	0.4
Total:	271	$150,815,845	100.0%

Occupancy Code	Count	Balance	Percent
Primary Residence	258	$143,506,771	95.2%
Second Home	10	5,332,574	3.5
Investment	3	1,976,500	1.3
Total:	271	$150,815,845	100.0%

Purpose	Count	Balance	Percent
Purchase	144	$83,397,622	55.3%
RateTerm Refinance	79	42,562,416	28.2
CashOut Refinance	48	24,855,807	16.5
Total:	271	$150,815,845	100.0%

Documentation Type	Count	Balance	Percent
Asset Verification	60	$31,709,985	21.0%
Full Documentation	81	47,867,600	31.7
No Documentation	130	71,238,260	47.2
Total:	271	$150,815,845	100.0%

Prepayment Penalty Flag	Count	Balance	Percent
N	271	$150,815,845	100.0%
Total:	271	$150,815,845	100.0%

Interest Only	Count	Balance	Percent
Y	165	$96,482,093	64.0%
N	106	54,333,752	36.0
Total:	271	$150,815,845	100.0%

Mortgage Insurance	Count	Balance	Percent
OLTV <= 80	268	$149,628,397	99.2%
OLTV > 80 and Insured	3	1,187,448	0.8
Total:	271	$150,815,845	100.0%

Servicer	Count	Balance	Percent
Countrywide	271	$150,815,845	100.0%
Total:	271	$150,815,845	100.0%

Stats

Count:	130
Current Balance:	$58,912,262
Average Current Balance:	$453,171
Gross Weighted Average Coupon:	6.245%
Net Weighted Average Coupon:	5.964%
Weighted Average Expense Rate:	0.281%
Weighted Average Expense Rate - after Reset:	0.281%
Original Term:	356
Remaining Term:	325
Age:	31
Original Loan-to-Value Ratio:	70.07%
Margin:	2.458%
Net Margin:	2.178%
Initial Periodic Cap:	3.666%
Subsequent Periodic Cap:	2.000%
Lifetime Cap:	5.127%
Maximum Interest Rate:	11.372%
Months to Next Roll:	32
FICO Score:	715
Max Zip Code Percentage:	1.832%

ARM Type	Count	Balance	Percent
SEA	130	$58,912,262	100.0%
Total:	130	$58,912,262	100.0%

Principal Balance	Count	Balance	Percent
Lower than $50,000.00	1	$12,467	0.0%
$200,000.01 to $350,000.00	19	6,031,478	10.2
$350,000.01 to $500,000.00	76	31,060,091	52.7
$500,000.01 to $650,000.00	23	13,008,693	22.1
$650,000.01 to $800,000.00	7	5,042,264	8.6
$800,000.01 to $950,000.00	3	2,789,072	4.7
$950,000.01 to $1,100,000.00	1	968,196	1.6
Total:	130	$58,912,262	100.0%

Current Rate	Count	Balance	Percent
5.000% to 5.249%	7	$3,601,071	6.1%
5.250% to 5.499%	2	642,009	1.1
5.500% to 5.749%	3	1,355,092	2.3
5.750% to 5.999%	16	6,765,674	11.5
6.000% to 6.249%	25	11,534,632	19.6
6.250% to 6.499%	32	15,493,142	26.3
6.500% to 6.749%	21	9,399,648	16.0
6.750% to 6.999%	20	8,291,597	14.1
7.000% to 7.249%	1	388,107	0.7
7.250% to 7.499%	3	1,441,289	2.4
Total:	130	$58,912,262	100.0%

Age	Count	Balance	Percent
21 and up	130	$58,912,262	100.0%
Total:	130	$58,912,262	100.0%

Original Loan-To-Value Ratio	Count	Balance	Percent
0.001% to 50.000%	16	$7,054,919	12.0%
50.001% to 60.000%	8	3,639,920	6.2
60.001% to 70.000%	20	9,396,962	16.0
70.001% to 75.000%	23	11,399,075	19.3
75.001% to 80.000%	54	24,191,853	41.1
80.001% to 85.000%	4	1,362,856	2.3
85.001% to 90.000%	5	1,866,677	3.2
Total:	130	$58,912,262	100.0%

FICO Score	Count	Balance	Percent
Missing	1	$333,912	0.6%
550 to 599	1	256,114	0.4
600 to 649	19	8,294,885	14.1
650 to 699	34	14,931,832	25.3
700 to 749	35	16,618,324	28.2
750 to 799	35	16,743,632	28.4
800 to 849	5	1,733,563	2.9
Total:	130	$58,912,262	100.0%

First Payment Year	Count	Balance	Percent
1998	1	$226,114	0.4%
2001	89	40,478,553	68.7
2002	40	18,177,596	30.9
Total:	130	$58,912,262	100.0%

Status	Count	Balance	Percent
AZ	7	$2,704,281	4.6%
CA	43	20,397,110	34.6
CO	5	2,190,296	3.7
DC	3	1,749,028	3.0
DE	1	395,220	0.7
FL	10	3,993,952	6.8
GA	2	817,107	1.4
IL	6	2,872,407	4.9
IN	1	452,003	0.8
LA	2	830,431	1.4
MD	2	1,092,591	1.9
MI	10	4,951,046	8.4
NC	4	1,748,843	3.0
NE	1	303,058	0.5
NM	3	940,355	1.6
NV	3	1,427,574	2.4
NY	2	951,150	1.6
OH	4	1,843,776	3.1
PA	2	656,701	1.1
SC	4	1,745,168	3.0
TX	4	2,055,650	3.5
UT	1	256,114	0.4
VA	7	2,966,755	5.0
WA	3	809,927	1.4
WI	1	385,465	0.7
WY	1	376,253	0.6
Total:	130	$58,912,262	100.0%

Top 10 Zipcodes	Count	Balance	Percent
60015	2	$1,079,310	1.8%
90254	2	1,018,028	1.7
94062	1	968,196	1.6
94010	2	948,756	1.6
87506	1	940,355	1.6
95121	1	930,506	1.6
48138	2	926,461	1.6
90049	1	918,211	1.6
95076	2	811,812	1.4
34105	2	787,368	1.3
Other	114	49,583,258	84.2
Total:	130	$58,912,262	100.0%

Index	Count	Balance	Percent
1 Year CMT	52	$24,559,980	41.7%
1 Year Libor	78	34,352,282	58.3
Total:	130	$58,912,262	100.0%

Margin	Count	Balance	Percent
2.250%	78	$34,352,282	58.3%
2.750%	52	24,559,980	41.7
Total:	130	$58,912,262	100.0%

Goldman, Sachs & Co.

GSR 2004-9
As of June 1, 2004 - Preliminary

Initial Periodic Cap	Count	Balance	Percent
2.000%	56	$26,197,439	44.5%
5.000%	74	32,714,823	55.5
Total:	130	$58,912,262	100.0%

Subsequent Periodic Cap	Count	Balance	Percent
2.000%	130	$58,912,262	100.0%
Total:	130	$58,912,262	100.0%

Lifetime Cap	Count	Balance	Percent
5.000%	113	$51,436,134	87.3%
6.000%	17	7,476,128	12.7
Total:	130	$58,912,262	100.0%

Max Rate	Count	Balance	Percent
10.000% to 10.499%	9	$4,243,080	7.2%
10.500% to 10.999%	14	5,958,590	10.1
11.000% to 11.499%	49	23,365,808	39.7
11.500% to 11.999%	43	18,648,766	31.7
12.000% to 12.499%	11	5,044,032	8.6
12.500% to 12.999%	3	1,204,655	2.0
13.000% to 13.499%	1	447,330	0.8
Total:	130	$58,912,262	100.0%

Months to Roll	Count	Balance	Percent
0	1	$447,330	0.8%
1 to 6	11	4,731,128	8.0
7 to 36	92	41,709,435	70.8
37 to 60	22	9,964,174	16.9
85 to 120	4	2,060,194	3.5
Total:	130	$58,912,262	100.0%

Delinquency	Count	Balance	Percent
Unknown	130	$58,912,262	100.0%
Total:	130	$58,912,262	100.0%

Balance	Count	Balance	Percent
Conforming	8	$2,396,018	4.1%
Non - Conforming	122	56,516,244	95.9
Total:	130	$58,912,262	100.0%

Property Type	Count	Balance	Percent
Single Family	87	$39,768,314	67.5%
Planned Unit Development	21	9,253,888	15.7
Condominium	18	8,046,644	13.7
Two-to-Four Family	4	1,843,416	3.1
Total:	130	$58,912,262	100.0%

Occupancy Code	Count	Balance	Percent
Primary Residence	116	$52,753,209	89.5%
Second Home	10	4,671,237	7.9
Investment	4	1,487,816	2.5
Total:	130	$58,912,262	100.0%

Purpose	Count	Balance	Percent
RateTerm Refinance	51	$23,546,800	40.0%
Purchase	48	20,928,165	35.5
CashOut Refinance	31	14,437,297	24.5
Total:	130	$58,912,262	100.0%

Documentation Type	Count	Balance	Percent
Asset Verification	3	$832,811	1.4%
Income Verification	45	19,857,643	33.7
Missing	82	38,221,807	64.9
Total:	130	$58,912,262	100.0%

Prepayment Penalty Flag	Count	Balance	Percent
N	130	$58,912,262	100.0%
Total:	130	$58,912,262	100.0%

Interest Only	Count	Balance	Percent
N	130	$58,912,262	100.0%
Total:	130	$58,912,262	100.0%

Mortgage Insurance	Count	Balance	Percent
OLTV <= 80	121	$55,682,729	94.5%
OLTV > 80 and Uninsured	9	3,229,533	5.5
Total:	130	$58,912,262	100.0%

Servicer	Count	Balance	Percent
Countrywide	1	$256,114	0.4%
ABN	13	6,655,947	11.3
Bank of America	78	34,352,282	58.3
Bank One	38	17,647,920	30.0
Total:	130	$58,912,262	100.0%

COMPUTATIONAL MATERIALS

for

GS MORTGAGE SECURITIES CORP.

GSR Mortgage-Backed Certificates 2004-9, Series 2004-9

113160 GSR 2004-9
Form SE

GSR0409 - Price/Yield - 1A1

Balance	$71,205,000.00	Delay	24	Formula	0 * LIBOR_6MO + #	WAC(1)	3.428307341	WAM(1)	358
Coupon	3.05331	Dated	7/1/2004	NET(1)	3.053307	WALA(1)	2		
Settle	7/30/2004	First Payment	8/25/2004						

Price		5	10	15	20	25	30	35	40	45	
	102-14	3.298	3.156	2.989	2.807	2.607	2.392	2.160	1.916	1.647	Yield
	102-14	143	129	113	95	75	54	31	7	-20	Disc Margin
	102-16	3.292	3.146	2.976	2.789	2.586	2.366	2.129	1.879	1.604	Yield
	102-16	143	128	112	93	73	51	28	3	-24	Disc Margin
	102-18	3.285	3.136	2.963	2.772	2.564	2.340	2.097	1.843	1.562	Yield
	102-18	142	127	110	92	71	49	25	-1	-28	Disc Margin
	102-20	3.279	3.126	2.949	2.755	2.542	2.314	2.066	1.806	1.519	Yield
	102-20	142	127	109	90	69	46	22	-4	-33	Disc Margin
	102-22	3.272	3.117	2.936	2.738	2.521	2.288	2.035	1.770	1.477	Yield
	102-22	141	126	108	88	67	44	19	-8	-37	Disc Margin
	102-24	3.265	3.107	2.923	2.720	2.499	2.261	2.004	1.733	1.435	Yield
	102-24	140	125	106	86	65	41	15	-11	-41	Disc Margin
	102-26	3.259	3.097	2.910	2.703	2.478	2.235	1.972	1.697	1.392	Yield
	102-26	140	124	105	85	62	38	12	-15	-45	Disc Margin
	102-28	3.252	3.088	2.896	2.686	2.456	2.209	1.941	1.660	1.350	Yield
	102-28	139	123	104	83	60	36	9	-19	-49	Disc Margin
	102-30	3.246	3.078	2.883	2.669	2.435	2.183	1.910	1.624	1.308	Yield
	102-30	138	122	102	81	58	33	6	-22	-54	Disc Margin
	103-00	3.239	3.069	2.870	2.652	2.414	2.157	1.879	1.588	1.266	Yield
	103-00	138	121	101	80	56	31	3	-26	-58	Disc Margin
	103-02	3.233	3.059	2.857	2.635	2.392	2.131	1.848	1.551	1.224	Yield
	103-02	137	120	100	78	54	28	0	-29	-62	Disc Margin
WAL		12.14	7.60	5.24	3.90	3.04	2.46	2.04	1.72	1.47	
Mod Durn		9.230	6.285	4.581	3.529	2.822	2.320	1.946	1.664	1.435	
Mod Convexity		1.365	0.685	0.376	0.228	0.148	0.102	0.073	0.054	0.041	
Principal Window		Aug04 - May28	Aug04 - Dec21	Aug04 - Mar17	Aug04 - Apr14	Aug04 - Apr12	Aug04 - Nov10	Aug04 - Oct09	Aug04 - Jan09	Aug04 - May08	
LIBOR_6MO		1.84125	1.84125	1.84125	1.84125	1.84125	1.84125	1.84125	1.84125	1.84125	
LIBOR_1YR		2.25	2.25	2.25	2.25	2.25	2.25	2.25	2.25	2.25	
CMT_1YR		1.94	1.94	1.94	1.94	1.94	1.94	1.94	1.94	1.94	
Prepay		5 CPR	10 CPR	15 CPR	20 CPR	25 CPR	30 CPR	35 CPR	40 CPR	45 CPR	
Optional Redemption		Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	

GSR0409 - Price/Yield - COMBO2

Balance	$44,132,000.00	Delay	24	WAC(6)	4.649863493	WAM(6)	357			
Coupon	3.9355	Dated	7/1/2004	NET(6)	3.9355	WALA(6)	3			
Settle	7/30/2004	First Payment	8/25/2004							

Price		5	10	15	20	25	30	35	40	45	
	99-18	4.004	4.023	4.049	4.075	4.103	4.134	4.165	4.199	4.236	Yield
	99-18	-8	42	95	129	158	181	199	212	224	Spread
	99-20	3.992	4.004	4.020	4.037	4.055	4.074	4.095	4.117	4.140	Yield
	99-20	-10	40	92	125	153	175	192	204	214	Spread
	99-22	3.980	3.984	3.991	3.999	4.007	4.015	4.024	4.034	4.045	Yield
	99-22	-11	38	90	121	148	169	185	196	205	Spread
	99-24	3.967	3.965	3.963	3.961	3.959	3.956	3.954	3.952	3.949	Yield
	99-24	-12	36	87	118	143	164	178	188	195	Spread
	99-26	3.955	3.945	3.934	3.923	3.910	3.897	3.884	3.869	3.853	Yield
	99-26	-13	34	84	114	138	158	171	179	186	Spread
	99-28	3.943	3.926	3.906	3.884	3.862	3.839	3.814	3.787	3.758	Yield
	99-28	-14	32	81	110	134	152	164	171	176	Spread
	99-30	3.931	3.906	3.877	3.846	3.814	3.780	3.743	3.705	3.663	Yield
	99-30	-16	30	78	106	129	146	157	163	166	Spread
	100-00	3.919	3.887	3.849	3.808	3.766	3.721	3.673	3.623	3.568	Yield
	100-00	-17	28	75	102	124	140	150	155	157	Spread
	100-02	3.906	3.867	3.820	3.770	3.718	3.662	3.603	3.540	3.472	Yield
	100-02	-18	26	73	99	119	134	143	146	147	Spread
	100-04	3.894	3.848	3.792	3.732	3.670	3.604	3.533	3.458	3.377	Yield
	100-04	-19	24	70	95	114	128	136	138	138	Spread
	100-06	3.882	3.828	3.763	3.694	3.622	3.545	3.464	3.377	3.283	Yield
	100-06	-20	22	67	91	110	122	129	130	128	Spread
WAL		5.85	3.50	2.34	1.73	1.36	1.10	0.92	0.78	0.68	
Mod Durn		5.117	3.200	2.186	1.638	1.296	1.060	0.889	0.758	0.654	
Mod Convexity		0.313	0.129	0.063	0.037	0.025	0.017	0.013	0.010	0.008	
Principal Window		Jun08 - May11	Aug06 - Sep09	Nov05 - Dec07	Jul05 - Feb07	May05 - Jul06	Mar05 - Mar06	Feb05 - Nov05	Jan05 - Sep05	Dec04 - Jul05	
LIBOR_6MO		1.84125	1.84125	1.84125	1.84125	1.84125	1.84125	1.84125	1.84125	1.84125	
LIBOR_1YR		2.25	2.25	2.25	2.25	2.25	2.25	2.25	2.25	2.25	
CMT_1YR		1.94	1.94	1.94	1.94	1.94	1.94	1.94	1.94	1.94	
Prepay		5 CPB	10 CPB	15 CPB	20 CPB	25 CPB	30 CPB	35 CPB	40 CPB	45 CPB	
Optional Redemption		Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	

EDSF Mat 0.5YR 1YR 1.25YR 1.5YR 1.75YR 2YR 3YR 4YR 5YR
Yld 1.873 2.230 2.448 2.631 2.798 2.931 3.419 3.790 4.087